

FORM SE

05050850

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, April 12, 2005, Series 2005-HE3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-119047
SEC File Number, if available

SEC MAIL RECEIVED PROCESSING APR 15 2005 WASH, D.C. 185 SEC

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
APR 21 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn

Name: Doris J. Hearn
Title: Vice President

By: Evelyn Echevarria

Name: Evelyn Echevarria
Title: Vice President

Dated: April 13, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,059,717,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE3

Ace Securities Corp
(Depositor)

Deutsche Bank 

April 12, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein will be supplemented by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED April 12, 2005

Ace Securities Corp.

Home Equity Loan Trust, Series 2005-HE3

$1,059,717,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1A	368,328,000	Float	2.29	1 - 86	0	ACT/360	May 2035	AAA / Aaa / AAA
A-1B	92,083,000	Float	2.29	1 - 86	0	ACT/360	May 2035	AAA / Aaa / AAA
A-2A	220,000,000	Float	0.88	1 - 23	0	ACT/360	April 2014	AAA / Aaa / AAA
A-2B	119,685,000	Float	3.00	23 - 65	0	ACT/360	May 2035	AAA / Aaa / AAA
A-2C	49,096,000	Float	6.75	65 - 86	0	ACT/360	May 2035	AAA / Aaa / AAA
M-1	58,358,000	Float	4.99	43 - 86	0	ACT/360	May 2035	AA+ / Aa1 / AA+
M-2	35,451,000	Float	4.91	41 - 86	0	ACT/360	May 2035	AA / Aa2 / AA
M-3	22,362,000	Float	4.88	40 - 86	0	ACT/360	May 2035	AA- / Aa3 / AA-
M-4	19,634,000	Float	4.86	39 - 86	0	ACT/360	May 2035	A+ / A1 / A+
M-5	18,544,000	Float	4.84	39 - 86	0	ACT/360	May 2035	A / A2 / A
M-6	17,998,000	Float	4.83	38 - 86	0	ACT/360	May 2035	A- / A3 / A-
M-7	14,180,000	Float	4.82	38 - 86	0	ACT/360	May 2035	BBB+ / Baa1 / BBB+
M-8	13,090,000	Float	4.82	37 - 86	0	ACT/360	May 2035	BBB / Baa2 / BBB
M-9	10,908,000	Float	4.80	37 - 86	0	ACT/360	May 2035	BBB- / Baa3 / BBB-
Total	1,059,717,000							
Non-Offered Certificates:								
B-1	6,545,000	Float				* Not Offered *		
B-2	10,908,000	Float				* Not Offered *		
B-3	8,181,000	Float				* Not Offered *		
Total Certificates	**1,085,351,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A Certificates and Class A-1B Certificates (the "Class A-1 Certificates") and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1, Class B-2 and Class B-3 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and Subordinate Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans").

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 6,844 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,090,805,197 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 4,872 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $591,408,066 and the Group II Mortgage Loans will represent approximately 1,972 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $499,397,131. Certain of the Mortgage Loans will be "prefunded mortgage loans" as described in the Prefunding Account section below.

Class A Certificates: Class A-1A, Class A-1B, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates

Subordinate Certificates: Class B-1, Class B-2 and Class B-3 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Finance America	481,189,944	44.11
OwnIt Mortgage	230,470,241	21.13
New Century	183,065,233	16.78
Other	196,079,779	17.98
Total	**1,090,805,197**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicer: Ocwen Federal Bank FSB

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: April 1, 2005

Expected Pricing: Week of April 11, 2005

Expected Closing Date: On or about April 28, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in May 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.517% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination; and

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-3 Certificates, fourth, to the Class B-2 Certificates, fifth, to the Class B-1 Certificates, sixth, to the Class M-9 Certificates, seventh, to the Class M-8 Certificates, eighth, to the Class M-7 Certificates, ninth, to the Class M-6 Certificates, tenth, to the Class M-5 Certificates, eleventh, to the Class M-4 Certificates, twelfth, to the Class M-3 Certificates, thirteenth, to the Class M-2 Certificates and fourteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date; provided, however, that if a Class A-2A Accelerated Amortization Event is in effect, the Required Overcollateralization Amount will not be permitted to decrease. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 44.30%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A	AAA/Aaa/AAA	22.15%	44.30%
M-1	AA+/Aa1/AA+	16.80%	33.60%
M-2	AA/Aa2/AA	13.55%	27.10%
M-3	AA-/Aa3/AA-	11.50%	23.00%
M-4	A+/A1/A+	9.70%	19.40%
M-5	A/A2/A	8.00%	16.00%
M-6	A-/A3/A-	6.35%	12.70%
M-7	BBB+/Baa1/BBB+	5.05%	10.10%
M-8	BBB/Baa2/BBB	3.85%	7.70%
M-9	BBB-/Baa3/BBB-	2.85%	5.70%
B-1	BB+/Ba1/BB+	2.25%	4.50%
B-2	BB/Ba2/BB	1.25%	2.50%
B-3	BB/NR/NR	0.50%	1.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE3 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1A, A-1B, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1A, A-1B, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2A, A-2B, A-2C, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2A, A-2B, A-2C, Mezzanine, Subordinate Certificates, and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 44.30% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1 Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1A and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 33.60% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 27.10% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 23.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 19.40% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 16.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 12.70% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 10.10% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 7.70% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage) and ninth to the Class M-9 Certificates until it reaches approximately a 5.70% Credit Enhancement Percentage (2x the Class M-9 Initial Credit

Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount:	The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 4.50% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches approximately a 2.50% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage) and third to the Class B-3 Certificates until it reaches approximately a 1.00% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.
Prefunding Account	On the Closing Date, approximately [$45,777,848] will be deposited into a segregated account referred to as the prefunding account (the "Prefunding Account"). The amount deposited in the Prefunding Account will be used solely to purchase certain of the Mortgage Loans after the Closing Date for a period of three months. If any amounts are left in the Prefunding Account after that date in respect of a loan group, the holders of the Class A Certificates, as applicable, will receive that amount as a principal payment on the applicable distribution date.
Class A-2A Accelerated Amortization Event:	Beginning on the Distribution Date in April, 2012 and for any Distribution Date thereafter, if the Certificate Principal Balance of the Class A-2A Certificates following application of the related Class A Principal Distribution Amount on any such Distribution Date exceeds the Class A-2A targeted principal balance for such Distribution Date then a Class A-2A Accelerated Amortization Event will be in effect for such Distribution Date and will remain in effect for each Distribution Date thereafter until the Class A-2A Certificate Principal Balance has been reduced to zero.
Class A-2A Accelerated Amortization Amount:	With respect to any Distribution Date on which a Class A-2A Accelerated Amortization Event is in effect, the Class A-2A Certificates will be entitled to receive the Class A-2A Accelerated Amortization Amount as an additional payment of principal to the extent of finds available. The Class A-2A Accelerated Amortization Amount will be equal to the lesser of (i) the sum of (a) the principal remittance amount with respect to the Mortgage Loans remaining after payment of the Class A Principal Distribution Amount and (b) the amount remaining after payments described in items (1) through (11) under "Payment Priority" below and (ii) the Class A-2A Certificate Principal Balance on such Distribution Date (after the application of the related Class A Principal Distribution Amount on such Distribution Date).

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [3.00]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [36.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
May 2008 to April 2009	[3.00]%, plus 1/12th of [1.50]% for each month thereafter
May 2009 to April 2010	[4.50]%, plus 1/12th of [1.25]% for each month thereafter
May 2010 to April 2011	[5.75]%, plus 1/12th of [0.75]% for each month thereafter
May 2011 and thereafter	[6.50]%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. If a Class A-2A Accelerated Amortization Event is in effect for such Distribution Date, an amount equal to the lesser of (i) the amount of principal with respect to the Mortgage Loans remaining after payment of the Class A Principal Distribution Amount and (ii) the Certificate Principal Balance of the Class A-2A Certificates as an additional payment of principal until the Certificate Principal Balance of the Class A-2A Certificates has been reduced to zero.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
12. If a Class A-2A Accelerated Amortization Event is in effect for such Distribution Date, an amount equal to the Class A-2A Accelerated Amortization Amount (after taking in to account payments made pursuant to clause (3) above) will be paid to the Class A-2A Certificates as an additional payment of principal until the Certificate Principal Balance of the Class A-2A Certificates has been reduced to zero.
13. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2005	578,241,000	6.730	10.000
7/25/2005	564,345,000	6.958	10.000
8/25/2005	550,660,000	6.737	10.000
9/25/2005	537,176,000	6.742	10.000
10/25/2005	523,885,000	6.970	10.000
11/25/2005	510,780,000	6.748	10.000
12/25/2005	497,856,000	6.975	10.000
1/25/2006	485,107,000	6.752	10.000
2/25/2006	472,529,000	6.754	10.000
3/25/2006	460,119,000	7.480	10.000
4/25/2006	447,883,000	6.757	10.000
5/25/2006	435,963,000	6.984	10.000
6/25/2006	424,360,000	6.760	10.000
7/25/2006	413,065,000	6.986	10.000
8/25/2006	402,070,000	6.762	10.000
9/25/2006	391,369,000	6.764	10.000
10/25/2006	380,952,000	6.990	10.000
11/25/2006	370,812,000	6.766	10.000
12/25/2006	360,941,000	6.993	10.000
1/25/2007	351,334,000	6.768	10.000
2/25/2007	341,982,000	6.770	10.000
3/25/2007	332,879,000	7.503	10.000
4/25/2007	324,018,000	8.652	10.000
5/25/2007	315,453,000	8.951	10.000
6/25/2007	307,116,000	8.661	10.000
7/25/2007	298,998,000	8.949	10.000
8/25/2007	291,095,000	8.660	10.000
9/25/2007	283,401,000	8.660	10.000
10/25/2007	275,910,000	9.725	10.000
11/25/2007	268,635,000	9.413	10.000
12/25/2007	261,552,000	9.725	10.000
1/25/2008	254,656,000	9.410	10.000
2/25/2008	247,941,000	9.408	10.000

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2005	487,316,000	6.183	10.000
7/25/2005	475,303,000	6.393	10.000
8/25/2005	463,507,000	6.191	10.000
9/25/2005	451,920,000	6.194	10.000
10/25/2005	440,535,000	6.404	10.000
11/25/2005	429,345,000	6.200	10.000
12/25/2005	418,346,000	6.409	10.000
1/25/2006	407,531,000	6.205	10.000
2/25/2006	396,897,000	6.207	10.000
3/25/2006	386,439,000	6.873	10.000
4/25/2006	376,155,000	6.209	10.000
5/25/2006	366,140,000	6.417	10.000
6/25/2006	356,391,000	6.211	10.000
7/25/2006	346,902,000	6.419	10.000
8/25/2006	337,666,000	6.216	10.000
9/25/2006	328,677,000	6.217	10.000
10/25/2006	319,926,000	6.426	10.000
11/25/2006	311,409,000	6.225	10.000
12/25/2006	303,119,000	6.434	10.000
1/25/2007	295,049,000	6.227	10.000
2/25/2007	287,195,000	6.229	10.000
3/25/2007	279,549,000	6.915	10.000
4/25/2007	272,108,000	8.291	10.000
5/25/2007	264,890,000	8.596	10.000
6/25/2007	257,865,000	8.318	10.000
7/25/2007	251,026,000	8.595	10.000
8/25/2007	244,369,000	8.318	10.000
9/25/2007	237,888,000	8.323	10.000
10/25/2007	231,579,000	9.407	10.000
11/25/2007	225,449,000	9.113	10.000
12/25/2007	219,481,000	9.416	10.000
1/25/2008	213,671,000	9.111	10.000
2/25/2008	208,015,000	9.114	10.000
3/25/2008	202,509,000	9.826	10.000

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	20.91	4.44	2.29	1.64	1.08
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	Jan-08
A-1B	Avg Life	20.91	4.44	2.29	1.64	1.08
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	Jan-08
A-2A	Avg Life	8.05	1.67	0.88	0.69	0.52
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	May-15	Nov-08	Mar-07	Oct-06	May-06
A-2B	Avg Life	19.37	6.13	3.00	2.06	1.52
	First Payment Date	Dec-20	Nov-08	Mar-07	Oct-06	May-06
	Last Payment Date	Sep-27	Aug-15	Sep-10	Jan-08	May-07
A-2C	Avg Life	28.48	12.76	6.75	4.68	2.34
	First Payment Date	Sep-27	Aug-15	Sep-10	Jan-08	May-07
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	Dec-07
M-1	Avg Life	27.73	8.93	4.99	4.81	3.83
	First Payment Date	Nov-31	Aug-09	Nov-08	Jun-09	Jan-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-2	Avg Life	27.29	8.93	4.91	4.42	4.07
	First Payment Date	May-31	Aug-09	Sep-08	Feb-09	Apr-09
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-3	Avg Life	27.13	8.93	4.88	4.27	3.90
	First Payment Date	Jan-31	Aug-09	Aug-08	Dec-08	Jan-09
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-4	Avg Life	27.05	8.93	4.86	4.19	3.70
	First Payment Date	Nov-30	Aug-09	Jul-08	Oct-08	Oct-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-5	Avg Life	26.98	8.93	4.84	4.13	3.56
	First Payment Date	Sep-30	Aug-09	Jul-08	Sep-08	Aug-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.93	8.93	4.83	4.08	3.46
	First Payment Date	Jul-30	Aug-09	Jun-08	Aug-08	Jun-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-7	Avg Life	26.90	8.93	4.82	4.04	3.38
	First Payment Date	Jun-30	Aug-09	Jun-08	Jul-08	May-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-8	Avg Life	26.87	8.93	4.82	4.02	3.32
	First Payment Date	May-30	Aug-09	May-08	Jun-08	Apr-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
M-9	Avg Life	26.85	8.93	4.80	3.99	3.28
	First Payment Date	Apr-30	Aug-09	May-08	Jun-08	Mar-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
B-1	Avg Life	26.83	8.90	4.79	3.98	3.24
	First Payment Date	Mar-30	Aug-09	May-08	May-08	Mar-08
	Last Payment Date	Feb-34	Oct-18	Jun-12	Nov-10	May-09
B-2	Avg Life	26.66	8.41	4.52	3.73	3.06
	First Payment Date	Mar-30	Aug-09	May-08	May-08	Feb-08
	Last Payment Date	Dec-33	Mar-18	Mar-12	Aug-10	Mar-09
B-3	Avg Life	25.66	6.59	3.61	3.19	2.83
	First Payment Date	Feb-30	Aug-09	May-08	May-08	Feb-08
	Last Payment Date	Oct-32	Dec-14	May-10	Mar-09	Mar-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	20.95	4.74	2.50	1.80	1.08
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	Mar-35	Apr-31	Mar-21	Jan-18	Jan-08
A-1B	Avg Life	20.95	4.74	2.50	1.80	1.08
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	Mar-35	Apr-31	Mar-21	Jan-18	Jan-08
A-2A	Avg Life	8.05	1.67	0.88	0.69	0.52
	First Payment Date	May-05	May-05	May-05	May-05	May-05
	Last Payment Date	May-15	Nov-08	Mar-07	Oct-06	May-06
A-2B	Avg Life	19.37	6.13	3.00	2.06	1.52
	First Payment Date	Dec-20	Nov-08	Mar-07	Oct-06	May-06
	Last Payment Date	Sep-27	Aug-15	Sep-10	Jan-08	May-07
A-2C	Avg Life	28.80	15.18	8.34	5.91	2.34
	First Payment Date	Sep-27	Aug-15	Sep-10	Jan-08	May-07
	Last Payment Date	Mar-35	Apr-31	Jan-21	Dec-17	Dec-07
M-1	Avg Life	27.84	9.74	5.53	5.23	5.71
	First Payment Date	Nov-31	Aug-09	Nov-08	Jun-09	Jan-08
	Last Payment Date	Feb-35	Sep-28	Feb-19	Feb-16	Sep-14
M-2	Avg Life	27.40	9.71	5.43	4.81	4.63
	First Payment Date	May-31	Aug-09	Sep-08	Feb-09	Apr-09
	Last Payment Date	Feb-35	Aug-27	Apr-18	Jun-15	Oct-12
M-3	Avg Life	27.24	9.68	5.37	4.65	4.19
	First Payment Date	Jan-31	Aug-09	Aug-08	Dec-08	Jan-09
	Last Payment Date	Jan-35	Sep-26	Aug-17	Nov-14	May-12
M-4	Avg Life	27.15	9.65	5.33	4.55	3.97
	First Payment Date	Nov-30	Aug-09	Jul-08	Oct-08	Oct-08
	Last Payment Date	Jan-35	Dec-25	Feb-17	Jul-14	Feb-12
M-5	Avg Life	27.09	9.61	5.29	4.47	3.82
	First Payment Date	Sep-30	Aug-09	Jul-08	Sep-08	Aug-08
	Last Payment Date	Dec-34	Mar-25	Aug-16	Feb-14	Oct-11

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	27.03	9.55	5.23	4.39	3.69
	First Payment Date	Jul-30	Aug-09	Jun-08	Aug-08	Jun-08
	Last Payment Date	Nov-34	May-24	Jan-16	Aug-13	Jun-11
M-7	Avg Life	26.99	9.46	5.17	4.31	3.58
	First Payment Date	Jun-30	Aug-09	Jun-08	Jul-08	May-08
	Last Payment Date	Oct-34	Mar-23	May-15	Feb-13	Jan-11
M-8	Avg Life	26.95	9.33	5.09	4.23	3.48
	First Payment Date	May-30	Aug-09	May-08	Jun-08	Apr-08
	Last Payment Date	Sep-34	Feb-22	Aug-14	Jul-12	Aug-10
M-9	Avg Life	26.89	9.17	4.96	4.11	3.37
	First Payment Date	Apr-30	Aug-09	May-08	Jun-08	Mar-08
	Last Payment Date	Jul-34	Sep-20	Oct-13	Nov-11	Feb-10
B-1	Avg Life	26.83	8.95	4.82	4.00	3.25
	First Payment Date	Mar-30	Aug-09	May-08	May-08	Mar-08
	Last Payment Date	Apr-34	Jul-19	Nov-12	Mar-11	Aug-09
B-2	Avg Life	26.66	8.41	4.52	3.73	3.06
	First Payment Date	Mar-30	Aug-09	May-08	May-08	Feb-08
	Last Payment Date	Dec-33	Mar-18	Mar-12	Aug-10	Mar-09
B-3	Avg Life	25.66	6.59	3.61	3.19	2.83
	First Payment Date	Feb-30	Aug-09	May-08	May-08	Feb-08
	Last Payment Date	Oct-32	Dec-14	May-10	Mar-09	Mar-08

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE3

Deutsche Bank 

Class A-1A and A-1B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	5/25/2005	NA
2	6/25/2005	10.00
3	7/25/2005	10.00
4	8/25/2005	10.00
5	9/25/2005	10.00
6	10/25/2005	10.00
7	11/25/2005	10.00
8	12/25/2005	10.00
9	1/25/2006	10.00
10	2/25/2006	10.00
11	3/25/2006	10.00
12	4/25/2006	10.00
13	5/25/2006	10.00
14	6/25/2006	10.00
15	7/25/2006	10.00
16	8/25/2006	10.00
17	9/25/2006	10.00
18	10/25/2006	10.00
19	11/25/2006	10.00
20	12/25/2006	10.00
21	1/25/2007	10.00
22	2/25/2007	10.00
23	3/25/2007	10.00
24	4/25/2007	10.00
25	5/25/2007	10.00
26	6/25/2007	10.00
27	7/25/2007	10.00
28	8/25/2007	10.00
29	9/25/2007	10.00
30	10/25/2007	10.00
31	11/25/2007	10.00
32	12/25/2007	10.00
33	1/25/2008	10.00
34	2/25/2008	10.00
35	3/25/2008	10.06
36	4/25/2008	10.27
37	5/25/2008	10.62
38	6/25/2008	10.27
39	7/25/2008	10.61
40	8/25/2008	10.27
41	9/25/2008	10.27
42	10/25/2008	11.42
43	11/25/2008	11.06
44	12/25/2008	11.42
45	1/25/2009	11.05

Class A-1 and A-1B Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	2/25/2009	11.05
47	3/25/2009	12.23
48	4/25/2009	11.23
49	5/25/2009	11.61
50	6/25/2009	11.23
51	7/25/2009	11.60
52	8/25/2009	11.22
53	9/25/2009	11.22
54	10/25/2009	11.64
55	11/25/2009	11.26
56	12/25/2009	11.63
57	1/25/2010	11.25
58	2/25/2010	11.25
59	3/25/2010	12.45
60	4/25/2010	11.32
61	5/25/2010	11.69
62	6/25/2010	11.31
63	7/25/2010	11.69
64	8/25/2010	11.31
65	9/25/2010	11.30
66	10/25/2010	11.70
67	11/25/2010	11.32
68	12/25/2010	11.69
69	1/25/2011	11.31
70	2/25/2011	11.31
71	3/25/2011	12.52
72	4/25/2011	11.32
73	5/25/2011	11.70
74	6/25/2011	11.31
75	7/25/2011	11.69
76	8/25/2011	11.31
77	9/25/2011	11.30
78	10/25/2011	11.70
79	11/25/2011	11.32
80	12/25/2011	11.69
81	1/25/2012	11.31
82	2/25/2012	11.31
83	3/25/2012	12.08
84	4/25/2012	11.30
85	5/25/2012	11.67
86	6/25/2012	11.29
87	7/25/2012	11.66

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2005	NA
2	6/25/2005	10.00
3	7/25/2005	10.00
4	8/25/2005	10.00
5	9/25/2005	10.00
6	10/25/2005	10.00
7	11/25/2005	10.00
8	12/25/2005	10.00
9	1/25/2006	10.00
10	2/25/2006	10.00
11	3/25/2006	10.00
12	4/25/2006	10.00
13	5/25/2006	10.00
14	6/25/2006	10.00
15	7/25/2006	10.00
16	8/25/2006	10.00
17	9/25/2006	10.00
18	10/25/2006	10.00
19	11/25/2006	10.00
20	12/25/2006	10.00
21	1/25/2007	10.00
22	2/25/2007	10.00
23	3/25/2007	10.00
24	4/25/2007	10.00
25	5/25/2007	10.00
26	6/25/2007	10.00
27	7/25/2007	10.00
28	8/25/2007	10.00
29	9/25/2007	10.00
30	10/25/2007	10.00
31	11/25/2007	10.00
32	12/25/2007	10.00
33	1/25/2008	10.00
34	2/25/2008	10.00
35	3/25/2008	10.00
36	4/25/2008	10.01
37	5/25/2008	10.35
38	6/25/2008	10.01
39	7/25/2008	10.35
40	8/25/2008	10.01
41	9/25/2008	10.04
42	10/25/2008	11.19
43	11/25/2008	10.84
44	12/25/2008	11.19
45	1/25/2009	10.83

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	2/25/2009	10.83
47	3/25/2009	12.02
48	4/25/2009	10.99
49	5/25/2009	11.36
50	6/25/2009	10.99
51	7/25/2009	11.35
52	8/25/2009	10.98
53	9/25/2009	11.01
54	10/25/2009	11.39
55	11/25/2009	11.02
56	12/25/2009	11.39
57	1/25/2010	11.02
58	2/25/2010	11.02
59	3/25/2010	12.20
60	4/25/2010	11.06
61	5/25/2010	11.44
62	6/25/2010	11.07
63	7/25/2010	11.44
64	8/25/2010	11.07
65	9/25/2010	11.06
66	10/25/2010	11.44
67	11/25/2010	11.07
68	12/25/2010	11.44
69	1/25/2011	11.07
70	2/25/2011	11.07
71	3/25/2011	12.25
72	4/25/2011	11.07
73	5/25/2011	11.44
74	6/25/2011	11.07
75	7/25/2011	11.44
76	8/25/2011	11.07
77	9/25/2011	11.06
78	10/25/2011	11.44
79	11/25/2011	11.07
80	12/25/2011	11.44
81	1/25/2012	11.06
82	2/25/2012	11.06
83	3/25/2012	11.82
84	4/25/2012	11.06
85	5/25/2012	11.42
86	6/25/2012	11.05
87	7/25/2012	11.41

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2005	NA
2	6/25/2005	10.00
3	7/25/2005	10.00
4	8/25/2005	10.00
5	9/25/2005	10.00
6	10/25/2005	10.00
7	11/25/2005	10.00
8	12/25/2005	10.00
9	1/25/2006	10.00
10	2/25/2006	10.00
11	3/25/2006	10.00
12	4/25/2006	10.00
13	5/25/2006	10.00
14	6/25/2006	10.00
15	7/25/2006	10.00
16	8/25/2006	10.00
17	9/25/2006	10.00
18	10/25/2006	10.00
19	11/25/2006	10.00
20	12/25/2006	10.00
21	1/25/2007	10.00
22	2/25/2007	10.00
23	3/25/2007	10.00
24	4/25/2007	10.00
25	5/25/2007	10.00
26	6/25/2007	10.00
27	7/25/2007	10.00
28	8/25/2007	10.00
29	9/25/2007	10.00
30	10/25/2007	10.00
31	11/25/2007	10.00
32	12/25/2007	10.00
33	1/25/2008	10.00
34	2/25/2008	10.00
35	3/25/2008	10.03
36	4/25/2008	10.15
37	5/25/2008	10.50
38	6/25/2008	10.15
39	7/25/2008	10.49
40	8/25/2008	10.15
41	9/25/2008	10.16
42	10/25/2008	11.32
43	11/25/2008	10.96
44	12/25/2008	11.32
45	1/25/2009	10.95

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	2/25/2009	10.95
47	3/25/2009	12.13
48	4/25/2009	11.12
49	5/25/2009	11.49
50	6/25/2009	11.12
51	7/25/2009	11.49
52	8/25/2009	11.11
53	9/25/2009	11.12
54	10/25/2009	11.52
55	11/25/2009	11.15
56	12/25/2009	11.52
57	1/25/2010	11.14
58	2/25/2010	11.14
59	3/25/2010	12.34
60	4/25/2010	11.20
61	5/25/2010	11.58
62	6/25/2010	11.20
63	7/25/2010	11.57
64	8/25/2010	11.20
65	9/25/2010	11.19
66	10/25/2010	11.58
67	11/25/2010	11.21
68	12/25/2010	11.58
69	1/25/2011	11.20
70	2/25/2011	11.20
71	3/25/2011	12.39
72	4/25/2011	11.21
73	5/25/2011	11.58
74	6/25/2011	11.20
75	7/25/2011	11.57
76	8/25/2011	11.20
77	9/25/2011	11.19
78	10/25/2011	11.58
79	11/25/2011	11.21
80	12/25/2011	11.58
81	1/25/2012	11.20
82	2/25/2012	11.20
83	3/25/2012	11.96
84	4/25/2012	11.19
85	5/25/2012	11.56
86	6/25/2012	11.18
87	7/25/2012	11.55

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	359	2.9300	3.4000	359	45	492	4.9131	4.9355	410
2	331	3.1780	3.5605	305	46	492	4.9314	4.9167	409
3	342	3.2856	3.7074	306	47	527	4.9487	4.8950	461
4	331	3.4135	3.8418	281	48	493	4.9678	4.8753	400
5	331	3.6594	3.9699	257	49	505	4.7741	4.8505	438
6	341	3.8055	4.0648	255	50	494	4.7865	4.8617	419
7	330	3.8706	4.1308	235	51	505	4.7968	4.8727	436
8	341	4.0672	4.1766	229	52	494	4.8071	4.8827	417
9	329	4.0825	4.1952	214	53	494	4.8183	4.8945	416
10	329	4.1083	4.2217	211	54	506	4.8281	4.9026	435
11	362	4.2717	4.2549	238	55	495	4.8382	4.9119	417
12	328	4.1928	4.2691	201	56	506	4.8482	4.9484	434
13	339	4.1267	4.3045	222	57	495	4.8581	4.9880	416
14	327	4.1855	4.3651	201	58	496	4.8688	5.0245	415
15	337	4.2381	4.4171	210	59	530	4.8763	5.0678	468
16	326	4.2955	4.4761	189	60	501	4.8961	5.1046	434
17	325	4.3523	4.5299	183	61	513	5.0552	5.1413	437
18	336	4.4048	4.5795	193	62	502	5.0688	5.1551	418
19	324	4.4590	4.6331	172	63	513	5.0806	5.1660	435
20	334	4.5120	4.6340	181	64	502	5.0927	5.1777	416
21	322	4.5683	4.6306	160	65	503	5.1048	5.1900	416
22	321	4.6227	4.6216	154	66	514	5.1160	5.1998	442
23	356	4.6663	4.6100	198	67	503	5.1289	5.2106	423
24	479	4.7162	4.5962	339	68	515	5.1393	5.1952	441
25	491	4.4645	4.5768	382	69	504	5.1498	5.1814	422
26	479	4.4924	4.6035	362	70	505	5.1612	5.1654	421
27	489	4.5184	4.6290	375	71	539	5.1700	5.1484	476
28	477	4.5454	4.6563	355	72	506	5.1763	5.1334	416
29	476	4.5721	4.6820	352	73	517	5.0441	5.1158	448
30	489	4.5993	4.7065	418	74	507	5.0515	5.1234	430
31	476	4.6254	4.7335	398	75	519	5.0580	5.1291	448
32	487	4.6487	4.7526	412	76	508	5.0659	5.1358	430
33	474	4.6746	4.7730	391	77	509	5.0720	5.1424	430
34	473	4.6996	4.7930	387	78	520	5.0775	5.1472	449
35	498	4.7219	4.8117	423	79	510	5.0844	5.1534	431
36	481	4.7466	4.8319	403	80	522	5.0897	5.1552	449
37	492	4.7456	4.8488	420	81	511	5.0957	5.1573	431
38	486	4.7672	4.8699	406	82	512	5.1014	5.1586	431
39	499	4.7892	4.8922	423	83	534	5.1060	5.1600	467
40	489	4.8108	4.9127	405	84	513	5.1119	5.1620	433
41	490	4.8327	4.9329	404	85	525	5.0961	5.1634	453
42	502	4.8530	4.9534	432	86	515	5.1008	5.1674	436
43	491	4.8729	4.9711	413	87	NA	5.1048	5.1711	454
44	503	4.8932	4.9550	429					


Deutsche Bank

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	6,844	Index Type:	
Aggregate Principal Balance:	$1,090,805,197	6 Month LIBOR:	84.65%
Conforming Principal Balance Loans:	$823,832,146	Fixed Rate:	15.35%
Average Principal Balance:	$159,381	W.A. Initial Periodic Cap:	2.756%
Range:	$9,982 - $1,141,835	W.A. Subsequent Periodic Cap:	1.080%
W.A. Coupon:	7.209%	W.A. Lifetime Rate Cap:	6.185%
Range:	4.250% - 12.500%	Property Type:	
W.A. Gross Margin:	5.762%	Single Family:	70.38%
Range:	1.750% - 8.875%	PUD:	15.05%
W.A. Remaining Term:	349 months	2-4 Family:	7.83%
Range:	119 months - 360 months	Condo:	6.71%
W.A. Seasoning:	1 month		
Latest Maturity Date:	April 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	90.47%
California:	38.54%	Investment:	9.15%
Florida:	7.57%	Second Home:	0.38%
Arizona:	4.63%	Documentation Status:	
Texas:	4.51%	Full:	60.53%
Illinois:	4.30%	Stated:	35.45%
W.A. Original Combined LTV:	82.07%	Limited:	3.85%
Range:	17.74% - 100.00%	None:	0.16%
First Liens:	92.79%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	7.21%	Loans with Prepay Penalties:	79.39%
Non-Balloon Loans:	95.30%	Interest Only Loans	30.59%
Non-Zero W.A. FICO Score:	630	Loans with Primary Mortgage Insurance:	0.10%

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Finance America	3,030	481,189,944	44.11	7.399	614	82.11
OwnIt Mortgage	1,570	230,470,241	21.13	6.994	652	83.31
New Century	1,046	183,065,233	16.78	7.094	621	80.20
Other	1,198	196,079,779	17.98	7.101	648	82.23
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	1	99,465	0.01	8.400	573	80.00
Fixed - 15 Year	82	6,164,549	0.57	8.024	620	75.02
Fixed - 20 Year	63	2,667,361	0.24	9.228	639	92.45
Fixed - 30 Year	1,024	105,675,616	9.69	7.810	637	81.14
Fixed - 30 Year IO	10	1,603,865	0.15	6.704	671	75.95
Balloon - 15/30	876	50,477,386	4.63	9.954	666	99.66
Balloon - 20/30	18	789,298	0.07	9.686	643	99.28
ARM - 6 Month	1	382,439	0.04	5.600	666	95.00
ARM - 6 Month IO	5	1,116,900	0.10	5.518	637	81.22
ARM - 1 Year/6 Month	1	110,000	0.01	5.000	739	80.00
ARM - 2 Year/6 Month	3,260	550,560,741	50.47	7.280	610	81.13
ARM - 2 Year/6 Month IO	1,111	291,867,574	26.76	6.531	653	81.58
ARM - 3 Year/6 Month	149	25,759,447	2.36	6.901	627	80.99
ARM - 3 Year/6 Month IO	119	26,250,798	2.41	6.143	659	80.03
ARM - 5 Year/6 Month	62	14,464,675	1.33	6.724	643	81.33
ARM - 5 Year/6 Month IO	62	12,815,083	1.17	6.453	667	79.35
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,063	36,493,857	3.35	9.805	634	94.11
50,000.01 - 100,000.00	1,626	121,705,666	11.16	8.420	627	86.60
100,000.01 - 150,000.00	1,436	177,508,433	16.27	7.453	622	82.73
150,000.01 - 200,000.00	885	153,373,817	14.06	7.078	620	80.19
200,000.01 - 250,000.00	567	126,874,075	11.63	6.967	627	79.95
250,000.01 - 300,000.00	380	103,881,537	9.52	6.810	633	80.28
300,000.01 - 350,000.00	256	83,077,013	7.62	6.833	632	80.77
350,000.01 - 400,000.00	232	86,772,059	7.95	6.564	640	81.13
400,000.01 - 450,000.00	136	57,993,327	5.32	6.721	637	83.10
450,000.01 - 500,000.00	106	50,605,475	4.64	6.636	642	80.71
500,000.01 - 550,000.00	62	32,351,644	2.97	6.524	648	80.27
550,000.01 - 600,000.00	46	26,354,383	2.42	6.687	634	81.24
600,000.01 - 650,000.00	23	14,581,378	1.34	6.725	629	81.60
650,000.01 - 700,000.00	10	6,818,053	0.63	6.427	634	77.73
700,000.01 - 750,000.00	13	9,497,660	0.87	7.371	614	81.42
850,000.01 - 900,000.00	2	1,774,986	0.16	6.704	669	73.56
Greater than 1,000,000.01	1	1,141,835	0.10	5.875	740	54.43
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,064	36,543,783	3.35	9.804	634	94.08
50,000.01 - 100,000.00	1,625	121,655,740	11.15	8.420	627	86.60
100,000.01 - 150,000.00	1,436	177,508,433	16.27	7.453	622	82.73
150,000.01 - 200,000.00	885	153,373,817	14.06	7.078	620	80.19
200,000.01 - 250,000.00	568	127,124,071	11.65	6.967	627	79.95
250,000.01 - 300,000.00	380	103,927,826	9.53	6.811	633	80.27
300,000.01 - 350,000.00	256	83,130,376	7.62	6.825	632	80.78
350,000.01 - 400,000.00	232	86,820,975	7.96	6.567	640	81.17
400,000.01 - 450,000.00	135	57,594,762	5.28	6.723	637	83.05
450,000.01 - 500,000.00	106	50,605,475	4.64	6.636	642	80.71
500,000.01 - 550,000.00	62	32,351,644	2.97	6.524	648	80.27
550,000.01 - 600,000.00	46	26,354,383	2.42	6.687	634	81.24
600,000.01 - 650,000.00	23	14,581,378	1.34	6.725	629	81.60
650,000.01 - 700,000.00	10	6,818,053	0.63	6.427	634	77.73
700,000.01 - 750,000.00	13	9,497,660	0.87	7.371	614	81.42
850,000.01 - 900,000.00	2	1,774,986	0.16	6.704	669	73.56
Greater than 1,000,000.01	1	1,141,835	0.10	5.875	740	54.43
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	1	99,465	0.01	8.400	573	80.00
121 - 180	958	56,641,935	5.19	9.744	661	96.97
181 - 240	81	3,456,658	0.32	9.332	640	94.01
301 - 360	5,804	1,030,607,138	94.48	7.062	628	81.21
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	3	1,411,847	0.13	4.287	718	80.96
4.500 - 4.999	10	2,284,286	0.21	4.884	685	74.15
5.000 - 5.499	86	25,086,282	2.30	5.289	669	76.21
5.500 - 5.999	488	125,563,822	11.51	5.809	661	77.98
6.000 - 6.499	771	173,479,138	15.90	6.252	642	79.06
6.500 - 6.999	1,209	250,573,017	22.97	6.748	633	79.76
7.000 - 7.499	766	145,207,506	13.31	7.245	617	81.38
7.500 - 7.999	913	153,519,017	14.07	7.741	606	82.66
8.000 - 8.499	490	62,018,817	5.69	8.260	609	85.96
8.500 - 8.999	609	61,284,403	5.62	8.788	616	88.65
9.000 - 9.499	276	21,502,714	1.97	9.257	615	90.57
9.500 - 9.999	397	26,969,468	2.47	9.767	627	93.20
10.000 - 10.499	159	9,108,006	0.83	10.255	626	94.41
10.500 - 10.999	332	17,709,923	1.62	10.748	635	98.55
11.000 - 11.499	240	11,112,744	1.02	11.148	624	98.93
11.500 - 11.999	65	2,833,517	0.26	11.624	607	98.53
12.000 - 12.499	15	663,158	0.06	12.024	601	100.00
12.500 - 12.999	15	477,531	0.04	12.500	585	100.00
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	115	16,481,872	1.51	6.820	595	41.85
50.01 - 55.00	53	9,868,234	0.90	6.541	624	52.77
55.01 - 60.00	77	15,832,639	1.45	6.780	586	58.02
60.01 - 65.00	149	26,142,977	2.40	6.883	589	63.50
65.01 - 70.00	219	39,152,683	3.59	6.917	597	68.85
70.01 - 75.00	353	71,310,823	6.54	6.976	597	73.98
75.01 - 80.00	2,427	483,028,928	44.28	6.658	639	79.81
80.01 - 85.00	572	99,393,548	9.11	7.417	600	84.55
85.01 - 90.00	1,024	179,863,937	16.49	7.536	634	89.73
90.01 - 95.00	329	56,980,206	5.22	7.510	641	94.68
95.01 - 100.00	1,526	92,749,349	8.50	9.637	658	99.94
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	196	32,999,163	3.03	7.925	514	72.23
525 - 549	402	69,313,107	6.35	7.683	538	76.80
550 - 574	541	90,093,807	8.26	7.508	563	78.28
575 - 599	936	140,055,038	12.84	7.437	587	81.33
600 - 624	1,250	177,924,421	16.31	7.197	611	83.06
625 - 649	1,164	181,309,344	16.62	7.163	637	83.41
650 - 674	964	160,550,010	14.72	7.044	661	83.49
675 - 699	665	111,169,424	10.19	6.959	686	84.11
700 - 724	383	66,373,702	6.08	6.923	710	84.50
725 - 749	194	34,044,674	3.12	6.668	736	82.90
750 - 774	109	18,397,579	1.69	6.751	761	84.94
775 - 799	34	7,344,318	0.67	6.677	783	84.63
800 - 824	6	1,230,609	0.11	6.158	802	76.82
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,765	420,397,815	38.54	6.867	644	80.86
Florida	560	82,595,394	7.57	7.387	622	81.86
Arizona	366	50,530,207	4.63	7.266	621	82.83
Texas	517	49,164,623	4.51	7.758	614	83.29
Illinois	276	46,939,491	4.30	7.404	619	83.15
Colorado	337	44,653,179	4.09	7.090	628	83.24
Washington	240	34,432,174	3.16	6.977	640	83.25
New Jersey	116	25,931,494	2.38	7.465	630	80.24
Nevada	124	25,613,699	2.35	7.068	621	81.51
Georgia	214	23,906,363	2.19	7.637	619	83.65
Oregon	179	22,842,796	2.09	7.078	634	83.28
Ohio	221	22,161,637	2.03	7.552	628	87.82
New York	68	20,868,535	1.91	7.269	625	80.25
Virginia	111	19,417,752	1.78	7.354	601	80.23
Michigan	181	19,046,111	1.75	7.792	613	84.01
Missouri	149	15,236,527	1.40	8.006	601	84.39
Maryland	78	14,053,970	1.29	7.513	601	81.44
Minnesota	74	13,275,956	1.22	7.185	628	85.08
Utah	109	11,000,912	1.01	7.267	646	83.57
North Carolina	114	10,854,613	1.00	7.732	623	85.73
Pennsylvania	99	10,168,984	0.93	7.741	596	80.93
Tennessee	109	9,999,690	0.92	7.826	606	85.91
Hawaii	38	9,862,271	0.90	6.623	629	79.23
Massachusetts	37	8,347,421	0.77	7.020	630	78.73
Wisconsin	73	7,677,006	0.70	7.763	629	82.05

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Idaho	78	6,917,713	0.63	7.285	616	85.47
Connecticut	32	6,076,102	0.56	7.041	596	80.85
Indiana	78	6,052,097	0.55	7.628	618	83.85
New Mexico	41	5,228,388	0.48	7.523	616	81.39
South Carolina	54	5,080,055	0.47	8.395	588	85.32
Kentucky	64	5,036,330	0.46	7.725	619	85.50
Mississippi	62	4,837,780	0.44	8.341	591	83.06
District of Columbia	20	4,510,640	0.41	7.216	617	76.15
Rhode Island	21	4,002,055	0.37	7.643	646	83.95
Alabama	44	3,884,540	0.36	8.479	615	85.68
Oklahoma	51	3,379,766	0.31	8.119	619	83.46
Louisiana	33	2,790,919	0.26	8.084	598	83.01
Iowa	18	2,565,987	0.24	8.109	622	83.72
Kansas	17	2,033,604	0.19	8.314	602	89.74
Montana	15	2,018,334	0.19	7.268	587	82.08
Maine	13	1,941,361	0.18	7.359	599	77.25
Arkansas	15	1,475,913	0.14	8.126	603	84.70
West Virginia	11	1,003,049	0.09	8.103	620	88.30
New Hampshire	3	777,135	0.07	7.845	636	81.74
Wyoming	6	598,568	0.05	7.426	613	85.93
Nebraska	5	575,942	0.05	8.176	564	83.72
South Dakota	3	477,228	0.04	8.030	594	80.13
Delaware	3	322,525	0.03	7.955	581	86.22
North Dakota	1	125,808	0.01	7.375	643	100.00
Vermont	1	114,739	0.01	7.999	586	84.99
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	6,163	986,852,106	90.47	7.158	627	81.94
Investment	652	99,788,332	9.15	7.683	656	83.38
Second Home	29	4,164,759	0.38	7.745	642	80.10
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	4,584	660,312,658	60.53	7.152	623	82.84
Stated Documentation	2,013	386,724,326	35.45	7.351	643	80.95
Limited Documentation	238	42,004,182	3.85	6.830	614	80.64
No Documentation	9	1,764,030	0.16	5.963	683	70.02
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,164	584,698,188	53.60	7.303	649	84.85
Refinance - Cashout	2,316	445,430,819	40.84	7.113	606	78.63
Refinance - Rate Term	364	60,676,190	5.56	7.002	617	80.45
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	4,939	767,730,462	70.38	7.198	626	81.80
PUD	1,027	164,128,765	15.05	7.190	625	82.79
2-4 Family	404	85,411,057	7.83	7.346	652	82.26
Condo	473	73,221,641	6.71	7.202	652	82.93
Townhouse	1	313,271	0.03	7.575	629	95.00
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
July 2005	1	153,600	0.02	7.500	586	80.00
August 2005	2	415,300	0.04	4.766	638	83.28
September 2005	1	382,439	0.04	5.600	666	95.00
October 2005	2	548,000	0.06	5.532	651	80.00
January 2006	1	110,000	0.01	5.000	739	80.00
August 2006	1	173,720	0.02	7.250	615	68.63
September 2006	1	74,113	0.01	7.600	690	78.84
October 2006	1	288,121	0.03	6.000	714	80.00
November 2006	8	1,405,761	0.15	7.058	634	83.70
December 2006	27	5,916,095	0.64	6.409	626	76.90
January 2007	102	19,828,798	2.15	6.579	634	82.84
February 2007	377	88,555,993	9.59	6.803	638	82.25
March 2007	3,104	605,412,569	65.57	7.026	624	81.01
April 2007	750	120,773,146	13.08	7.255	615	81.93
September 2007	1	306,489	0.03	5.500	777	80.00
December 2007	3	281,849	0.03	7.855	600	91.35
January 2008	14	3,199,884	0.35	6.100	661	81.14
February 2008	36	7,927,015	0.86	6.256	656	80.56
March 2008	185	35,895,865	3.89	6.553	640	79.97
April 2008	29	4,399,144	0.48	6.994	627	83.65
November 2009	1	326,222	0.04	6.125	652	80.00
December 2009	2	288,734	0.03	6.526	641	80.00
January 2010	8	1,542,754	0.17	6.465	651	75.47
February 2010	15	2,727,327	0.30	6.147	678	77.89
March 2010	78	17,364,864	1.88	6.608	651	80.79
April 2010	20	5,029,856	0.54	6.876	652	81.99
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	1	125,502	0.01	7.245	609	80.00
2.000 - 2.499	2	659,342	0.07	6.196	750	70.23
2.500 - 2.999	14	3,527,545	0.38	5.675	674	78.53
3.000 - 3.499	10	2,712,845	0.29	5.007	716	78.95
3.500 - 3.999	31	8,409,029	0.91	5.551	700	77.88
4.000 - 4.499	73	18,465,098	2.00	5.760	679	79.12
4.500 - 4.999	395	87,309,788	9.46	6.275	646	80.48
5.000 - 5.499	515	107,577,267	11.65	6.581	646	80.57
5.500 - 5.999	1,482	301,649,555	32.67	6.772	637	80.18
6.000 - 6.499	1,280	241,512,100	26.16	7.167	608	81.21
6.500 - 6.999	778	126,171,830	13.66	7.960	598	83.95
7.000 - 7.499	137	19,741,714	2.14	8.471	594	87.22
7.500 - 7.999	37	3,918,599	0.42	8.834	610	95.37
8.000 - 8.499	8	976,429	0.11	9.417	587	95.43
8.500 - 8.999	7	571,015	0.06	9.780	589	97.06
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.000 - 10.499	3	1,411,847	0.15	4.287	718	80.96
10.500 - 10.999	8	2,022,632	0.22	4.969	713	78.51
11.000 - 11.499	60	17,751,824	1.92	5.286	673	76.87
11.500 - 11.999	369	95,669,328	10.36	5.802	663	78.27
12.000 - 12.499	597	137,493,782	14.89	6.207	641	79.42
12.500 - 12.999	1,009	216,073,158	23.40	6.657	634	80.49
13.000 - 13.499	676	136,865,194	14.82	7.047	623	81.68
13.500 - 13.999	769	140,813,862	15.25	7.513	610	82.41
14.000 - 14.499	430	66,177,205	7.17	7.885	604	83.75
14.500 - 14.999	418	61,495,302	6.66	8.263	597	84.33
15.000 - 15.499	189	21,720,485	2.35	8.748	595	86.30
15.500 - 15.999	156	16,976,530	1.84	9.198	583	85.31
16.000 - 16.499	47	4,513,557	0.49	9.630	575	82.21
16.500 - 16.999	28	3,277,773	0.35	9.927	580	84.05
17.000 - 17.499	6	517,329	0.06	10.586	548	77.53
17.500 - 17.999	3	253,036	0.03	10.645	532	65.34
18.000 - 18.499	1	122,457	0.01	11.100	509	70.00
18.500 - 18.999	1	172,356	0.02	6.950	586	75.00
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	3	1,411,847	0.15	4.287	718	80.96
4.500 - 4.999	10	2,284,286	0.25	4.884	685	74.15
5.000 - 5.499	89	25,637,165	2.78	5.325	671	76.52
5.500 - 5.999	449	116,151,917	12.58	5.806	660	78.58
6.000 - 6.499	690	157,249,254	17.03	6.255	641	79.80
6.500 - 6.999	1,082	228,521,975	24.75	6.751	632	80.58
7.000 - 7.499	688	135,046,447	14.63	7.251	615	81.79
7.500 - 7.999	758	136,868,471	14.82	7.737	604	82.75
8.000 - 8.499	374	52,210,268	5.65	8.261	601	85.35
8.500 - 8.999	339	41,102,861	4.45	8.776	586	85.51
9.000 - 9.499	138	13,563,093	1.47	9.268	589	87.40
9.500 - 9.999	109	10,155,682	1.10	9.756	583	87.09
10.000 - 10.499	27	2,092,360	0.23	10.280	560	79.41
10.500 - 10.999	10	758,741	0.08	10.688	556	79.07
11.000 - 11.499	4	273,291	0.03	11.216	528	75.20
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	10	1,845,235	0.20	6.709	615	77.84
1.500	716	148,359,231	16.07	7.019	619	80.71
2.000	5	762,768	0.08	6.478	730	81.57
2.640	1	384,000	0.04	6.625	670	80.00
3.000	4,035	771,056,822	83.51	6.971	628	81.32
5.000	3	919,600	0.10	6.115	706	85.58
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	4,053	774,858,425	83.92	6.969	628	81.32
1.500	716	148,359,231	16.07	7.019	619	80.71
2.000	1	110,000	0.01	5.000	739	80.00
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	5	1,756,250	0.19	6.862	648	80.23
6.000 - 6.499	3,908	749,972,124	81.22	6.962	627	81.30
6.500 - 6.999	1	153,877	0.02	7.138	641	83.70
7.000 - 7.499	855	171,273,049	18.55	7.044	623	80.90
12.000 - 12.499	1	172,356	0.02	6.950	586	75.00
Total:	**4,770**	**923,327,657**	**100.00**	**6.977**	**627**	**81.22**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,714	224,802,262	20.61	7.773	628	83.39
6	9	1,313,634	0.12	7.740	604	91.62
12	263	61,701,676	5.66	7.073	630	81.44
24	3,991	655,241,309	60.07	7.126	627	82.30
36	867	147,746,316	13.54	6.769	642	79.18
Total:	**6,844**	**1,090,805,197**	**100.00**	**7.209**	**630**	**82.07**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	4,872	Index Type:	
Aggregate Principal Balance:	$591,408,066	6 Month LIBOR:	82.79%
Conforming Principal Balance Loans:	$591,408,066	Fixed Rate:	17.21%
Average Principal Balance:	$121,389	W.A. Initial Periodic Cap:	2.723%
Range:	$9,982 - $650,000	W.A. Subsequent Periodic Cap:	1.091%
W.A. Coupon:	7.467%	W.A. Lifetime Rate Cap:	6.206%
Range:	4.250% - 12.500%	Property Type:	
W.A. Gross Margin:	5.892%	Single Family:	71.69%
Range:	1.750% - 8.875%	PUD:	13.11%
W.A. Remaining Term:	348 months	2-4 Family:	9.06%
Range:	119 months - 360 months	Condo:	6.14%
W.A. Seasoning:	1 month		
Latest Maturity Date:	April 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	84.71%
California:	23.47%	Investment:	14.59%
Florida:	8.64%	Second Home:	0.70%
Texas:	6.21%	Documentation Status:	
Arizona:	6.15%	Full:	65.11%
Illinois:	5.49%	Stated:	30.37%
W.A. Original Combined LTV:	81.72%	Limited:	4.30%
Range:	17.74% - 100.00%	None:	0.22%
First Liens:	92.12%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	7.88%	Loans with Prepay Penalties:	76.85%
Non-Balloon Loans:	95.11%	Interest Only Loans:	16.30%
Non-Zero W.A. FICO Score:	617	Loans with Primary Mortgage Insurance:	0.07%

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Finance America	2,374	296,891,998	50.20	7.596	608	81.57
New Century	795	113,398,011	19.17	7.244	612	79.13
OwnIt Mortgage	1,002	102,647,658	17.36	7.394	638	85.12
Other	701	78,470,400	13.27	7.397	633	81.61
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	1	99,465	0.02	8.400	573	80.00
Fixed - 15 Year	69	5,157,780	0.87	8.082	618	75.74
Fixed - 20 Year	51	2,129,802	0.36	9.200	641	92.15
Fixed - 30 Year	729	64,608,776	10.92	7.955	628	81.71
Fixed - 30 Year IO	7	888,744	0.15	6.512	662	72.69
Balloon - 15/30	576	28,395,387	4.80	9.994	662	99.83
Balloon - 20/30	14	518,960	0.09	10.079	632	98.91
ARM - 6 Month	1	382,439	0.06	5.600	666	95.00
ARM - 6 Month IO	3	568,900	0.10	5.504	624	82.39
ARM - 1 Year/6 Month	1	110,000	0.02	5.000	739	80.00
ARM - 2 Year/6 Month	2,669	365,512,737	61.80	7.405	604	80.41
ARM - 2 Year/6 Month IO	468	77,659,595	13.13	6.791	638	82.22
ARM - 3 Year/6 Month	126	18,122,344	3.06	7.028	622	80.70
ARM - 3 Year/6 Month IO	69	10,814,788	1.83	6.356	642	79.38
ARM - 5 Year/6 Month	49	9,962,529	1.68	6.698	644	80.88
ARM - 5 Year/6 Month IO	39	6,475,819	1.09	6.608	661	79.44
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	876	30,410,566	5.14	9.734	633	93.55
50,000.01 - 100,000.00	1,389	103,157,075	17.44	8.214	620	84.88
100,000.01 - 150,000.00	1,323	163,995,750	27.73	7.316	619	81.90
150,000.01 - 200,000.00	556	95,799,234	16.20	7.124	613	79.11
200,000.01 - 250,000.00	318	71,239,586	12.05	7.096	610	78.51
250,000.01 - 300,000.00	220	60,183,041	10.18	7.004	611	79.75
300,000.01 - 350,000.00	135	43,946,479	7.43	7.028	606	78.91
350,000.01 - 400,000.00	34	12,401,586	2.10	6.607	619	81.27
400,000.01 - 450,000.00	12	5,135,629	0.87	7.119	660	85.34
450,000.01 - 500,000.00	2	982,961	0.17	6.913	663	70.86
500,000.01 - 550,000.00	2	1,022,172	0.17	7.062	712	87.51
550,000.01 - 600,000.00	1	576,978	0.10	6.500	650	75.00
600,000.01 - 650,000.00	4	2,557,009	0.43	7.212	661	83.21
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	877	30,460,493	5.15	9.733	633	93.52
50,000.01 - 100,000.00	1,388	103,107,149	17.43	8.214	620	84.88
100,000.01 - 150,000.00	1,323	163,995,750	27.73	7.316	619	81.90
150,000.01 - 200,000.00	556	95,799,234	16.20	7.124	613	79.11
200,000.01 - 250,000.00	319	71,489,582	12.09	7.096	610	78.52
250,000.01 - 300,000.00	220	60,229,331	10.18	7.006	611	79.73
300,000.01 - 350,000.00	134	43,650,194	7.38	7.024	606	78.93
350,000.01 - 400,000.00	34	12,401,586	2.10	6.607	619	81.27
400,000.01 - 450,000.00	12	5,135,629	0.87	7.119	660	85.34
450,000.01 - 500,000.00	2	982,961	0.17	6.913	663	70.86
500,000.01 - 550,000.00	2	1,022,172	0.17	7.062	712	87.51
550,000.01 - 600,000.00	1	576,978	0.10	6.500	650	75.00
600,000.01 - 650,000.00	4	2,557,009	0.43	7.212	661	83.21
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	1	99,465	0.02	8.400	573	80.00
121 - 180	645	33,553,167	5.67	9.700	655	96.13
181 - 240	65	2,648,762	0.45	9.372	639	93.47
301 - 360	4,161	555,106,671	93.86	7.323	615	80.80
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	292,900	0.05	4.250	631	84.65
4.500 - 4.999	6	1,049,957	0.18	4.939	661	67.27
5.000 - 5.499	42	8,262,867	1.40	5.297	660	71.76
5.500 - 5.999	229	39,480,133	6.68	5.828	642	75.20
6.000 - 6.499	478	80,275,777	13.57	6.264	628	77.56
6.500 - 6.999	796	122,324,281	20.68	6.756	623	78.66
7.000 - 7.499	569	83,960,702	14.20	7.244	612	80.40
7.500 - 7.999	727	102,152,621	17.27	7.736	601	81.94
8.000 - 8.499	407	45,360,486	7.67	8.251	605	85.04
8.500 - 8.999	492	44,884,899	7.59	8.789	611	87.59
9.000 - 9.499	227	16,321,962	2.76	9.260	605	89.35
9.500 - 9.999	311	20,008,689	3.38	9.756	617	91.51
10.000 - 10.499	106	5,694,973	0.96	10.259	613	92.29
10.500 - 10.999	241	11,618,708	1.96	10.746	632	98.03
11.000 - 11.499	176	7,452,659	1.26	11.140	624	98.81
11.500 - 11.999	41	1,427,442	0.24	11.626	609	100.00
12.000 - 12.499	11	477,230	0.08	12.034	598	100.00
12.500 - 12.999	12	361,780	0.06	12.500	584	100.00
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	97	12,864,217	2.18	6.795	595	41.47
50.01 - 55.00	44	7,176,274	1.21	6.632	608	52.47
55.01 - 60.00	64	11,736,300	1.98	6.853	583	58.06
60.01 - 65.00	137	21,502,344	3.64	6.921	581	63.38
65.01 - 70.00	185	25,648,921	4.34	7.122	586	68.86
70.01 - 75.00	283	44,669,881	7.55	7.166	591	73.96
75.01 - 80.00	1,468	199,893,870	33.80	6.932	618	79.66
80.01 - 85.00	485	71,817,067	12.14	7.501	602	84.53
85.01 - 90.00	816	109,845,419	18.57	7.731	633	89.70
90.01 - 95.00	229	30,370,795	5.14	7.650	636	94.66
95.01 - 100.00	1,064	55,882,978	9.45	9.721	654	99.94
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	174	26,342,009	4.45	8.001	514	71.70
525 - 549	345	49,959,347	8.45	7.747	538	75.68
550 - 574	456	63,120,811	10.67	7.605	563	78.23
575 - 599	716	85,466,297	14.45	7.557	587	81.00
600 - 624	944	107,234,281	18.13	7.365	611	82.96
625 - 649	818	96,256,033	16.28	7.325	637	83.28
650 - 674	608	69,115,016	11.69	7.373	661	84.17
675 - 699	406	47,894,651	8.10	7.354	686	85.99
700 - 724	220	25,981,756	4.39	7.352	710	85.85
725 - 749	105	11,440,784	1.93	7.168	735	86.05
750 - 774	64	6,575,738	1.11	7.314	762	86.90
775 - 799	12	1,690,183	0.29	7.481	782	87.49
800 - 824	4	331,159	0.06	6.508	802	58.53
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	805	138,811,648	23.47	7.174	622	78.65
Florida	426	51,071,988	8.64	7.608	620	81.44
Texas	429	36,743,371	6.21	7.791	613	82.82
Arizona	305	36,376,718	6.15	7.347	617	83.03
Illinois	216	32,464,756	5.49	7.424	611	82.19
Colorado	242	26,452,741	4.47	7.249	625	84.11
Washington	168	19,606,136	3.32	7.215	636	83.68
Ohio	187	17,723,674	3.00	7.564	627	87.36
Georgia	176	17,066,533	2.89	7.861	610	84.14
Michigan	164	15,378,309	2.60	7.930	611	84.26
Oregon	131	14,975,225	2.53	7.205	631	83.64
New Jersey	79	13,915,033	2.35	7.593	612	77.10
Virginia	91	13,166,506	2.23	7.389	600	81.63
Missouri	139	12,950,916	2.19	7.999	603	83.95
Nevada	74	12,225,825	2.07	7.173	613	79.11
Maryland	60	9,373,733	1.58	7.644	583	81.35
Minnesota	57	8,910,645	1.51	7.192	619	84.84
New York	35	8,745,103	1.48	7.292	609	78.16
Tennessee	98	8,238,355	1.39	7.783	606	86.04
Pennsylvania	89	8,209,574	1.39	7.855	594	81.22
Utah	85	7,700,042	1.30	7.383	632	83.20
North Carolina	89	7,493,315	1.27	7.935	617	85.55
Wisconsin	67	7,222,347	1.22	7.696	631	81.90
Hawaii	25	5,731,151	0.97	6.659	618	74.32
Indiana	75	5,723,030	0.97	7.680	618	84.25

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Idaho	70	5,694,690	0.96	7.385	620	85.27
South Carolina	50	4,804,621	0.81	8.391	588	85.31
Kentucky	55	4,340,331	0.73	7.611	615	84.66
Massachusetts	22	4,113,341	0.70	7.112	627	78.85
Mississippi	56	4,106,866	0.69	8.411	593	83.43
Connecticut	26	3,793,053	0.64	7.340	609	80.01
New Mexico	33	3,752,549	0.63	7.586	616	81.43
District of Columbia	17	3,675,039	0.62	7.315	603	76.23
Alabama	41	3,240,948	0.55	8.306	617	84.76
Oklahoma	49	3,236,939	0.55	8.117	622	83.29
Rhode Island	15	2,900,404	0.49	7.681	646	84.81
Louisiana	32	2,741,642	0.46	8.054	598	82.98
Montana	14	1,546,676	0.26	7.160	605	82.71
Kansas	15	1,265,009	0.21	8.627	604	88.78
Maine	10	1,151,552	0.19	7.790	609	72.51
Iowa	16	1,131,827	0.19	8.715	596	85.20
Arkansas	13	1,074,660	0.18	7.989	606	82.99
Nebraska	5	575,942	0.10	8.176	564	83.72
Wyoming	5	571,379	0.10	7.285	611	85.26
West Virginia	9	564,985	0.10	8.724	595	87.43
Delaware	3	322,525	0.05	7.955	581	86.22
South Dakota	2	285,870	0.05	7.632	599	73.53
North Dakota	1	125,808	0.02	7.375	643	100.00
Vermont	1	114,739	0.02	7.999	586	84.99
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	4,226	500,984,263	84.71	7.423	610	81.50
Investment	617	86,259,044	14.59	7.710	656	83.13
Second Home	29	4,164,759	0.70	7.745	642	80.10
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,413	385,070,572	65.11	7.428	613	82.75
Stated Documentation	1,267	179,635,388	30.37	7.633	626	80.01
Limited Documentation	185	25,418,480	4.30	6.970	607	79.09
No Documentation	7	1,283,626	0.22	6.034	676	64.94
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	1,945	315,132,954	53.29	7.195	602	78.36
Purchase	2,609	230,660,160	39.00	7.912	638	86.56
Refinance - Rate Term	318	45,614,953	7.71	7.101	615	80.51
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,568	423,979,751	71.69	7.460	612	81.39
PUD	686	77,520,561	13.11	7.509	616	83.01
2-4 Family	303	53,603,872	9.06	7.468	647	81.98
Condo	315	36,303,882	6.14	7.462	636	82.47
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
July 2005	1	153,600	0.03	7.500	586	80.00
August 2005	2	415,300	0.08	4.766	638	83.28
September 2005	1	382,439	0.08	5.600	666	95.00
January 2006	1	110,000	0.02	5.000	739	80.00
August 2006	1	173,720	0.04	7.250	615	68.63
September 2006	1	74,113	0.02	7.600	690	78.84
November 2006	6	833,378	0.17	7.527	636	86.23
December 2006	14	1,713,074	0.35	6.933	632	74.17
January 2007	63	7,591,353	1.55	6.950	630	83.41
February 2007	215	34,195,209	6.98	7.155	617	81.13
March 2007	2,231	319,530,274	65.26	7.292	609	80.40
April 2007	606	79,061,213	16.15	7.421	609	81.72
December 2007	3	281,849	0.06	7.855	600	91.35
January 2008	9	1,162,880	0.24	6.415	634	83.15
February 2008	20	3,120,006	0.64	6.330	650	77.05
March 2008	138	21,056,002	4.30	6.777	629	79.73
April 2008	25	3,316,394	0.68	7.237	618	84.25
December 2009	2	288,734	0.06	6.526	641	80.00
January 2010	6	985,464	0.20	6.691	665	72.91
February 2010	8	1,033,737	0.21	6.130	663	74.44
March 2010	61	12,308,557	2.51	6.679	652	81.42
April 2010	11	1,821,856	0.37	6.862	626	80.18
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	1	125,502	0.03	7.245	609	80.00
2.000 - 2.499	1	305,742	0.06	7.000	704	58.94
2.500 - 2.999	5	934,105	0.19	5.161	671	68.95
3.000 - 3.499	6	1,012,818	0.21	5.811	669	77.18
3.500 - 3.999	13	1,728,928	0.35	5.665	691	76.93
4.000 - 4.499	38	5,101,985	1.04	5.980	664	77.04
4.500 - 4.999	222	36,252,617	7.40	6.607	629	79.92
5.000 - 5.499	304	44,847,793	9.16	6.750	630	79.95
5.500 - 5.999	1,003	148,191,729	30.27	6.910	622	79.29
6.000 - 6.499	1,007	145,400,932	29.70	7.283	602	80.08
6.500 - 6.999	658	87,436,629	17.86	8.089	597	83.72
7.000 - 7.499	120	13,869,469	2.83	8.582	593	86.16
7.500 - 7.999	34	3,377,028	0.69	8.901	609	94.63
8.000 - 8.499	6	452,859	0.09	9.192	592	98.51
8.500 - 8.999	7	571,015	0.12	9.780	589	97.06
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.000 - 10.499	1	292,900	0.06	4.250	631	84.65
10.500 - 10.999	3	434,703	0.09	4.913	674	73.07
11.000 - 11.499	25	4,328,309	0.88	5.333	662	71.72
11.500 - 11.999	160	26,529,298	5.42	5.796	644	74.39
12.000 - 12.499	360	60,613,780	12.38	6.206	626	78.24
12.500 - 12.999	661	103,682,352	21.18	6.667	623	79.34
13.000 - 13.499	479	72,592,015	14.83	7.068	618	81.01
13.500 - 13.999	608	90,043,092	18.39	7.554	603	81.57
14.000 - 14.499	371	49,011,673	10.01	7.905	601	82.85
14.500 - 14.999	358	43,499,658	8.88	8.352	594	83.77
15.000 - 15.499	170	16,322,873	3.33	8.794	593	86.02
15.500 - 15.999	146	14,310,959	2.92	9.244	585	85.36
16.000 - 16.499	46	4,163,739	0.85	9.662	564	80.72
16.500 - 16.999	27	2,908,194	0.59	9.943	586	83.93
17.000 - 17.499	5	327,759	0.07	10.780	541	76.10
17.500 - 17.999	3	253,036	0.05	10.645	532	65.34
18.000 - 18.499	1	122,457	0.03	11.100	509	70.00
18.500 - 18.999	1	172,356	0.04	6.950	586	75.00
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	292,900	0.06	4.250	631	84.65
4.500 - 4.999	6	1,049,957	0.21	4.939	661	67.27
5.000 - 5.499	44	8,499,599	1.74	5.359	663	71.93
5.500 - 5.999	207	35,915,967	7.34	5.820	641	75.87
6.000 - 6.499	419	70,056,338	14.31	6.269	626	78.85
6.500 - 6.999	714	110,747,326	22.62	6.761	622	79.38
7.000 - 7.499	507	75,986,627	15.52	7.245	610	80.86
7.500 - 7.999	615	90,864,173	18.56	7.734	599	81.86
8.000 - 8.499	329	39,575,059	8.08	8.255	600	84.51
8.500 - 8.999	307	32,921,756	6.72	8.776	588	84.95
9.000 - 9.499	130	11,368,144	2.32	9.259	587	86.93
9.500 - 9.999	106	9,396,484	1.92	9.753	586	87.05
10.000 - 10.499	26	1,902,790	0.39	10.283	560	79.35
10.500 - 10.999	10	758,741	0.15	10.688	556	79.07
11.000 - 11.499	4	273,291	0.06	11.216	528	75.20
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	8	1,225,320	0.25	6.926	624	74.76
1.500	539	88,540,742	18.08	7.165	608	79.48
2.000	4	448,618	0.09	6.426	735	68.66
3.000	2,874	399,394,470	81.57	7.260	614	80.99
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,885	400,958,409	81.89	7.259	614	80.96
1.500	539	88,540,742	18.08	7.165	608	79.48
2.000	1	110,000	0.02	5.000	739	80.00
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	2,792	389,781,914	79.61	7.253	613	80.92
6.500 - 6.999	1	153,877	0.03	7.138	641	83.70
7.000 - 7.499	631	99,501,003	20.32	7.198	611	79.82
12.000 - 12.499	1	172,356	0.04	6.950	586	75.00
Total:	**3,425**	**489,609,151**	**100.00**	**7.241**	**613**	**80.69**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,304	136,934,871	23.15	7.975	616	83.11
6	8	734,610	0.12	8.327	597	88.96
12	150	26,047,548	4.40	7.348	621	81.05
24	2,796	344,368,368	58.23	7.398	614	81.81
36	614	83,322,670	14.09	6.951	631	79.24
Total:	**4,872**	**591,408,066**	**100.00**	**7.467**	**617**	**81.72**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL			
Number of Mortgage Loans:	1,972	Index Type:	
Aggregate Principal Balance:	$499,397,131	6 Month LIBOR:	86.85%
Conforming Principal Balance Loans:	$232,424,079	Fixed Rate:	13.15%
Average Principal Balance:	$253,244	W.A. Initial Periodic Cap:	2.793%
Range:	$12,937 - $1,141,835	W.A. Subsequent Periodic Cap:	1.069%
W.A. Coupon:	6.902%	W.A. Lifetime Rate Cap:	6.161%
Range:	4.250% - 12.500%	Property Type:	
W.A. Gross Margin:	5.616%	Single Family:	68.83%
Range:	2.250% - 8.290%	PUD:	17.34%
W.A. Remaining Term:	350 months	2-4 Family:	6.37%
Range:	174 months - 360 months	Condo:	7.39%
W.A. Seasoning:	1 month		
Latest Maturity Date:	April 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	97.29%
California:	56.39%	Investment:	2.71%
Florida:	6.31%	Second Home:	0.00%
Colorado	3.64%	Documentation Status:	
Washington:	2.97%	Full:	55.11%
Illinois:	2.90%	Stated:	41.47%
W.A. Original Combined LTV:	82.47%	Limited:	3.32%
Range:	21.93% - 100.00%	None:	0.10%
First Liens:	93.58%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	6.42%	Loans with Prepay Penalties:	82.41%
Non-Balloon Loans:	95.52%	Interest Only Loans	47.51%
Non-Zero W.A. FICO Score:	644	Loans with Primary Mortgage Insurance	0.14%

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Finance America	656	184,297,946	36.90	7.080	626	82.98
OwnIt Mortgage	568	127,822,584	25.60	6.673	664	81.86
New Century	251	69,667,222	13.95	6.849	635	81.94
Other	497	117,609,379	23.55	6.904	658	82.64
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 15 Year	13	1,006,769	0.20	7.729	629	71.33
Fixed - 20 Year	12	537,559	0.11	9.340	628	93.68
Fixed - 30 Year	295	41,066,840	8.22	7.582	651	80.26
Fixed - 30 Year IO	3	715,121	0.14	6.942	683	80.00
Balloon - 15/30	300	22,082,000	4.42	9.902	670	99.43
Balloon - 20/30	4	270,337	0.05	8.930	665	100.00
ARM - 6 Month IO	2	548,000	0.11	5.532	651	80.00
ARM - 2 Year/6 Month	591	185,048,004	37.05	7.033	620	82.57
ARM - 2 Year/6 Month IO	643	214,207,978	42.89	6.437	659	81.35
ARM - 3 Year/6 Month	23	7,637,104	1.53	6.599	638	81.66
ARM - 3 Year/6 Month IO	50	15,436,010	3.09	5.993	670	80.49
ARM - 5 Year/6 Month	13	4,502,146	0.90	6.780	642	82.34
ARM - 5 Year/6 Month IO	23	6,339,264	1.27	6.295	673	79.26
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	187	6,083,291	1.22	10.161	639	96.90
50,000.01 - 100,000.00	237	18,548,591	3.71	9.565	661	96.19
100,000.01 - 150,000.00	113	13,512,683	2.71	9.114	659	92.81
150,000.01 - 200,000.00	329	57,574,583	11.53	7.003	631	81.97
200,000.01 - 250,000.00	249	55,634,489	11.14	6.802	649	81.78
250,000.01 - 300,000.00	160	43,698,496	8.75	6.542	662	81.01
300,000.01 - 350,000.00	121	39,130,533	7.84	6.614	660	82.85
350,000.01 - 400,000.00	198	74,370,473	14.89	6.557	643	81.10
400,000.01 - 450,000.00	124	52,857,698	10.58	6.682	635	82.88
450,000.01 - 500,000.00	104	49,622,514	9.94	6.631	642	80.90
500,000.01 - 550,000.00	60	31,329,472	6.27	6.506	646	80.04
550,000.01 - 600,000.00	45	25,777,405	5.16	6.691	633	81.38
600,000.01 - 650,000.00	19	12,024,369	2.41	6.621	622	81.25
650,000.01 - 700,000.00	10	6,818,053	1.37	6.427	634	77.73
700,000.01 - 750,000.00	13	9,497,660	1.90	7.371	614	81.42
850,000.01 - 900,000.00	2	1,774,986	0.36	6.704	669	73.56
Greater than 1,000,000.01	1	1,141,835	0.23	5.875	740	54.43
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	187	6,083,291	1.22	10.161	639	96.90
50,000.01 - 100,000.00	237	18,548,591	3.71	9.565	661	96.19
100,000.01 - 150,000.00	113	13,512,683	2.71	9.114	659	92.81
150,000.01 - 200,000.00	329	57,574,583	11.53	7.003	631	81.97
200,000.01 - 250,000.00	249	55,634,489	11.14	6.802	649	81.78
250,000.01 - 300,000.00	160	43,698,496	8.75	6.542	662	81.01
300,000.01 - 350,000.00	122	39,480,182	7.91	6.606	661	82.83
350,000.01 - 400,000.00	198	74,419,389	14.90	6.560	643	81.16
400,000.01 - 450,000.00	123	52,459,132	10.50	6.685	635	82.82
450,000.01 - 500,000.00	104	49,622,514	9.94	6.631	642	80.90
500,000.01 - 550,000.00	60	31,329,472	6.27	6.506	646	80.04
550,000.01 - 600,000.00	45	25,777,405	5.16	6.691	633	81.38
600,000.01 - 650,000.00	19	12,024,369	2.41	6.621	622	81.25
650,000.01 - 700,000.00	10	6,818,053	1.37	6.427	634	77.73
700,000.01 - 750,000.00	13	9,497,660	1.90	7.371	614	81.42
850,000.01 - 900,000.00	2	1,774,986	0.36	6.704	669	73.56
Greater than 1,000,000.01	1	1,141,835	0.23	5.875	740	54.43
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
121 - 180	313	23,088,768	4.62	9.807	668	98.21
181 - 240	16	807,896	0.16	9.203	641	95.79
301 - 360	1,643	475,500,466	95.21	6.757	643	81.68
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	2	1,118,947	0.22	4.297	741	80.00
4.500 - 4.999	4	1,234,329	0.25	4.837	705	80.00
5.000 - 5.499	44	16,823,416	3.37	5.285	674	78.40
5.500 - 5.999	259	86,083,688	17.24	5.800	670	79.25
6.000 - 6.499	293	93,203,362	18.66	6.242	654	80.35
6.500 - 6.999	413	128,248,736	25.68	6.741	642	80.80
7.000 - 7.499	197	61,246,804	12.26	7.247	624	82.72
7.500 - 7.999	186	51,366,395	10.29	7.752	616	84.11
8.000 - 8.499	83	16,658,330	3.34	8.282	618	88.47
8.500 - 8.999	117	16,399,504	3.28	8.787	630	91.54
9.000 - 9.499	49	5,180,753	1.04	9.246	644	94.41
9.500 - 9.999	86	6,960,779	1.39	9.798	654	98.06
10.000 - 10.499	53	3,413,033	0.68	10.249	649	97.94
10.500 - 10.999	91	6,091,215	1.22	10.751	642	99.53
11.000 - 11.499	64	3,660,085	0.73	11.164	623	99.16
11.500 - 11.999	24	1,406,075	0.28	11.622	605	97.03
12.000 - 12.499	4	185,928	0.04	12.000	607	100.00
12.500 - 12.999	3	115,751	0.02	12.500	590	100.00
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	18	3,617,655	0.72	6.909	595	43.23
50.01 - 55.00	9	2,691,960	0.54	6.300	665	53.56
55.01 - 60.00	13	4,096,339	0.82	6.570	594	57.92
60.01 - 65.00	12	4,640,633	0.93	6.706	624	64.09
65.01 - 70.00	34	13,503,762	2.70	6.529	618	68.82
70.01 - 75.00	70	26,640,943	5.33	6.659	607	74.01
75.01 - 80.00	959	283,135,058	56.70	6.465	654	79.91
80.01 - 85.00	87	27,576,481	5.52	7.200	595	84.58
85.01 - 90.00	208	70,018,518	14.02	7.231	636	89.77
90.01 - 95.00	100	26,609,411	5.33	7.350	647	94.71
95.01 - 100.00	462	36,866,372	7.38	9.511	665	99.93
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	22	6,657,154	1.33	7.624	515	74.30
525 - 549	57	19,353,760	3.88	7.517	538	79.70
550 - 574	85	26,972,996	5.40	7.281	562	78.39
575 - 599	220	54,588,741	10.93	7.248	588	81.86
600 - 624	306	70,690,140	14.16	6.944	611	83.23
625 - 649	346	85,053,310	17.03	6.980	637	83.55
650 - 674	356	91,434,994	18.31	6.795	662	82.98
675 - 699	259	63,274,773	12.67	6.660	685	82.70
700 - 724	163	40,391,946	8.09	6.646	710	83.63
725 - 749	89	22,603,891	4.53	6.415	736	81.31
750 - 774	45	11,821,841	2.37	6.438	760	83.85
775 - 799	22	5,654,135	1.13	6.437	784	83.77
800 - 824	2	899,451	0.18	6.029	802	83.56
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	960	281,586,167	56.39	6.715	655	81.95
Florida	134	31,523,407	6.31	7.029	626	82.54
Colorado	95	18,200,438	3.64	6.858	633	81.97
Washington	72	14,826,038	2.97	6.663	644	82.67
Illinois	60	14,474,734	2.90	7.358	635	85.30
Arizona	61	14,153,489	2.83	7.059	630	82.33
Nevada	50	13,387,874	2.68	6.972	628	83.71
Texas	88	12,421,252	2.49	7.661	618	84.68
New York	33	12,123,432	2.43	7.253	637	81.76
New Jersey	37	12,016,461	2.41	7.318	651	83.88
Oregon	48	7,867,572	1.58	6.835	640	82.58
Georgia	38	6,839,830	1.37	7.080	643	82.42
Virginia	20	6,251,245	1.25	7.281	605	77.29
Maryland	18	4,680,237	0.94	7.252	637	81.63
Ohio	34	4,437,962	0.89	7.503	628	89.64
Minnesota	17	4,365,310	0.87	7.170	646	85.56
Massachusetts	15	4,234,080	0.85	6.931	634	78.61

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Hawaii	13	4,131,121	0.83	6.573	646	86.03
Michigan	17	3,667,802	0.73	7.217	622	82.98
North Carolina	25	3,361,298	0.67	7.280	636	86.11
Utah	24	3,300,870	0.66	6.997	680	84.44
Missouri	10	2,285,611	0.46	8.049	590	86.85
Connecticut	6	2,283,049	0.46	6.546	574	82.25
Pennsylvania	10	1,959,411	0.39	7.266	606	79.73
Tennessee	11	1,761,335	0.35	8.028	607	85.33
New Mexico	8	1,475,839	0.30	7.360	616	81.27
Iowa	2	1,434,160	0.29	7.630	642	82.55
Idaho	8	1,223,024	0.24	6.816	597	86.37
Rhode Island	6	1,101,651	0.22	7.543	645	81.66
District of Columbia	3	835,601	0.17	6.780	675	75.77
Maine	3	789,809	0.16	6.730	586	84.16
New Hampshire	3	777,135	0.16	7.845	636	81.74
Kansas	2	768,595	0.15	7.798	600	91.30
Mississippi	6	730,915	0.15	7.945	583	80.99
Kentucky	9	695,999	0.14	8.438	646	90.70
Alabama	3	643,592	0.13	9.348	606	90.30
Montana	1	471,658	0.09	7.620	528	80.00
Wisconsin	6	454,659	0.09	8.830	594	84.41
West Virginia	2	438,065	0.09	7.302	654	89.42
Arkansas	2	401,253	0.08	8.494	596	89.28
Indiana	3	329,067	0.07	6.723	614	76.95
South Carolina	4	275,434	0.06	8.461	595	85.37
South Dakota	1	191,358	0.04	8.625	585	90.00
Oklahoma	2	142,827	0.03	8.176	560	87.45
Louisiana	1	49,277	0.01	9.745	588	85.00
Wyoming	1	27,189	0.01	10.400	659	100.00
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,937	485,867,843	97.29	6.885	644	82.40
Investment	35	13,529,287	2.71	7.515	655	85.02
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	1,171	275,242,086	55.11	6.767	635	82.96
Stated Documentation	746	207,088,938	41.47	7.107	657	81.77
Limited Documentation	53	16,585,702	3.32	6.616	624	83.02
No Documentation	2	480,404	0.10	5.772	702	83.59
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	1,555	354,038,028	70.89	6.907	656	83.74
Refinance - Cashout	371	130,297,866	26.09	6.913	615	79.27
Refinance - Rate Term	46	15,061,237	3.02	6.701	625	80.27
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	1,371	343,750,711	68.83	6.874	643	82.30
PUD	341	86,608,204	17.34	6.904	633	82.61
Condo	158	36,917,760	7.39	6.948	668	83.39
2-4 Family	101	31,807,185	6.37	7.141	661	82.72
Townhouse	1	313,271	0.06	7.575	629	95.00
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
October 2005	2	548,000	0.13	5.532	651	80.00
October 2006	1	288,121	0.07	6.000	714	80.00
November 2006	2	572,383	0.13	6.375	632	80.00
December 2006	13	4,203,021	0.97	6.196	624	78.01
January 2007	39	12,237,446	2.82	6.349	638	82.49
February 2007	162	54,360,783	12.53	6.583	652	82.96
March 2007	873	285,882,296	65.91	6.729	641	81.69
April 2007	144	41,711,932	9.62	6.942	626	82.32
September 2007	1	306,489	0.07	5.500	777	80.00
January 2008	5	2,037,004	0.47	5.920	677	80.00
February 2008	16	4,807,008	1.11	6.208	659	82.84
March 2008	47	14,839,863	3.42	6.237	655	80.32
April 2008	4	1,082,750	0.25	6.250	652	81.82
November 2009	1	326,222	0.08	6.125	652	80.00
January 2010	2	557,290	0.13	6.064	626	80.00
February 2010	7	1,693,590	0.39	6.157	687	80.00
March 2010	17	5,056,307	1.17	6.436	650	79.24
April 2010	9	3,208,000	0.74	6.883	667	83.02
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	353,600	0.08	5.500	789	80.00
2.500 - 2.999	9	2,593,440	0.60	5.860	676	81.98
3.000 - 3.499	4	1,700,027	0.39	4.528	745	80.00
3.500 - 3.999	18	6,680,101	1.54	5.521	702	78.12
4.000 - 4.499	35	13,363,113	3.08	5.675	684	79.91
4.500 - 4.999	173	51,057,171	11.77	6.039	659	80.88
5.000 - 5.499	211	62,729,474	14.46	6.459	657	81.02
5.500 - 5.999	479	153,457,825	35.38	6.639	652	81.05
6.000 - 6.499	273	96,111,168	22.16	6.993	616	82.92
6.500 - 6.999	120	38,735,200	8.93	7.668	600	84.47
7.000 - 7.499	17	5,872,245	1.35	8.209	596	89.72
7.500 - 7.999	3	541,571	0.12	8.418	615	99.99
8.000 - 8.499	2	523,570	0.12	9.612	583	92.76
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.000 - 10.499	2	1,118,947	0.26	4.297	741	80.00
10.500 - 10.999	5	1,587,929	0.37	4.985	724	80.00
11.000 - 11.499	35	13,423,515	3.09	5.270	676	78.53
11.500 - 11.999	209	69,140,030	15.94	5.805	670	79.75
12.000 - 12.499	237	76,880,003	17.73	6.208	652	80.34
12.500 - 12.999	348	112,390,806	25.91	6.648	644	81.55
13.000 - 13.499	197	64,273,179	14.82	7.023	629	82.43
13.500 - 13.999	161	50,770,770	11.71	7.442	621	83.90
14.000 - 14.499	59	17,165,532	3.96	7.828	614	86.31
14.500 - 14.999	60	17,995,644	4.15	8.045	605	85.69
15.000 - 15.499	19	5,397,612	1.24	8.608	602	87.15
15.500 - 15.999	10	2,665,571	0.61	8.954	568	85.06
16.000 - 16.499	1	349,819	0.08	9.250	702	100.00
16.500 - 16.999	1	369,579	0.09	9.800	538	85.00
17.000 - 17.499	1	189,570	0.04	10.250	561	80.00
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	2	1,118,947	0.26	4.297	741	80.00
4.500 - 4.999	4	1,234,329	0.28	4.837	705	80.00
5.000 - 5.499	45	17,137,566	3.95	5.308	675	78.79
5.500 - 5.999	242	80,235,951	18.50	5.799	668	79.80
6.000 - 6.499	271	87,192,916	20.10	6.245	653	80.57
6.500 - 6.999	368	117,774,649	27.15	6.741	642	81.71
7.000 - 7.499	181	59,059,820	13.62	7.258	621	82.98
7.500 - 7.999	143	46,004,298	10.61	7.745	614	84.51
8.000 - 8.499	45	12,635,208	2.91	8.281	606	87.96
8.500 - 8.999	32	8,181,105	1.89	8.777	576	87.76
9.000 - 9.499	8	2,194,950	0.51	9.316	599	89.80
9.500 - 9.999	3	759,198	0.18	9.794	542	87.57
10.000 - 10.499	1	189,570	0.04	10.250	561	80.00
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	619,915	0.14	6.280	597	83.93
1.500	177	59,818,489	13.79	6.803	635	82.52
2.000	1	314,150	0.07	6.553	722	100.00
2.640	1	384,000	0.09	6.625	670	80.00
3.000	1,161	371,662,352	85.69	6.661	643	81.68
5.000	3	919,600	0.21	6.115	706	85.58
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,168	373,900,016	86.21	6.659	644	81.71
1.500	177	59,818,489	13.79	6.803	635	82.52
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	5	1,756,250	0.40	6.862	648	80.23
6.000 - 6.499	1,116	360,190,210	83.05	6.648	643	81.71
7.000 - 7.499	224	71,772,045	16.55	6.831	639	82.40
Total:	**1,345**	**433,718,506**	**100.00**	**6.679**	**642**	**81.82**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	410	87,867,391	17.59	7.458	645	83.82
6	1	579,025	0.12	6.995	613	95.00
12	113	35,654,128	7.14	6.872	636	81.73
24	1,195	310,872,941	62.25	6.825	643	82.85
36	253	64,423,646	12.90	6.532	656	79.10
Total:	**1,972**	**499,397,131**	**100.00**	**6.902**	**644**	**82.47**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Roxana McKinney	212-250-0848
ABS Structuring	
Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
Chris Sudol	212-250-0507
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978

Deal Name: ACE 2005-HE3 - Ownit & Other issuers

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	wa Loan Amount WALA	WARM	FICO	OLTV	Effective CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family & PUD	% of IO loans	% Cashout
Aggregate	2,768	426,550,020.22	154,100.44	100.00%	7.043	258,183.53	347	650	73.54	82.75	42.11	63.82	95.10	87.61	56.86	26.72
<$50k	583	18,807,250.00	32,259.43	4.41%	10.101	34,628.32	263	642	20.99	99.18	42.76	83.43	100.00	91.59	-	11.97
50-75k	296	18,410,513.27	62,197.68	4.32%	8.939	63,049.90	301	646	46.27	93.04	41.20	69.22	94.82	85.64	7.63	14.3
75-100k	307	27,047,929.24	88,104.00	6.34%	8.379	88,728.83	311	644	57.63	89.92	41.64	65.48	95.55	89.57	17.57	14.45
100-200K	843	119,721,542.86	142,018.44	28.07%	7.076	147,412.32	351	640	76.24	82.46	41.50	74.79	94.62	91.09	46.68	27.38
200-300K	359	87,849,661.18	244,706.58	20.60%	6.618	248,024.05	359	649	79.94	79.82	42.55	57.63	95.20	87.16	67.98	31.52
300-400K	223	77,520,974.23	347,627.69	18.17%	6.448	350,116.27	359	662	81.11	80.99	42.89	49.19	93.56	84.99	76.52	20.8
400-500K	109	48,936,663.58	448,960.22	11.47%	6.476	450,630.55	359	654	81.10	81.10	42.41	62.20	97.35	85.18	82.86	39.05
500-1MM	47	27,113,651.20	576,886.20	6.36%	6.313	589,424.75	359	672	77.24	77.24	42.97	63.95	93.41	81.75	77.07	30.81
$1MM+	1	1,141,834.66	1,141,834.66	0.27%	5.875	1,141,834.66	359	740	54.43	54.43	1.00	-	100.00	100.00	-	100
FICO																
NA																
<600	442	61,636,825.47	139,449.83	14.45%	7.622	216,248.09	352	576	75.31	80.59	41.48	86.31	98.90	95.24	42.36	39.94
601-619	465	60,511,267.29	130,131.76	14.19%	7.253	223,930.56	348	610	74.77	84.43	41.10	89.36	97.45	93.23	57.24	35.74
620-639	425	59,451,167.48	139,885.10	13.94%	7.266	241,240.56	345	630	73.17	83.71	42.36	70.39	97.87	86.61	56.24	32.68
640-659	467	74,490,887.22	159,509.39	17.46%	7.066	259,550.29	346	649	73.38	82.90	42.30	56.31	92.59	86.70	59.23	24.21
660 - 679	332	56,477,714.10	170,113.60	13.24%	6.800	270,906.32	347	669	73.64	82.14	41.47	52.67	94.26	83.25	57.71	24.14
680-699	242	42,094,784.05	173,945.39	9.87%	6.705	281,116.36	345	688	72.18	83.33	44.08	53.65	91.05	82.32	65.68	19.38
700-719	167	29,339,863.94	175,687.81	6.88%	6.635	298,093.64	344	708	71.98	82.84	42.59	42.47	92.32	87.47	58.10	15.68
720+	228	42,547,510.67	186,611.89	9.97%	6.497	321,831.46	345	745	72.31	82.07	42.34	38.44	93.84	82.71	63.28	9.13
LTV																
80-85	1,096	236,533,498.58	215,815.24	55.45%	6.497	281,106.37	359	656	80.36	80.37	42.74	60.95	97.49	88.72	71.44	19.05
85.01-90	184	34,745,763.19	188,835.67	8.15%	7.351	270,292.15	356	643	87.07	89.38	41.79	64.56	77.60	88.48	49.96	43.76
90.01-95	115	16,826,317.63	146,315.81	3.94%	7.496	240,855.91	346	644	84.21	93.90	40.18	68.71	97.73	85.94	40.16	46.91
95.01-100	997	59,009,210.66	59,186.77	13.83%	9.595	87,623.41	278	651	37.60	99.94	42.95	72.04	99.88	89.58	8.20	12.17
Cash Out	588	113,983,458.68	193,849.42	26.72%	6.935	291,052.22	355	631	75.49	79.67	41.05	72.05	93.55	89.67	52.19	100
2-4 family	98	21,892,260.03	223,390.41	5.13%	7.156	353,445.07	349	674	74.43	80.41	41.89	40.88	70.41	-	44.81	33.64
Investment & 2nd home	110	20,896,838.63	189,971.26	4.90%	7.273	262,679.58	358	670	79.48	79.63	38.17	52.47	-	59.01	41.02	35.16
CA	996	225,949,490.90	226,856.92	52.97%	6.830	325,713.73	347	659	71.97	81.30	42.63	52.71	94.97	83.05	67.90	28.8
NY	14	3,102,325.22	221,594.66	0.73%	7.502	308,099.85	340	634	76.03	82.38	41.57	24.49	85.79	54.75	28.88	73.61
MA	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-	0
GA	95	10,765,504.56	113,321.10	2.52%	7.433	173,862.43	349	629	75.13	84.04	41.95	86.71	99.16	100.00	61.37	24.92
Stated Doc	809	150,555,599.93	186,100.87	35.30%	7.234	287,908.15	345	672	73.10	81.66	42.57	-	94.10	82.57	54.36	20.18
Lite Doc	8	2,015,387.51	251,923.44	0.47%	7.444	296,546.21	350	653	84.65	88.08	39.67	-	71.87	100.00	55.52	33.23
IO	992	242,527,581.12	244,483.45	56.86%	6.490	309,784.87	359	656	80.71	80.63	43.08	65.56	96.47	87.83	100.00	24.53
2nd lien	956	49,626,669.69	51,910.74	11.63%	9.940	69,004.75	256	657	19.70	99.40	43.04	66.75	99.86	87.67	-	12.22
Loans w/ silent 2nds	1,111	234,166,156.28	210,770.62	54.90%	6.422	282,215.98	359	661	79.85	79.85	43.31	60.41	99.75	87.30	75.37	10.92

We need these matrices in addition to strats

Aggregate Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO
500-519	2.23	72.09	90.00	56.25	96.65	-
520-539	4.29	75.46	90.53	62.87	95.66	0.91
540-559	5.96	78.01	100.00	64.63	96.62	4.03
560-579	7.19	78.51	100.00	61.84	93.06	7.73
580-599	10.82	81.73	100.00	75.00	94.18	21.38
600-619	13.66	82.94	100.00	75.66	94.64	34.12
620-639	12.34	83.78	100.00	63.40	91.86	35.94
640-659	13.21	83.13	100.00	55.82	87.48	40.42
660-679	10.91	83.40	100.00	51.48	87.85	41.41
680-699	7.72	84.51	100.00	53.30	84.85	44.37
700-719	5.18	84.61	100.00	42.05	81.76	41.44
720-739	2.92	83.59	100.00	39.80	80.96	42.28
740-759	1.93	83.29	100.00	39.74	83.29	49.56
760-779	1.08	84.31	100.00	47.16	85.83	47.55
780-800	0.45	85.51	100.00	41.12	82.92	46.11
800+	0.11	76.82	100.00	94.97	100.00	-

IO Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC
520-539	0.04%	90.00	90.00	100.00	100.00	6.625
540-559	0.24%	78.82	85.00	100.00	100.00	7.342
560-579	0.56%	75.29	100.00	89.08	100.00	7.226
580-599	2.31%	81.62	100.00	94.60	99.65	6.990
600-619	4.66%	81.87	100.00	85.87	97.79	6.573
620-639	4.43%	81.91	100.00	68.87	99.36	6.583
640-659	5.34%	81.42	100.00	56.08	97.44	6.561
660-679	4.52%	81.25	100.00	56.16	97.55	6.346
680-699	3.42%	80.37	100.00	57.52	94.25	6.200
700-719	2.15%	82.16	100.00	41.63	97.09	6.346
720-739	1.24%	81.46	90.00	45.64	92.46	6.365
740-759	0.95%	80.91	100.00	33.99	98.54	6.124
760-779	0.51%	81.60	90.00	48.21	93.73	6.082
780-800	0.21%	80.00	80.00	36.53	100.00	5.834

If the deal has deep MI - we want the following:

For Non-MI Loans-only

By LTV Bucket	% of total deal	Avg FICO	%<550 FICO	%full doc	%non owner
<=50% LTV	1.51%	595	26.11	49.71	10.70
51%-60%	2.36%	601	21.76	43.48	7.81
61%-70%	5.99%	594	24.67	50.64	8.04
71%-80%	50.82%	634	9.27	60.27	4.88
81%-85%	9.09%	600	18.10	63.29	18.21
86%-90%	16.45%	634	3.78	60.77	26.95
91%-95%	5.18%	640	0.30	61.96	2.33
96%-100%	8.50%	658	0.05	71.89	0.08

We needs strats broken out in this format for Total ARMs, Total Fixed, Total IO Loans seperately
We also need this for the total pool combined

TOTAL POOL

1. Original Principal Balance ($)

Original Principal Balance ($)	Number of Loans	Original Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1 - 25,000	210	4,682,862	0.43	22,279	10.353	99.46
25,001 - 50,000	853	31,838,115	2.92	37,298	9.724	93.32
50,001 - 75,000	819	50,786,965	4.65	61,967	8.817	88.01
75,001 - 100,000	807	71,008,609	6.50	87,924	8.136	85.59
100,001 - 125,000	788	88,818,031	8.14	112,631	7.643	83.71
125,001 - 150,000	648	88,818,201	8.14	136,968	7.264	81.75
150,001 - 175,000	488	79,044,867	7.24	161,871	7.089	80.66
175,001 - 200,000	397	74,423,086	6.82	187,357	7.067	79.68
200,001 - 225,000	320	68,156,815	6.24	212,854	6.984	79.63

225,001 - 250,000	247	58,791,361	5.39	237,897	6.948	80.32
250,001 - 275,000	211	55,334,783	5.07	262,105	6.860	80.27
275,001 - 300,000	169	48,603,966	4.45	287,440	6.752	80.30
300,001 - 400,000	488	169,956,654	15.57	348,051	6.696	80.95
400,001 - 500,000	242	108,646,777	9.96	448,755	6.681	81.98
500,001 - 600,000	108	58,732,125	5.38	543,574	6.597	80.71
600,001 >=	49	33,830,750	3.10	690,080	6.816	79.43
Total:	**6,844**	**1,091,473,967**	**100.00**	**159,381**	**7.209**	**82.07**

2. Current Principal Balance ($)

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0.01 - 25,000.00	211	4,703,621	0.43	22,292	10.340	99.43
25,000.01 - 50,000.00	853	31,840,163	2.92	37,327	9.725	93.29
50,000.01 - 75,000.00	821	50,925,929	4.67	62,029	8.808	87.76
75,000.01 - 100,000.00	804	70,729,811	6.48	87,972	8.140	85.77
100,000.01 - 125,000.00	789	88,877,874	8.15	112,646	7.640	83.69
125,000.01 - 150,000.00	647	88,630,559	8.13	136,987	7.266	81.76
150,000.01 - 175,000.00	490	79,342,705	7.27	161,924	7.084	80.66
175,000.01 - 200,000.00	395	74,031,112	6.79	187,421	7.072	79.68
200,000.01 - 225,000.00	320	68,113,428	6.24	212,854	6.984	79.63
225,000.01 - 250,000.00	248	59,010,643	5.41	237,946	6.948	80.31
250,000.01 - 275,000.00	210	55,054,212	5.05	262,163	6.859	80.27
275,000.01 - 300,000.00	170	48,873,614	4.48	287,492	6.757	80.27
300,000.01 - 400,000.00	488	169,951,351	15.58	348,261	6.693	80.98
400,000.01 - 500,000.00	241	108,200,236	9.92	448,964	6.683	81.95

500,000.01 - 600,000.00	108	58,706,027	5.38	543,574	6.597	80.71
600,000.01 >=	49	33,813,912	3.10	690,080	6.816	79.43
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

3. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
4.000 - 4.499	3	1,411,847	0.13	470,616	4.287	80.96
4.500 - 4.999	10	2,284,286	0.21	228,429	4.884	74.15
5.000 - 5.499	86	25,086,282	2.30	291,701	5.289	76.21
5.500 - 5.999	488	125,563,822	11.51	257,303	5.809	77.98
6.000 - 6.499	771	173,479,138	15.90	225,005	6.252	79.06
6.500 - 6.999	1,209	250,573,017	22.97	207,256	6.748	79.76
7.000 - 7.499	766	145,207,506	13.31	189,566	7.245	81.38
7.500 - 7.999	913	153,519,017	14.07	168,148	7.741	82.66
8.000 - 8.499	490	62,018,817	5.69	126,569	8.260	85.96
8.500 - 8.999	609	61,284,403	5.62	100,631	8.788	88.65
9.000 - 9.499	276	21,502,714	1.97	77,908	9.257	90.57
9.500 - 9.999	397	26,969,468	2.47	67,933	9.767	93.20
10.000 - 10.499	159	9,108,006	0.83	57,283	10.255	94.41
10.500 - 10.999	332	17,709,923	1.62	53,343	10.748	98.55
11.000 - 11.499	240	11,112,744	1.02	46,303	11.148	98.93
11.500 - 11.999	65	2,833,517	0.26	43,593	11.624	98.53
12.000 - 12.499	15	663,158	0.06	44,211	12.024	100.00
12.500 - 12.999	15	477,531	0.04	31,835	12.500	100.00
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

4. Original Terms (mos.)

Original Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
61 - 120	1	99,465	0.01	99,465	8.400	80.00
121 - 180	958	56,641,935	5.19	59,125	9.744	96.97
181 - 240	81	3,456,658	0.32	42,675	9.332	94.01
301 - 360	5,804	1,030,607,138	94.48	177,568	7.062	81.21
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

5. Remaining Terms (mos.)

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
61 - 120	1	99,465	0.01	99,465	8.400	80.00
121 - 180	958	56,641,935	5.19	59,125	9.744	96.97
181 - 240	81	3,456,658	0.32	42,675	9.332	94.01
301 - 360	5,804	1,030,607,138	94.48	177,568	7.062	81.21
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

6. MI

MI	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
N	6,839	1,089,683,198	99.90	159,334	7.210	82.06
Y	5	1,121,999	0.10	224,400	6.138	90.60
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

7. Lien Position

Lien Position	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1st Lien	5,383	1,012,116,876	92.79	188,021	6.994	80.70
2nd Lien	1,461	78,688,321	7.21	53,859	9.969	99.59
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

8. Seasoning (mos.)

Seasoning (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	1,011	149,061,202	13.67	147,439	7.340	82.08
1	4,805	776,144,691	71.15	161,529	7.224	81.80
2	701	119,554,182	10.96	170,548	7.062	83.38
3	239	33,613,593	3.08	140,643	6.869	83.45
4	58	8,176,373	0.75	140,972	6.914	80.60
5	16	2,380,627	0.22	148,789	7.348	85.47
6	3	580,808	0.05	193,603	6.832	82.49
7	7	830,941	0.08	118,706	7.289	88.17
8	2	279,600	0.03	139,800	6.773	72.94
9	2	183,179	0.02	91,589	7.869	87.83
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
<= 50.00	115	16,481,872	1.51	143,321	6.820	41.85
50.01 - 55.00	53	9,868,234	0.90	186,193	6.541	52.77
55.01 - 60.00	77	15,832,639	1.45	205,619	6.780	58.02
60.01 - 65.00	149	26,142,977	2.40	175,456	6.883	63.50
65.01 - 70.00	219	39,152,683	3.59	178,779	6.917	68.85
70.01 - 75.00	353	71,310,823	6.54	202,014	6.976	73.98

75.01 - 80.00	2,427	483,028,928	44.28	199,023	6.658	79.81
80.01 - 85.00	572	99,393,548	9.11	173,765	7.417	84.55
85.01 - 90.00	1,024	179,863,937	16.49	175,648	7.536	89.73
90.01 - 95.00	329	56,980,206	5.22	173,192	7.510	94.68
95.01 - 100.00	1,526	92,749,349	8.50	60,779	9.637	99.94
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

10. Occupancy

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Primary	6,163	986,852,106	90.47	160,125	7.158	81.94
Investment	652	99,788,332	9.15	153,050	7.683	83.38
Second Home	29	4,164,759	0.38	143,612	7.745	80.10
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

11. Property Type

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Single Family Residence	4,939	767,730,462	70.38	155,442	7.198	81.80

PUD	1,027	164,128,765	15.05	159,814	7.190	82.79
Condo	473	73,221,641	6.71	154,803	7.202	82.93
2 Family	263	49,138,942	4.50	186,840	7.285	81.42
4 Family	73	19,284,613	1.77	264,173	7.327	82.41
3 Family	68	16,987,503	1.56	249,816	7.544	84.51
Townhouse	1	313,271	0.03	313,271	7.575	95.00
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

12. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Purchase	4,164	584,698,188	53.60	140,417	7.303	84.85
Refinance - Cashout	2,316	445,430,819	40.84	192,328	7.113	78.63
Refinance - Rate Term	364	60,676,190	5.56	166,693	7.002	80.45
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

13. Documentation Level

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Full	4,584	660,312,658	60.53	144,047	7.152	82.84
Stated Documentation	2,013	386,724,326	35.45	192,113	7.351	80.95
Limited	238	42,004,182	3.85	176,488	6.830	80.64
No Documentation	9	1,764,030	0.16	196,003	5.963	70.02

Total:	6,844	1,090,805,197	100.00	159,381	7.209	82.07

14. Product Type

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Fixed - 10 Year	1	99,465	0.01	99,465	8.400	80.00
Fixed - 15 Year	82	6,164,549	0.57	75,177	8.024	75.02
Fixed - 20 Year	63	2,667,361	0.24	42,339	9.228	92.45
Fixed - 30 Year	1,024	105,675,616	9.69	103,199	7.810	81.14
Balloon - 15/30	876	50,477,386	4.63	57,623	9.954	99.66
Balloon - 20/30	18	789,298	0.07	43,850	9.686	99.28
ARM - 6 Month	1	382,439	0.04	382,439	5.600	95.00
ARM - 1 Year/6 Month	1	110,000	0.01	110,000	5.000	80.00
ARM - 2 Year/6 Month	3,260	550,560,741	50.47	168,884	7.280	81.13
ARM - 3 Year/6 Month	149	25,759,447	2.36	172,882	6.901	80.99
ARM - 5 Year/6 Month	62	14,464,675	1.33	233,301	6.724	81.33
A2/6-IO 120 years IO	7	2,032,940	0.19	290,420	5.779	78.48
A2/6-IO 24 years IO	154	37,955,302	3.48	246,463	6.590	82.86
A2/6-IO 60 years IO	950	251,879,332	23.09	265,136	6.528	81.41
A3/6-IO 36 years IO	10	2,040,380	0.19	204,038	5.963	80.74
A3/6-IO 60 years IO	109	24,210,418	2.22	222,114	6.158	79.97
A5/6-IO 120 years IO	3	919,600	0.08	306,533	6.115	85.58
A5/6-IO 60 years IO	58	11,597,483	1.06	199,957	6.452	78.50
A5/6-IO 84 years IO	1	298,000	0.03	298,000	7.550	93.13
AM6-IO 120 years IO	3	840,900	0.08	280,300	5.085	81.62
AM6-IO 60 years IO	2	276,000	0.03	138,000	6.835	80.00
F30-IO 120 years IO	3	440,300	0.04	146,767	7.210	74.64
F30-IO 24 years IO	1	252,000	0.02	252,000	6.500	68.84
F30-IO 60 years IO	6	911,565	0.08	151,928	6.515	78.54
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

15. Geographic Distribution by State

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
California	1,765	420,397,815	38.54	238,186	6.867	80.86
Florida	560	82,595,394	7.57	147,492	7.387	81.86
Arizona	366	50,530,207	4.63	138,061	7.266	82.83
Other	4,153	537,281,781	49.26	129,372	7.443	82.97
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

16. Prepay Flag

Prepay Flag	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Prepayment Penalty	5,130	866,002,935	79.39	168,811	7.062	81.72
No Prepayment Penalty	1,714	224,802,262	20.61	131,157	7.773	83.39
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

17. Prepayment Penalty Months

Prepayment Penalty Months	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	1,714	224,802,262	20.61	131,157	7.773	83.39
6	9	1,313,634	0.12	145,959	7.740	91.62
12	263	61,701,676	5.66	234,607	7.073	81.44
24	3,991	655,241,309	60.07	164,180	7.126	82.30
36	867	147,746,316	13.54	170,411	6.769	79.18
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

18. FICO Score

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
500 - 519	143	24,286,564	2.23	169,836	7.919	72.09
520 - 539	274	46,741,621	4.29	170,590	7.817	75.46
540 - 559	376	65,037,913	5.96	172,973	7.562	78.01
560 - 579	470	78,402,046	7.19	166,813	7.455	78.51
580 - 599	812	117,992,972	10.82	145,312	7.441	81.73
600 - 619	1,041	149,049,519	13.66	143,179	7.195	82.94
620 - 639	898	134,596,102	12.34	149,884	7.214	83.78
640 - 659	900	144,090,334	13.21	160,100	7.096	83.13
660 - 679	697	119,056,137	10.91	170,812	6.993	83.40
680 - 699	507	84,161,108	7.72	165,998	6.954	84.51
700 - 719	331	56,537,168	5.18	170,807	6.914	84.61
720 - 739	188	31,868,430	2.92	169,513	6.814	83.59
740 - 759	103	21,007,953	1.93	203,961	6.667	83.29

760 - 779	77	11,799,035	1.08	153,234	6.637	84.31
780 - 799	21	4,947,688	0.45	235,604	6.733	85.51
800 >=	6	1,230,609	0.11	205,102	6.158	76.82
Total:	**6,844**	**1,090,805,197**	**100.00**	**159,381**	**7.209**	**82.07**

ARMs

1. Original Principal Balance ($)

Original Principal Balance ($)	Number of Loans	Original Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
25,001 - 50,000	167	6,988,882	0.76	41,825	8.548	79.48
50,001 - 75,000	441	27,526,690	2.98	62,382	8.207	82.71
75,001 - 100,000	518	45,746,249	4.95	88,250	7.597	82.02
100,001 - 125,000	592	66,818,036	7.23	112,798	7.338	82.01
125,001 - 150,000	538	73,789,492	7.99	137,070	7.096	81.43
150,001 - 175,000	426	69,051,607	7.47	161,993	7.060	80.92
175,001 - 200,000	371	69,598,490	7.53	187,496	7.042	80.40
200,001 - 225,000	292	62,174,194	6.73	212,813	7.002	80.38
225,001 - 250,000	229	54,539,090	5.90	238,044	6.933	80.41
250,001 - 275,000	199	52,164,262	5.65	262,003	6.875	80.75
275,001 - 300,000	160	46,039,978	4.98	287,593	6.752	80.41
300,001 - 400,000	460	159,993,860	17.32	347,610	6.703	81.31
400,001 - 500,000	229	102,808,277	11.13	448,760	6.689	82.45
500,001 - 600,000	102	55,467,625	6.00	543,558	6.581	80.83

600,001 >=	46	31,127,750	3.37	676,350	6.843	80.73
Total:	**4,770**	**923,834,482**	**100.00**	**193,570**	**6.977**	**81.22**

2. Current Principal Balance ($)

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
25,000.01 - 50,000.00	168	7,034,761	0.76	41,874	8.553	79.47
50,000.01 - 75,000.00	441	27,535,598	2.98	62,439	8.204	82.57
75,000.01 - 100,000.00	517	45,638,702	4.94	88,276	7.597	82.11
100,000.01 - 125,000.00	593	66,901,298	7.25	112,818	7.335	81.99
125,000.01 - 150,000.00	537	73,618,727	7.97	137,093	7.098	81.44
150,000.01 - 175,000.00	428	69,358,786	7.51	162,053	7.054	80.92
175,000.01 - 200,000.00	369	69,211,203	7.50	187,564	7.048	80.40
200,000.01 - 225,000.00	292	62,141,522	6.73	212,813	7.002	80.38
225,000.01 - 250,000.00	230	54,762,103	5.93	238,096	6.933	80.41
250,000.01 - 275,000.00	198	51,888,581	5.62	262,064	6.874	80.75
275,000.01 - 300,000.00	161	46,311,179	5.02	287,647	6.758	80.38
300,000.01 - 400,000.00	460	160,002,690	17.33	347,832	6.700	81.34
400,000.01 - 500,000.00	228	102,367,548	11.09	448,980	6.690	82.42
500,000.01 - 600,000.00	102	55,442,870	6.00	543,558	6.581	80.83
600,000.01 >=	46	31,112,091	3.37	676,350	6.843	80.73
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

3. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
4.000 - 4.499	3	1,411,847	0.15	470,616	4.287	80.96
4.500 - 4.999	10	2,284,286	0.25	228,429	4.884	74.15
5.000 - 5.499	85	24,984,397	2.71	293,934	5.288	76.38
5.500 - 5.999	448	115,731,917	12.53	258,330	5.803	78.66
6.000 - 6.499	691	157,408,628	17.05	227,798	6.255	79.76
6.500 - 6.999	1,085	229,370,477	24.84	211,401	6.750	80.57
7.000 - 7.499	687	134,629,797	14.58	195,968	7.246	81.76
7.500 - 7.999	758	136,868,471	14.82	180,565	7.737	82.75
8.000 - 8.499	374	52,210,268	5.65	139,600	8.261	85.35
8.500 - 8.999	341	41,584,403	4.50	121,948	8.776	85.58
9.000 - 9.499	138	13,563,093	1.47	98,283	9.268	87.40
9.500 - 9.999	109	10,155,682	1.10	93,171	9.756	87.09
10.000 - 10.499	27	2,092,360	0.23	77,495	10.280	79.41
10.500 - 10.999	10	758,741	0.08	75,874	10.688	79.07
11.000 - 11.499	4	273,291	0.03	68,323	11.216	75.20
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

4. Original Terms (mos.)

			% by			Weighted

Original Terms (mos.)	Number of Loans	Current Principal Balance	Current Principal Balance	Average Current Balance	Weighted Average Coupon	Average Original CLTV
301 - 360	4,770	923,327,657	100.00	193,570	6.977	81.22
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

5. Remaining Terms (mos.)

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
301 - 360	4,770	923,327,657	100.00	193,570	6.977	81.22
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

6. MI

MI	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
N	4,767	922,409,257	99.90	193,499	6.978	81.21
Y	3	918,400	0.10	306,133	5.821	90.16

Total:	4,770	923,327,657	100.00	193,570	6.977	81.22

7. Lien Position

Lien Position	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1st Lien	4,770	923,327,657	100.00	193,570	6.977	81.22
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

8. Seasoning (mos.)

Seasoning (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	801	130,750,146	14.16	163,234	7.225	81.98
1	3,368	659,055,737	71.38	195,682	6.989	80.95
2	430	99,625,634	10.79	231,688	6.733	82.00
3	126	24,835,036	2.69	197,103	6.509	82.13
4	32	6,486,678	0.70	202,709	6.477	77.66
5	9	1,731,983	0.19	192,443	6.882	83.00
6	1	288,121	0.03	288,121	6.000	80.00
7	2	380,602	0.04	190,301	5.909	79.77
8	1	173,720	0.02	173,720	7.250	68.63
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
<= 50.00	66	10,236,995	1.11	155,106	6.823	42.22
50.01 - 55.00	32	5,697,394	0.62	178,044	6.587	52.89
55.01 - 60.00	59	12,721,121	1.38	215,612	6.798	58.27
60.01 - 65.00	121	22,659,926	2.45	187,272	6.898	63.49
65.01 - 70.00	170	29,819,142	3.23	175,407	6.906	68.87
70.01 - 75.00	298	62,218,077	6.74	208,785	6.989	74.06
75.01 - 80.00	2,235	455,092,184	49.29	203,621	6.631	79.82
80.01 - 85.00	492	89,896,559	9.74	182,717	7.388	84.56
85.01 - 90.00	934	169,647,924	18.37	181,636	7.507	89.74
90.01 - 95.00	246	49,072,341	5.31	199,481	7.416	94.66
95.01 - 100.00	117	16,265,995	1.76	139,026	8.122	99.92
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

10. Occupancy

		Current	% by Current	Average	Weighted	Weighted Average

Occupancy	Number of Loans	Principal Balance	Principal Balance	Current Balance	Average Coupon	Original CLTV
Primary	4,161	827,495,621	89.62	198,869	6.897	80.94
Investment	583	91,929,978	9.96	157,684	7.660	83.80
Second Home	26	3,902,058	0.42	150,079	7.749	79.31
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

11. Property Type

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Single Family Residence	3,490	648,221,893	70.20	185,737	6.980	81.07
PUD	660	140,309,624	15.20	212,590	6.890	81.40
Condo	309	61,209,943	6.63	198,090	6.853	81.00
2 Family	192	40,656,090	4.40	211,750	7.059	80.85
4 Family	58	16,824,426	1.82	290,076	7.263	82.94
3 Family	60	15,792,410	1.71	263,207	7.582	85.47
Townhouse	1	313,271	0.03	313,271	7.575	95.00
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

12. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Purchase	2,737	494,923,567	53.60	180,827	6.942	82.93

Refinance - Cashout	1,785	382,195,921	41.39	214,115	7.031	78.98
Refinance - Rate Term	248	46,208,169	5.00	186,323	6.905	81.41
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

13. Documentation Level

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Full	3,125	555,941,703	60.21	177,901	6.867	81.65
Stated Documentation	1,484	333,210,712	36.09	224,536	7.184	80.49
Limited	157	33,374,598	3.61	212,577	6.768	81.61
No Documentation	4	800,644	0.09	200,161	5.681	74.75
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

14. Product Type

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
ARM - 6 Month	1	382,439	0.04	382,439	5.600	95.00
ARM - 1 Year/6 Month	1	110,000	0.01	110,000	5.000	80.00
ARM - 2 Year/6 Month	3,260	550,560,741	59.63	168,884	7.280	81.13
ARM - 3 Year/6 Month	149	25,759,447	2.79	172,882	6.901	80.99
ARM - 5 Year/6 Month	62	14,464,675	1.57	233,301	6.724	81.33
A2/6-IO 120 years IO	7	2,032,940	0.22	290,420	5.779	78.48
A2/6-IO 24 years IO	154	37,955,302	4.11	246,463	6.590	82.86

A2/6-IO 60 years IO	950	251,879,332	27.28	265,136	6.528	81.41
A3/6-IO 36 years IO	10	2,040,380	0.22	204,038	5.963	80.74
A3/6-IO 60 years IO	109	24,210,418	2.62	222,114	6.158	79.97
A5/6-IO 120 years IO	3	919,600	0.10	306,533	6.115	85.58
A5/6-IO 60 years IO	58	11,597,483	1.26	199,957	6.452	78.50
A5/6-IO 84 years IO	1	298,000	0.03	298,000	7.550	93.13
AM6-IO 120 years IO	3	840,900	0.09	280,300	5.085	81.62
AM6-IO 60 years IO	2	276,000	0.03	138,000	6.835	80.00
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

15. Geographic Distribution by State

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
California	1,148	355,384,968	38.49	309,569	6.550	79.54
Florida	411	71,333,939	7.73	173,562	7.229	81.69
Arizona	261	43,911,664	4.76	168,244	7.098	82.14
Other	2,950	452,697,085	49.03	153,457	7.261	82.38
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

16. Prepay Flag

Prepay Flag	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV

Prepayment Penalty	3,789	742,596,876	80.43	195,988	6.872	81.10
No Prepayment Penalty	981	180,730,780	19.57	184,231	7.407	81.72
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

17. Prepayment Penalty Months

Prepayment Penalty Months	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	981	180,730,780	19.57	184,231	7.407	81.72
6	9	1,313,634	0.14	145,959	7.740	91.62
12	214	55,148,953	5.97	257,705	6.954	81.19
24	3,152	600,152,023	65.00	190,404	6.919	81.05
36	414	85,982,267	9.31	207,687	6.484	81.26
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

18. FICO Score

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
500 - 519	128	23,081,265	2.50	180,322	7.864	72.47
520 - 539	239	42,715,401	4.63	178,726	7.785	75.80
540 - 559	328	59,070,455	6.40	180,093	7.523	78.65
560 - 579	412	71,947,454	7.79	174,630	7.434	78.90
580 - 599	644	104,962,723	11.37	162,986	7.312	81.90

600 - 619	703	125,485,471	13.59	178,500	6.879	82.20
620 - 639	584	112,809,400	12.22	193,167	6.868	82.60
640 - 659	590	119,597,200	12.95	202,707	6.782	82.06
660 - 679	425	95,971,814	10.39	225,816	6.667	82.37
680 - 699	297	67,327,280	7.29	226,691	6.570	82.37
700 - 719	187	45,026,144	4.88	240,782	6.579	82.63
720 - 739	108	24,813,991	2.69	229,759	6.503	81.82
740 - 759	64	16,756,106	1.81	261,814	6.411	82.90
760 - 779	44	8,997,457	0.97	204,488	6.192	82.25
780 - 799	12	3,556,872	0.39	296,406	6.167	83.17
800 >=	5	1,208,623	0.13	241,725	6.120	76.40
Total:	**4,770**	**923,327,657**	**100.00**	**193,570**	**6.977**	**81.22**

Fixed Rates

1. Original Principal Balance ($)

Original Principal Balance ($)	Number of Loans	Original Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1 - 25,000	210	4,682,862	2.79	22,279	10.353	99.46
25,001 - 50,000	686	24,849,233	14.83	36,196	10.055	97.21
50,001 - 75,000	378	23,260,275	13.88	61,483	9.539	94.28
75,001 - 100,000	289	25,262,360	15.07	87,338	9.112	92.06
100,001 - 125,000	196	21,999,995	13.12	112,125	8.569	88.88

125,001 - 150,000	110	15,028,709	8.96	136,471	8.088	83.30
150,001 - 175,000	62	9,993,260	5.96	161,031	7.293	78.86
175,001 - 200,000	26	4,824,596	2.88	185,381	7.429	69.33
200,001 - 225,000	28	5,982,621	3.57	213,282	6.799	71.83
225,001 - 250,000	18	4,252,271	2.54	236,030	7.139	79.11
250,001 - 275,000	12	3,170,521	1.89	263,803	6.619	72.40
275,001 - 300,000	9	2,563,988	1.53	284,715	6.744	78.36
300,001 - 400,000	28	9,962,794	5.94	355,309	6.585	75.18
400,001 - 500,000	13	5,838,500	3.48	448,668	6.556	73.72
500,001 - 600,000	6	3,264,500	1.95	543,860	6.872	78.54
600,001 >=	3	2,703,000	1.61	900,607	6.511	64.38
Total:	**2,074**	**167,639,485**	**100.00**	**80,751**	**8.485**	**86.71**

Minimum: 10,000.00

2. Current Principal Balance ($)

Current Principal Balance ($)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0.01 - 25,000.00	211	4,703,621	2.81	22,292	10.340	99.43
25,000.01 - 50,000.00	685	24,805,402	14.81	36,212	10.057	97.21
50,000.01 - 75,000.00	380	23,390,331	13.97	61,554	9.518	93.87
75,000.01 - 100,000.00	287	25,091,109	14.98	87,425	9.129	92.42
100,000.01 - 125,000.00	196	21,976,577	13.12	112,125	8.569	88.88
125,000.01 - 150,000.00	110	15,011,832	8.96	136,471	8.088	83.30
150,000.01 - 175,000.00	62	9,983,919	5.96	161,031	7.293	78.86
175,000.01 - 200,000.00	26	4,819,909	2.88	185,381	7.429	69.33
200,000.01 - 225,000.00	28	5,971,906	3.57	213,282	6.799	71.83
225,000.01 - 250,000.00	18	4,248,540	2.54	236,030	7.139	79.11

250,000.01 - 275,000.00	12	3,165,631	1.89	263,803	6.619	72.40
275,000.01 - 300,000.00	9	2,562,436	1.53	284,715	6.744	78.36
300,000.01 - 400,000.00	28	9,948,661	5.94	355,309	6.585	75.18
400,000.01 - 500,000.00	13	5,832,688	3.48	448,668	6.556	73.72
500,000.01 - 600,000.00	6	3,263,158	1.95	543,860	6.872	78.54
600,000.01 >=	3	2,701,821	1.61	900,607	6.511	64.38
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

3. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
5.000 - 5.499	1	101,886	0.06	101,886	5.375	35.17
5.500 - 5.999	40	9,831,905	5.87	245,798	5.884	70.01
6.000 - 6.499	80	16,070,511	9.60	200,881	6.223	72.19
6.500 - 6.999	124	21,202,540	12.66	170,988	6.726	71.00
7.000 - 7.499	79	10,577,710	6.32	133,895	7.238	76.46
7.500 - 7.999	155	16,650,545	9.94	107,423	7.774	81.94
8.000 - 8.499	116	9,808,549	5.86	84,556	8.252	89.26
8.500 - 8.999	268	19,700,000	11.76	73,507	8.814	95.14
9.000 - 9.499	138	7,939,621	4.74	57,533	9.237	95.98
9.500 - 9.999	288	16,813,786	10.04	58,381	9.773	96.89
10.000 - 10.499	132	7,015,646	4.19	53,149	10.248	98.88
10.500 - 10.999	322	16,951,183	10.12	52,643	10.750	99.42
11.000 - 11.499	236	10,839,453	6.47	45,930	11.146	99.53
11.500 - 11.999	65	2,833,517	1.69	43,593	11.624	98.53
12.000 - 12.499	15	663,158	0.40	44,211	12.024	100.00
12.500 - 12.999	15	477,531	0.29	31,835	12.500	100.00

Total:	2,074	167,477,540	100.00	80,751	8.485	86.71

4. Original Terms (mos.)

Original Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
61 - 120	1	99,465	0.06	99,465	8.400	80.00
121 - 180	958	56,641,935	33.82	59,125	9.744	96.97
181 - 240	81	3,456,658	2.06	42,675	9.332	94.01
301 - 360	1,034	107,279,481	64.06	103,752	7.794	81.07
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

5. Remaining Terms (mos.)

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
61 - 120	1	99,465	0.06	99,465	8.400	80.00
121 - 180	958	56,641,935	33.82	59,125	9.744	96.97
181 - 240	81	3,456,658	2.06	42,675	9.332	94.01

301 - 360	1,034	107,279,481	64.06	103,752	7.794	81.07
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

6. MI

MI	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
N	2,072	167,273,941	99.88	80,731	8.486	86.70
Y	2	203,599	0.12	101,800	7.565	92.61
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

7. Lien Position

Lien Position	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1st Lien	613	88,789,219	53.02	144,844	7.171	75.30
2nd Lien	1,461	78,688,321	46.98	53,859	9.969	99.59
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

8. Seasoning (mos.)

Seasoning (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	210	18,311,056	10.93	87,196	8.164	82.75
1	1,437	117,088,954	69.91	81,482	8.546	86.56
2	271	19,928,548	11.90	73,537	8.705	90.26
3	113	8,778,557	5.24	77,686	7.887	87.17
4	26	1,689,695	1.01	64,988	8.589	91.89
5	7	648,644	0.39	92,663	8.593	92.06
6	2	292,687	0.17	146,344	7.651	84.93
7	5	450,339	0.27	90,068	8.455	95.26
8	1	105,881	0.06	105,881	5.990	80.00
9	2	183,179	0.11	91,589	7.869	87.83
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
<= 50.00	49	6,244,877	3.73	127,446	6.815	41.25
50.01 - 55.00	21	4,170,840	2.49	198,611	6.479	52.60
55.01 - 60.00	18	3,111,517	1.86	172,862	6.705	57.01
60.01 - 65.00	28	3,483,052	2.08	124,395	6.783	63.59
65.01 - 70.00	49	9,333,541	5.57	190,480	6.952	68.80

70.01 - 75.00	55	9,092,747	5.43	165,323	6.891	73.40
75.01 - 80.00	192	27,936,743	16.68	145,504	7.108	79.71
80.01 - 85.00	80	9,496,989	5.67	118,712	7.693	84.39
85.01 - 90.00	90	10,216,014	6.10	113,511	8.032	89.59
90.01 - 95.00	83	7,907,866	4.72	95,275	8.096	94.82
95.01 - 100.00	1,409	76,483,354	45.67	54,282	9.960	99.94
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

10. Occupancy

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Primary	2,002	159,356,485	95.15	79,599	8.513	87.11
Investment	69	7,858,354	4.69	113,889	7.950	78.46
Second Home	3	262,701	0.16	87,567	7.683	91.77
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

11. Property Type

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV

Single Family Residence	1,449	119,508,569	71.36	82,477	8.379	85.74
PUD	367	23,819,141	14.22	64,902	8.954	91.01
Condo	164	12,011,698	7.17	73,242	8.986	92.79
2 Family	71	8,482,852	5.07	119,477	8.369	84.13
4 Family	15	2,460,188	1.47	164,013	7.764	78.85
3 Family	8	1,195,092	0.71	149,387	7.051	71.73
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

12. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Purchase	1,427	89,774,621	53.60	62,911	9.295	95.44
Refinance - Cashout	531	63,234,898	37.76	119,086	7.605	76.46
Refinance - Rate Term	116	14,468,021	8.64	124,724	7.311	77.39
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

13. Documentation Level

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Full	1,459	104,370,955	62.32	71,536	8.671	89.21
Stated Documentation	529	53,513,615	31.95	101,160	8.392	83.80
Limited	81	8,629,584	5.15	106,538	7.072	76.90
No Documentation	5	963,386	0.58	192,677	6.197	66.09

Total:	2,074	167,477,540	100.00	80,751	8.485	86.71

14. Product Type

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Fixed - 10 Year	1	99,465	0.06	99,465	8.400	80.00
Fixed - 15 Year	82	6,164,549	3.68	75,177	8.024	75.02
Fixed - 20 Year	63	2,667,361	1.59	42,339	9.228	92.45
Fixed - 30 Year	1,024	105,675,616	63.10	103,199	7.810	81.14
Balloon - 15/30	876	50,477,386	30.14	57,623	9.954	99.66
Balloon - 20/30	18	789,298	0.47	43,850	9.686	99.28
F30-IO 120 years IO	3	440,300	0.26	146,767	7.210	74.64
F30-IO 24 years IO	1	252,000	0.15	252,000	6.500	68.84
F30-IO 60 years IO	6	911,565	0.54	151,928	6.515	78.54
Total:	2,074	167,477,540	100.00	80,751	8.485	86.71

15. Geographic Distribution by State

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
California	617	65,012,847	38.82	105,369	8.595	88.07
Texas	210	12,317,157	7.35	58,653	8.571	85.72
Florida	149	11,261,455	6.72	75,580	8.393	82.95
Other	1,098	78,886,081	47.10	71,845	8.394	86.28

Total:	2,074	167,477,540	100.00	80,751	8.485	86.71

16. Prepay Flag

Prepay Flag	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Prepayment Penalty	1,341	123,406,058	73.69	92,025	8.204	85.44
No Prepayment Penalty	733	44,071,482	26.31	60,125	9.274	90.26
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

17. Prepayment Penalty Months

Prepayment Penalty Months	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	733	44,071,482	26.31	60,125	9.274	90.26
12	49	6,552,723	3.91	133,729	8.074	83.53
24	839	55,089,286	32.89	65,661	9.384	95.95
36	453	61,764,049	36.88	136,344	7.165	76.27
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

18. FICO Score

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
500 - 519	15	1,205,298	0.72	80,353	8.980	64.87
520 - 539	35	4,026,220	2.40	115,035	8.162	71.82
540 - 559	48	5,967,458	3.56	124,322	7.945	71.67
560 - 579	58	6,454,592	3.85	111,286	7.686	74.20
580 - 599	168	13,030,248	7.78	77,561	8.484	80.34
600 - 619	338	23,564,048	14.07	69,716	8.876	86.86
620 - 639	314	21,786,702	13.01	69,384	9.007	89.89
640 - 659	310	24,493,133	14.62	79,010	8.633	88.35
660 - 679	272	23,084,323	13.78	84,869	8.351	87.69
680 - 699	210	16,833,828	10.05	80,161	8.490	93.08
700 - 719	144	11,511,023	6.87	79,938	8.225	92.33
720 - 739	80	7,054,439	4.21	88,180	7.908	89.81
740 - 759	39	4,251,847	2.54	109,022	7.677	84.82
760 - 779	33	2,801,578	1.67	84,896	8.064	90.90
780 - 799	9	1,390,815	0.83	154,535	8.179	91.49
800 >=	1	21,986	0.01	21,986	8.250	100.00
Total:	**2,074**	**167,477,540**	**100.00**	**80,751**	**8.485**	**86.71**

IO Loans

1. Original Principal Balance ($)

Original Principal Balance ($)	Number of Loans	Original Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
50,001 - 75,000	24	1,606,170	0.48	66,920	7.275	78.83
75,001 - 100,000	62	5,481,727	1.64	88,413	7.044	82.16
100,001 - 125,000	115	13,059,040	3.91	113,553	6.843	82.18
125,001 - 150,000	135	18,622,525	5.58	137,932	6.620	80.63
150,001 - 175,000	109	17,615,948	5.28	161,614	6.690	81.78
175,001 - 200,000	116	21,794,307	6.53	187,881	6.802	81.91
200,001 - 225,000	100	21,402,110	6.41	214,017	6.571	80.65
225,001 - 250,000	80	19,046,733	5.71	238,083	6.488	80.81
250,001 - 275,000	83	21,861,329	6.55	263,389	6.424	80.16
275,001 - 300,000	67	19,221,011	5.76	286,877	6.383	81.28
300,001 - 400,000	215	75,367,319	22.58	350,442	6.385	81.29
400,001 - 500,000	133	59,789,928	17.92	449,498	6.438	83.15
500,001 - 600,000	52	28,137,860	8.43	541,099	6.303	79.57
600,001 >=	16	10,681,500	3.20	667,581	6.313	79.44
Total:	**1,307**	**333,687,507**	**100.00**	**255,282**	**6.495**	**81.34**

2. Current Principal Balance ($)

Current		Current	% by Current	Average	Weighted	Weighted Average

Principal Balance ($)	Number of Loans	Principal Balance	Principal Balance	Current Balance	Average Coupon	Original CLTV
50,000.01 - 75,000.00	24	1,606,072	0.48	66,920	7.275	78.83
75,000.01 - 100,000.00	62	5,481,587	1.64	88,413	7.044	82.16
100,000.01 - 125,000.00	115	13,058,625	3.91	113,553	6.843	82.18
125,000.01 - 150,000.00	135	18,620,817	5.58	137,932	6.620	80.63
150,000.01 - 175,000.00	109	17,615,948	5.28	161,614	6.690	81.78
175,000.01 - 200,000.00	116	21,794,189	6.53	187,881	6.802	81.91
200,000.01 - 225,000.00	100	21,401,654	6.41	214,017	6.571	80.65
225,000.01 - 250,000.00	80	19,046,600	5.71	238,083	6.488	80.81
250,000.01 - 275,000.00	83	21,861,304	6.55	263,389	6.424	80.16
275,000.01 - 300,000.00	68	19,517,060	5.85	287,016	6.402	81.19
300,000.01 - 400,000.00	215	75,447,230	22.61	350,917	6.380	81.36
400,000.01 - 500,000.00	132	59,384,706	17.80	449,884	6.439	83.10
500,000.01 - 600,000.00	52	28,137,128	8.43	541,099	6.303	79.57
600,000.01 >=	16	10,681,300	3.20	667,581	6.313	79.44
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

3. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
4.000 - 4.499	2	714,270	0.21	357,135	4.324	81.91
4.500 - 4.999	4	1,199,182	0.36	299,796	4.836	80.00
5.000 - 5.499	46	15,059,222	4.51	327,374	5.286	78.26
5.500 - 5.999	244	72,225,358	21.65	296,006	5.789	79.94
6.000 - 6.499	306	77,803,784	23.32	254,261	6.251	80.95
6.500 - 6.999	406	103,148,386	30.91	254,060	6.728	81.56

7.000 - 7.499	151	33,227,248	9.96	220,048	7.221	82.51
7.500 - 7.999	99	22,101,679	6.62	223,249	7.691	83.04
8.000 - 8.499	24	3,875,723	1.16	161,488	8.237	87.61
8.500 - 8.999	15	3,067,800	0.92	204,520	8.714	93.88
9.000 - 9.499	5	663,316	0.20	132,663	9.225	97.97
9.500 - 9.999	5	568,250	0.17	113,650	9.626	94.95
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

4. Original Terms (mos.)

Original Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
301 - 360	1,307	333,654,219	100.00	255,282	6.495	81.34
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

5. Remaining Terms (mos.)

Remaining Terms (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV

301 - 360	1,307	333,654,219	100.00	255,282	6.495	81.34
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

6. MI

MI	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
N	1,304	332,735,819	99.72	255,166	6.497	81.32
Y	3	918,400	0.28	306,133	5.821	90.16
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

7. Lien Position

Lien Position	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
1st Lien	1,307	333,654,219	100.00	255,282	6.495	81.34
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

8. Seasoning (mos.)

Seasoning (mos.)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	128	27,149,627	8.14	212,106	6.668	80.89
1	886	226,648,210	67.93	255,811	6.485	81.20
2	221	60,639,981	18.17	274,389	6.512	82.29
3	52	13,995,581	4.19	269,146	6.301	81.59
4	16	4,367,162	1.31	272,948	6.304	77.36
5	3	547,170	0.16	182,390	7.343	84.06
7	1	306,489	0.09	306,489	5.500	80.00
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
<= 50.00	6	875,000	0.26	145,833	6.533	42.62
50.01 - 55.00	4	760,800	0.23	190,200	6.225	53.33
55.01 - 60.00	5	1,487,000	0.45	297,400	6.249	57.35
60.01 - 65.00	9	2,634,000	0.79	292,667	6.665	63.88
65.01 - 70.00	18	6,066,178	1.82	337,010	6.234	68.45
70.01 - 75.00	44	13,581,725	4.07	308,676	6.452	74.12
75.01 - 80.00	952	235,871,813	70.69	247,765	6.371	79.93
80.01 - 85.00	63	16,477,612	4.94	261,549	6.743	84.37
85.01 - 90.00	120	35,509,794	10.64	295,915	6.811	89.66

90.01 - 95.00	50	14,440,175	4.33	288,804	7.039	94.53
95.01 - 100.00	36	5,950,123	1.78	165,281	7.915	99.78
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

10. Occupancy

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Primary	1,269	325,081,939	97.43	256,172	6.479	81.30
Investment	33	7,747,320	2.32	234,767	7.091	82.51
Second Home	5	824,960	0.25	164,992	7.290	86.67
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

11. Property Type

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Single Family Residence	949	242,408,854	72.65	255,436	6.504	81.53
PUD	198	49,554,948	14.85	250,278	6.456	80.92
Condo	122	28,644,512	8.59	234,791	6.488	80.99
2 Family	26	8,064,955	2.42	310,191	6.323	80.66

4 Family	7	3,122,550	0.94	446,079	6.941	79.75
3 Family	5	1,858,400	0.56	371,680	6.505	79.00
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

12. Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Purchase	904	223,832,468	67.09	247,602	6.446	81.15
Refinance - Cashout	354	98,206,270	29.43	277,419	6.574	81.57
Refinance - Rate Term	49	11,615,481	3.48	237,051	6.778	83.07
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

13. Documentation Level

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Full	895	214,109,928	64.17	239,229	6.371	81.37
Stated Documentation	378	109,039,850	32.68	288,465	6.755	81.27
Limited	32	9,926,442	2.98	310,201	6.395	82.14
No Documentation	2	578,000	0.17	289,000	4.992	69.75
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

14. Product Type

Product Type	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
A2/6-IO 120 years IO	7	2,032,940	0.61	290,420	5.779	78.48
A2/6-IO 24 years IO	154	37,955,302	11.38	246,463	6.590	82.86
A2/6-IO 60 years IO	950	251,879,332	75.49	265,136	6.528	81.41
A3/6-IO 36 years IO	10	2,040,380	0.61	204,038	5.963	80.74
A3/6-IO 60 years IO	109	24,210,418	7.26	222,114	6.158	79.97
A5/6-IO 120 years IO	3	919,600	0.28	306,533	6.115	85.58
A5/6-IO 60 years IO	58	11,597,483	3.48	199,957	6.452	78.50
A5/6-IO 84 years IO	1	298,000	0.09	298,000	7.550	93.13
AM6-IO 120 years IO	3	840,900	0.25	280,300	5.085	81.62
AM6-IO 60 years IO	2	276,000	0.08	138,000	6.835	80.00
F30-IO 120 years IO	3	440,300	0.13	146,767	7.210	74.64
F30-IO 24 years IO	1	252,000	0.08	252,000	6.500	68.84
F30-IO 60 years IO	6	911,565	0.27	151,928	6.515	78.54
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

15. Geographic Distribution by State

Geographic Distribution by State	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
California	647	212,875,790	63.80	329,020	6.380	80.98
Colorado	111	20,710,822	6.21	186,584	6.430	80.56
Washington	77	15,026,746	4.50	195,153	6.468	81.44
Other	472	85,040,861	25.49	180,171	6.804	82.43

Total:	1,307	333,654,219	100.00	255,282	6.495	81.34

16. Prepay Flag

Prepay Flag	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
Prepayment Penalty	1,148	296,085,976	88.74	257,915	6.428	81.25
No Prepayment Penalty	159	37,568,243	11.26	236,278	7.026	82.06
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

17. Prepayment Penalty Months

Prepayment Penalty Months	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
0	159	37,568,243	11.26	236,278	7.026	82.06
12	74	22,660,289	6.79	306,220	6.578	81.00
24	855	222,762,492	66.76	260,541	6.450	81.38
36	219	50,663,196	15.18	231,339	6.262	80.81
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

18. FICO Score

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance	Average Current Balance	Weighted Average Coupon	Weighted Average Original CLTV
520 - 539	1	427,500	0.13	427,500	6.625	90.00
540 - 559	11	2,619,502	0.79	238,137	7.342	78.82
560 - 579	28	6,058,580	1.82	216,378	7.226	75.29
580 - 599	120	25,229,687	7.56	210,247	6.990	81.62
600 - 619	215	50,862,753	15.24	236,571	6.573	81.87
620 - 639	205	48,375,462	14.50	235,978	6.583	81.91
640 - 659	222	58,237,051	17.45	262,329	6.561	81.42
660 - 679	170	49,296,826	14.77	289,981	6.346	81.25
680 - 699	134	37,342,058	11.19	278,672	6.200	80.37
700 - 719	82	23,429,273	7.02	285,723	6.346	82.16
720 - 739	52	13,472,812	4.04	259,093	6.365	81.46
740 - 759	37	10,411,208	3.12	281,384	6.124	80.91
760 - 779	23	5,610,101	1.68	243,917	6.082	81.60
780 - 799	7	2,281,407	0.68	325,915	5.834	80.00
Total:	**1,307**	**333,654,219**	**100.00**	**255,282**	**6.495**	**81.34**

WAC	MARGIN	% Second Lien (Simultaneous or Silent)
7.919	6.215	6.41
7.817	6.176	6.93
7.562	6.077	9.21
7.455	6.043	10.95
7.441	5.985	37.75
7.195	5.769	37.07
7.214	5.721	36.04
7.096	5.646	42.75
6.993	5.579	50.62
6.954	5.475	52.63
6.914	5.519	53.58
6.814	5.456	51.92
6.667	5.421	56.24
6.637	4.989	62.80
6.733	4.936	52.01
6.158	4.781	50.98

MARGIN	% Second Lien (Simultaneous or Silent)
6.125	-
6.243	6.56
6.189	6.57
5.876	59.95
5.580	52.94
5.553	59.37
5.493	65.22
5.402	70.52
5.250	81.36
5.374	82.45
5.304	82.06
5.202	91.68
4.834	82.98
4.679	100.00

FICO Score
641
633
628
626
625
620
623
616
626

629
630
636
636
639
641
632
630

FICO Score
642
633
628
626
625
620
623
616
626
629
631
635
636
639

641
632
630

FICO Score
718
685
669
661
642
633
617
606
609
616
615
627
626
636
624
607
601
585
630

FICO Score
573
661
640
628
630

FICO Score
573
661
640
628
630

FICO Score
630
680
630

FICO Score
627
662
630

FICO Score
619
629
644
642
626
642
698
737
632
675
630

FICO Score
595
624
586
589
597
597

639
600
634
641
659
630

FICO Score
627
656
642
630

FICO Score
626

625
652
648
661
657
629
630

FICO Score
649
606
617
630

FICO Score
623
643
614
683

630

FICO Score
573
620
639
637
666
643
666
739
610
627
643
695
650
653
656
659
706
665
625
644
617
701
677
656
630

FICO Score
644
622
621
620
630

FICO Score
630
628
630

FICO Score
628
604
630
628
642
630

FICO Score
512
530
550
570
589
609
630
649
669
688
708
728
749

769
786
802
630

FICO Score
596
608
612
617
616
623
616
624
629
630
637
635
640
638

626
627

FICO Score
596
608
612
617
616
622
616
624
629
630
636
635
640
638
626
627

FICO Score
718
685
669
660
641
632
615
604
602
586
589
583
560
556
528
627

FICO Score
627
627

FICO Score
627
627

FICO Score
627
666

627

FICO Score
627
627

FICO Score
617
626
641
639
626
637
714
760
615
627

FICO Score
592
596
576
585
591
595
639
599
634
639
641
627

FICO Score
624
654
639
627

FICO Score
623
622
648
646
660
654
629
627

FICO Score
646

603
612
627

FICO Score
620
640
612
698
627

FICO Score
666
739
610
627
643
695
650

653
656
659
706
665
625
644
617
627

FICO Score
640
621
618
618
627

FICO Score

627
624
627

FICO Score
624
604
628
624
647
627

FICO Score
512
531
550
570
589

609
630
649
669
688
708
728
749
769
788
802
627

FICO Score
641
644
652
651
649

642
630
609
646
632
646
619
649
622
698
694
645

FICO Score
642
644
651
651
649
642
630
609
646
632

646
619
649
622
698
694
645

FICO Score
664
673
645
634
636
623
648
680
659
653
646
639
626
607
601
585

645

FICO Score
573
661
640
638
645

FICO Score
573
661
640

638
645



FICO Score
645
741
645

FICO Score
631
662
645

FICO Score
634
645
657
650
625
655
682
718
659
675
645

FICO Score
602
663
630
617
616

613
641
610
647
655
662
645

FICO Score
644
678
690
645

FICO Score

641
644
673
656
665
692
645

FICO Score
663
623
636
645

FICO Score
639
662
622
671

645

FICO Score
573
620
639
637
666
643
701
677
656
645

FICO Score
665
625
629
635

645



FICO Score
647
641
645

FICO Score
641
645
662
634
645

FICO Score
509
530
551
570
588
610
629
649
669
689
708
729
747
768
783
802
645

FICO Score
611
640
642
642
649
639
649
660
661
664
661
653
657
664
654

FICO Score
611
640
642
642
649
639
649
660
661
662
661
653
657
664
654

FICO Score
673
697
677
670
655
653

633
627
635
620
593
604
654

FICO Score
654
654

FICO Score

654
654

FICO Score
654
666
654

FICO Score
654
654

FICO Score
650
657
650
640
617
625
777
654

FICO Score
620
636
599
631
631
638
660
629
646

644
648
654

FICO Score
654
678
667
654

FICO Score
652
649
668
690

661
702
654

FICO Score
664
636
629
654

FICO Score
643
676
649
673
654

FICO Score
695
650
653
656
659
706
665
625
644
617
701
677
656
654

FICO Score
659
647
649
644

654



FICO Score
655
651
654

FICO Score
651
649
654
660
654

FICO Score
536
550
571
590
609
630
649
669
688
708
728
749
769
790
654

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	>= 50%	0.08%	221,356.08	7.220	-	547	51.53	63.24	82.02	-	100.00	61.72	5.79	32.49	-
65%	69%	>= 50%	0.37%	493,762.93	7.118	-	617	52.64	67.08	55.66	2.05	90.75	50.42	6.89	42.68	35.21
70%	74%	>= 50%	0.36%	319,236.66	6.373	-	603	52.65	71.93	100.00	-	100.00	71.33	11.68	16.99	24.81
75%	79%	>= 50%	1.01%	245,439.43	6.531	-	623	52.21	78.61	68.94	17.47	96.66	87.82	1.98	10.20	48.35
80%	84%	>= 50%	3.99%	279,598.14	6.313	-	649	52.40	80.07	69.11	17.61	99.10	84.00	-	16.00	75.97
85%	89%	>= 50%	0.67%	213,079.24	7.592	-	601	52.15	86.28	78.43	10.90	77.39	85.36	2.49	12.15	37.91
90%	94%	>= 50%	0.89%	252,310.66	7.391	-	611	52.29	90.48	71.27	16.44	86.46	85.58	6.48	7.94	30.74
95%	99%	>= 50%	0.31%	178,292.82	8.206	-	652	51.98	97.41	58.87	23.29	100.00	83.15	-	16.85	20.54
100% max		>= 50%	0.96%	88,779.98	9.443	-	646	52.53	100.00	74.78	16.69	100.00	91.42	-	8.58	10.34

Total: 94,202,332.60

Ace 2005-HE3 loans w/ MI

	Current Principal Balance	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maximum Rate	Weighted Average Months to Roll	Weighted Average Original Term	Weighted Average Stated Remaining Term	Weighted Average Seasoning	Weighted Average Original CLTV	FICO Score	Percent Full-Alt Doc	Percent Owner Occupied	Percent Fixed Rate	Percent IO
Loan 1	292,900.00	4.250	2.750	10.250	4	360	358	2	84.65	631	100	100	0	100
Loan 2	106,399.16	7.625	0.000	0.000	0	360	359	1	95	762	0	100	100	0
Loan 3	283,500.00	6.625	5.750	12.625	23	360	359	1	90	709	0	100	0	100
Loan 4	97,200.00	7.500	0.000	0.000	0	360	359	1	90	717	0	0	100	0
Loan 5	342,000.00	6.500	2.750	11.500	60	360	360	0	95	661	0	100	0	100
Total:	**1,121,999.16**	**6.138**	**3.676**	**11.449**	**31**	**360**	**359.04**	**0.96**	**90.6**	**679.7**	**26.1**	**91.3**	**18.1**	**81.9**

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	>= 50%	0.08%	221,356.08	7.220	-	547	51.53	63.24	82.02	-	100.00	61.72	5.79	32.49	-
65%	69%	>= 50%	0.37%	493,762.93	7.118	-	617	52.64	67.08	55.66	2.05	90.75	50.42	6.89	42.68	35.21
70%	74%	>= 50%	0.36%	319,236.66	6.373	-	603	52.65	71.93	100.00	-	100.00	71.33	11.68	16.99	24.81
75%	79%	>= 50%	1.01%	245,439.43	6.531	-	623	52.21	78.61	68.94	17.47	96.66	87.82	1.98	10.20	48.35
80%	84%	>= 50%	3.99%	279,598.14	6.313	-	649	52.40	80.07	69.11	17.61	99.10	84.00	-	16.00	75.97
85%	89%	>= 50%	0.67%	213,079.24	7.592	-	601	52.15	86.28	78.43	10.90	77.39	85.36	2.49	12.15	37.91
90%	94%	>= 50%	0.89%	252,310.66	7.391	-	611	52.29	90.48	71.27	16.44	86.46	85.58	6.48	7.94	30.74
95%	99%	>= 50%	0.31%	178,292.82	8.206	-	652	51.98	97.41	58.87	23.29	100.00	83.15	-	16.85	20.54
100%	max	>= 50%	0.96%	88,779.98	9.443	-	646	52.53	100.00	74.78	16.69	100.00	91.42	-	8.58	10.34
		Total:	94,202,332.60													

Deal Name: ACE 2005-HE3 - New Century & Finance America Collateral

Detailed collateral info	# of Loans	Balance	Avg. Balance	% of group balance	WAC	wa Loan Amount WALA	WARM	FICO	OLTV	Effective CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family & PUD	% of IO loans	% Cashout
Aggregate	4,076	664,255,176.47	162,967.41	100.00%	7.315	257,203.10	351	616	78.10	81.58	37.38	58.43	87.50	84.02	13.72	49.90
<$50k	481	17,736,533.43	36,874.29	2.67%	9.439	38,790.58	286	626	50.07	88.68	35.56	77.93	81.10	88.74	-	26.79
50-75k	525	32,515,415.81	61,934.13	4.90%	8.734	62,793.29	325	618	67.70	84.78	34.29	70.42	76.71	85.74	0.62	30.26
75-100k	497	43,681,891.30	87,891.11	6.58%	7.992	88,514.90	333	614	73.26	83.14	36.23	72.29	87.75	88.32	1.67	31.71
100-200K	1,478	211,150,707.35	142,869.22	31.79%	7.395	149,447.77	351	611	77.97	81.02	37.03	64.57	88.25	87.25	7.20	47.38
200-300K	589	143,202,235.87	243,127.73	21.56%	7.068	246,389.53	358	618	80.18	80.18	37.99	52.02	86.85	81.87	15.44	55.78
300-400K	265	92,430,377.04	348,793.88	13.91%	6.899	351,066.45	359	614	80.87	80.87	39.13	48.30	90.87	80.69	17.45	57.12
400-500K	132	59,263,572.57	448,966.46	8.92%	6.854	451,103.64	359	628	82.66	82.66	37.91	50.58	88.02	85.81	31.79	60.62
500-1MM	109	64,264,453.10	589,582.14	9.67%	6.845	598,140.12	359	622	81.96	81.96	37.03	53.43	88.17	76.27	27.89	53.45
$1MM+																
FICO																
NA																
<600	1,693	279,192,040.37	164,909.65	42.03%	7.526	248,515.87	358	561	78.23	78.34	37.77	62.81	94.01	91.24	4.16	63.70
601-619	516	80,170,501.05	155,369.19	12.07%	7.168	254,377.97	350	610	79.19	81.88	38.21	65.10	92.02	88.92	16.02	51.18
620-639	473	75,144,934.21	158,868.78	11.31%	7.173	261,032.24	349	629	79.92	83.79	37.31	57.86	87.11	84.13	19.88	49.28
640-659	433	69,599,446.34	160,737.75	10.48%	7.129	259,528.86	348	649	78.30	83.37	37.21	55.30	82.02	79.00	20.28	42.99
660 - 679	365	62,578,422.64	171,447.73	9.42%	7.168	297,299.91	341	669	76.49	84.38	38.78	50.41	82.07	75.51	26.69	36.20
680-699	265	42,066,323.83	158,740.84	6.33%	7.204	239,149.84	336	689	74.96	85.69	37.71	52.95	78.65	73.76	23.04	23.95
700-719	164	27,197,303.72	165,837.22	4.09%	7.214	261,381.86	342	708	77.07	86.14	34.97	41.59	70.37	68.37	23.47	24.50
720+	167	28,306,204.31	169,498.23	4.26%	7.065	269,174.91	343	748	77.57	85.88	35.01	47.50	66.54	60.19	17.13	22.03
LTV																
80-85	1,460	267,668,263.85	183,334.43	40.30%	7.052	261,745.07	358	617	81.35	81.35	38.01	60.44	89.98	85.11	20.78	41.84
85.01-90	840	145,118,174.23	172,759.73	21.85%	7.581	280,612.70	358	632	89.74	89.74	36.35	59.71	71.97	77.01	12.51	38.27
90.01-95	214	40,153,888.76	187,634.99	6.04%	7.516	254,852.37	358	639	94.52	94.70	37.42	58.44	97.66	86.05	19.13	42.53
95.01-100	529	33,740,138.45	63,780.98	5.08%	9.711	107,676.41	225	671	31.49	99.92	39.04	71.62	100.00	83.32	3.30	13.80
Cash Out	1,728	331,447,360.60	191,809.82	49.90%	7.174	280,192.97	355	598	77.35	78.26	37.40	52.71	90.98	87.17	11.68	100.00
2-4 family	306	63,518,797.45	207,577.77	9.56%	7.412	314,455.54	352	645	80.13	82.90	35.18	49.82	57.99	-	5.09	40.07
Investment & 2nd home	571	83,056,252.31	145,457.53	12.50%	7.789	242,468.02	358	652	84.13	84.13	31.50	59.97	-	59.45	-	35.99
CA	769	194,448,324.01	252,858.68	29.27%	6.909	340,912.30	345	626	74.23	80.24	37.66	52.33	91.88	83.63	30.57	60.73
NY	54	17,766,209.98	329,003.89	2.67%	7.228	417,433.54	359	624	79.15	79.88	37.58	38.04	80.06	57.65	3.34	52.31
MA	37	8,347,420.85	225,605.97	1.26%	7.020	322,058.06	350	630	74.98	78.73	39.26	48.12	82.90	48.90	3.47	36.54
GA	119	13,140,858.87	110,427.39	1.98%	7.805	148,995.37	346	611	79.87	83.33	36.10	63.02	80.83	99.00	7.81	49.24
Stated Doc	1,204	236,168,726.36	196,153.43	35.55%	7.427	285,084.42	354	624	78.33	80.41	37.41	-	86.11	80.88	11.52	55.97
Lite Doc	230	39,988,794.73	173,864.32	6.02%	6.799	275,879.87	356	612	79.11	80.27	38.38	-	98.91	83.17	22.02	61.35
IO	315	91,126,638.02	289,290.91	13.72%	6.509	361,409.60	359	650	83.02	83.02	38.80	60.48	100.00	86.65	100.00	42.49
2nd lien	505	29,061,650.90	57,547.82	4.38%	10.017	75,598.25	204	671	20.24	99.92	38.78	76.91	100.00	81.57	-	12.91
Loans w/ silent 2nds	1,064	168,930,986.61	158,769.72	25.43%	6.958	233,973.65	359	637	80.73	80.73	38.46	70.46	92.60	85.14	26.54	9.66

ace2005-HE3 1st Liens

3. Collateral Type

Collateral Type	Number of Mortgage Loans
Fixed - 10 Year	1
Fixed - 15 Year	57
Fixed - 20 Year	8
Fixed - 30 Year	537
Fixed - 30 Year IO	10
ARM - 6 Month	1
ARM - 6 Month IO	5
ARM - 1 Year/6 Month	1
ARM - 2 Year/6 Month	3,260
ARM - 2 Year/6 Month IO	1,111
ARM - 3 Year/6 Month	149
ARM - 3 Year/6 Month IO	119
ARM - 5 Year/6 Month	62
ARM - 5 Year/6 Month IO	62
Total:	**5,383**

4. IO Terms

IO Terms	Number of Mortgage Loans
0	4,076
24	155
36	10
60	1,125
84	1
120	16
Total:	**5,383**

5. Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans
0.01 - 50,000.00	224
50,000.01 - 100,000.00	1,149
100,000.01 - 150,000.00	1,296
150,000.01 - 200,000.00	880
200,000.01 - 250,000.00	567
250,000.01 - 300,000.00	380
300,000.01 - 350,000.00	256
350,000.01 - 400,000.00	232
400,000.01 - 450,000.00	136
450,000.01 - 500,000.00	106
500,000.01 - 550,000.00	62
550,000.01 - 600,000.00	46
600,000.01 - 650,000.00	23
650,000.01 - 700,000.00	10
700,000.01 - 750,000.00	13
850,000.01 - 900,000.00	2
1,000,000.01 >=	1
Total:	**5,383**

6. Remaining Principal Balance ($)

Remaining Principal Balance ($)	Number of Mortgage Loans
0.01 - 50,000.00	225
50,000.01 - 100,000.00	1,148
100,000.01 - 150,000.00	1,296
150,000.01 - 200,000.00	880
200,000.01 - 250,000.00	568
250,000.01 - 300,000.00	380
300,000.01 - 350,000.00	256
350,000.01 - 400,000.00	232
400,000.01 - 450,000.00	135
450,000.01 - 500,000.00	106
500,000.01 - 550,000.00	62
550,000.01 - 600,000.00	46
600,000.01 - 650,000.00	23
650,000.01 - 700,000.00	10
700,000.01 - 750,000.00	13
850,000.01 - 900,000.00	2
1,000,000.01 >=	1
Total:	**5,383**

7. Months Remaining

Months Remaining	Number of Mortgage Loans
61 - 120	1
121 - 180	57
181 - 240	8
301 - 360	5,317
Total:	**5,383**

8. Mortgage Rate (%)

Mortgage Rate (%)	Number of Mortgage Loans
4.000 - 4.499	3
4.500 - 4.999	10
5.000 - 5.499	86
5.500 - 5.999	488
6.000 - 6.499	771
6.500 - 6.999	1,208
7.000 - 7.499	763
7.500 - 7.999	866
8.000 - 8.499	428
8.500 - 8.999	404
9.000 - 9.499	163
9.500 - 9.999	136
10.000 - 10.499	34
10.500 - 10.999	16
11.000 - 11.499	5
11.500 - 11.999	2
Total:	**5,383**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original	Number of

Loan-to-Value Ratio (%)	Mortgage Loans
<= 50.00	115
50.01 - 55.00	53
55.01 - 60.00	77
60.01 - 65.00	149
65.01 - 70.00	219
70.01 - 75.00	353
75.01 - 80.00	2,426
80.01 - 85.00	569
85.01 - 90.00	1,004
90.01 - 95.00	285
95.01 - 100.00	133
Total:	**5,383**

10. FICO Score at Origination

FICO Score at Origination	Number of Mortgage Loans
500 - 524	196
525 - 549	401
550 - 574	538
575 - 599	838
600 - 624	941
625 - 649	863
650 - 674	686
675 - 699	443
700 - 724	249
725 - 749	128
750 - 774	72
775 - 799	23
800 - 824	5
Total:	**5,383**

11. State

State	Number of Mortgage Loans
California	1,245
Florida	466
Arizona	282
Illinois	249

Texas	402
Colorado	219
Washington	167
New Jersey	106
Nevada	105
Georgia	166
Ohio	183
Oregon	123
New York	63
Virginia	102
Michigan	163
Missouri	145
Maryland	67
Minnesota	67
Pennsylvania	98
North Carolina	83
Utah	69
Tennessee	89
Hawaii	33
Massachusetts	30
Wisconsin	58
Idaho	53
Connecticut	29
Indiana	74
New Mexico	35
South Carolina	46
Mississippi	59
Kentucky	46
District of Columbia	19
Rhode Island	17
Alabama	40
Oklahoma	48
Louisiana	31
Iowa	18
Kansas	17
Montana	14
Maine	13
Arkansas	15
West Virginia	11
New Hampshire	2
Nebraska	5
Wyoming	4
South Dakota	3
Delaware	2
North Dakota	1
Vermont	1
Total:	**5,383**

12. Occupancy Status

Occupancy Status	Number of Mortgage Loans
Primary	4,703
Investment	652
Second Home	28
Total:	**5,383**

13. Documentation Type

Documentation Type	Number of Mortgage Loans
Full	3,495
Stated Documentation	1,657
Limited	222
No Documentation	9
Total:	**5,383**

14. Loan Purpose

Loan Purpose	Number of Mortgage Loans
Purchase	2,906
Refinance - Cashout	2,143
Refinance - Rate Term	334
Total:	**5,383**

15. Property Type

Property Type	Number of Mortgage Loans
Single Family Residence	3,973
PUD	723

2-4 Family	352
Condo	334
Townhouse	1
Total:	**5,383**

16. Next Adjustment Date for Arm Loans

Next Adjustment Date for Arm Loans	Number of Mortgage Loans
2005-07	1
2005-08	2
2005-09	1
2005-10	2
2006-01	1
2006-08	1
2006-09	1
2006-10	1
2006-11	8
2006-12	27
2007-01	102
2007-02	377
2007-03	3,104
2007-04	750
2007-09	1
2007-12	3
2008-01	14
2008-02	36
2008-03	185
2008-04	29
2009-11	1
2009-12	2
2010-01	8
2010-02	15
2010-03	78
2010-04	20
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

17. Gross Margin (%)

Gross Margin (%)	Number of Mortgage Loans
1.500 - 1.999	1
2.000 - 2.499	2
2.500 - 2.999	14
3.000 - 3.499	10
3.500 - 3.999	31
4.000 - 4.499	73
4.500 - 4.999	395
5.000 - 5.499	515
5.500 - 5.999	1,482
6.000 - 6.499	1,280
6.500 - 6.999	778
7.000 - 7.499	137
7.500 - 7.999	37
8.000 - 8.499	8
8.500 - 8.999	7
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

18. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans
10.000 - 10.499	3
10.500 - 10.999	8
11.000 - 11.499	60
11.500 - 11.999	369
12.000 - 12.499	597
12.500 - 12.999	1,009
13.000 - 13.499	676
13.500 - 13.999	769
14.000 - 14.499	430
14.500 - 14.999	418
15.000 - 15.499	189
15.500 - 15.999	156
16.000 - 16.499	47
16.500 - 16.999	28
17.000 - 17.499	6
17.500 - 17.999	3
18.000 - 18.499	1
18.500 - 18.999	1
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

19. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans
4.000 - 4.499	3
4.500 - 4.999	10
5.000 - 5.499	89
5.500 - 5.999	449
6.000 - 6.499	690
6.500 - 6.999	1,082
7.000 - 7.499	688
7.500 - 7.999	758
8.000 - 8.499	374
8.500 - 8.999	339
9.000 - 9.499	138
9.500 - 9.999	109
10.000 - 10.499	27
10.500 - 10.999	10
11.000 - 11.499	4
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

20. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans
1.000	10
1.500	716
2.000	5
2.640	1
3.000	4,035
5.000	3
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

21. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans
1.000	4,053
1.500	716
2.000	1
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

22. Lifecap

Lifecap	Number of Mortgage Loans
5.000 - 5.499	5
6.000 - 6.499	3,908
6.500 - 6.999	1
7.000 - 7.499	855
12.000 - 12.499	1
Total:	**4,770**

****

The above table is based on Adjustable Mortgage Loans only

23. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans
0	1,110
6	9
12	230
24	3,214
36	820
Total:	**5,383**

24. DTI Back

DTI Back	Number of Mortgage Loans
<= 0.00	3
0.01 - 5.00	23
5.01 - 10.00	30
10.01 - 15.00	91
15.01 - 20.00	188
20.01 - 25.00	323
25.01 - 30.00	464
30.01 - 35.00	756
35.01 - 40.00	917
40.01 - 45.00	1,126
45.01 - 50.00	1,054
50.01 - 55.00	405
55.01 - 60.00	3
Total:	**5,383**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
99,465	0.01	8.400	573	80.00
5,171,463	0.51	7.568	611	70.23
789,051	0.08	6.779	614	75.49
81,125,375	8.02	7.157	631	75.60
1,603,865	0.16	6.704	671	75.95
382,439	0.04	5.600	666	95.00
1,116,900	0.11	5.518	637	81.22
110,000	0.01	5.000	739	80.00
550,560,741	54.40	7.280	610	81.13
291,867,574	28.84	6.531	653	81.58
25,759,447	2.55	6.901	627	80.99
26,250,798	2.59	6.143	659	80.03
14,464,675	1.43	6.724	643	81.33
12,815,083	1.27	6.453	667	79.35
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
678,462,657	67.03	7.239	614	80.39
38,207,302	3.77	6.589	650	82.77
2,040,380	0.20	5.963	656	80.74
288,874,798	28.54	6.494	654	81.16
298,000	0.03	7.550	625	93.13
4,233,740	0.42	5.863	688	80.25
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
9,405,689	0.93	8.635	598	78.17
87,592,347	8.65	7.843	610	81.54
160,858,925	15.89	7.216	617	80.97
152,536,492	15.07	7.066	620	80.10
126,874,075	12.54	6.967	627	79.95
103,881,537	10.26	6.810	633	80.28
83,077,013	8.21	6.833	632	80.77
86,772,059	8.57	6.564	640	81.13
57,993,327	5.73	6.721	637	83.10
50,605,475	5.00	6.636	642	80.71
32,351,644	3.20	6.524	648	80.27
26,354,383	2.60	6.687	634	81.24
14,581,378	1.44	6.725	629	81.60
6,818,053	0.67	6.427	634	77.73
9,497,660	0.94	7.371	614	81.42
1,774,986	0.18	6.704	669	73.56
1,141,835	0.11	5.875	740	54.43
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
9,455,616	0.93	8.639	598	78.18
87,542,420	8.65	7.842	610	81.54
160,858,925	15.89	7.216	617	80.97
152,536,492	15.07	7.066	620	80.10
127,124,071	12.56	6.967	627	79.95
103,927,826	10.27	6.811	633	80.27
83,130,376	8.21	6.825	632	80.78
86,820,975	8.58	6.567	640	81.17
57,594,762	5.69	6.723	637	83.05
50,605,475	5.00	6.636	642	80.71
32,351,644	3.20	6.524	648	80.27
26,354,383	2.60	6.687	634	81.24
14,581,378	1.44	6.725	629	81.60
6,818,053	0.67	6.427	634	77.73
9,497,660	0.94	7.371	614	81.42
1,774,986	0.18	6.704	669	73.56
1,141,835	0.11	5.875	740	54.43
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
99,465	0.01	8.400	573	80.00
5,171,463	0.51	7.568	611	70.23
789,051	0.08	6.779	614	75.49
1,006,056,896	99.40	6.991	627	80.76
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,411,847	0.14	4.287	718	80.96
2,284,286	0.23	4.884	685	74.15
25,086,282	2.48	5.289	669	76.21
125,563,822	12.41	5.809	661	77.98
173,479,138	17.14	6.252	642	79.06
250,556,595	24.76	6.748	633	79.76
144,865,230	14.31	7.245	616	81.35
151,295,684	14.95	7.739	605	82.42
58,634,347	5.79	8.263	603	85.21
47,255,867	4.67	8.771	590	85.35
15,654,580	1.55	9.267	588	87.21
12,009,187	1.19	9.752	577	85.13
2,421,858	0.24	10.268	563	80.26
1,090,109	0.11	10.725	560	81.48
361,691	0.04	11.225	524	76.38
146,354	0.01	11.567	522	80.00
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining	% of Aggregate Remaining	Mortgage		CLTV

Principal Balance	Principal Balance	Rates(%)	FICO	(%)
16,481,872	1.63	6.820	595	41.85
9,868,234	0.98	6.541	624	52.77
15,832,639	1.56	6.780	586	58.02
26,142,977	2.58	6.883	589	63.50
39,152,683	3.87	6.917	597	68.85
71,310,823	7.05	6.976	597	73.98
482,934,830	47.72	6.658	639	79.81
99,337,144	9.81	7.417	600	84.55
178,668,497	17.65	7.524	634	89.73
54,675,416	5.40	7.425	640	94.68
17,711,761	1.75	8.127	642	99.93
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
32,999,163	3.26	7.925	514	72.23
69,270,185	6.84	7.680	538	76.79
90,007,658	8.89	7.505	563	78.25
136,299,478	13.47	7.329	587	80.83
164,319,422	16.24	6.899	611	81.72
166,010,970	16.40	6.853	637	81.91
144,301,722	14.26	6.718	661	81.67
96,896,622	9.57	6.620	686	81.82
58,120,527	5.74	6.621	710	82.38
30,110,287	2.97	6.367	736	80.68
16,127,695	1.59	6.429	761	82.83
6,444,523	0.64	6.370	783	82.60
1,208,623	0.12	6.120	802	76.40
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
379,026,499	37.45	6.552	641	78.83
78,455,504	7.75	7.247	620	80.92
47,211,704	4.66	7.082	619	81.66
45,730,930	4.52	7.320	617	82.71

45,400,850	4.49	7.552	611	81.91
39,477,309	3.90	6.683	625	81.10
31,120,492	3.07	6.618	639	81.50
25,325,348	2.50	7.392	629	79.77
24,602,802	2.43	6.963	619	80.78
22,130,715	2.19	7.379	618	82.34
20,862,406	2.06	7.359	627	87.06
20,683,419	2.04	6.812	632	81.58
20,461,337	2.02	7.204	624	79.87
18,943,316	1.87	7.270	601	79.73
18,315,869	1.81	7.696	611	83.37
15,115,602	1.49	7.982	601	84.26
13,443,295	1.33	7.388	598	80.64
13,002,847	1.28	7.143	627	84.77
10,114,003	1.00	7.722	596	80.83
9,939,779	0.98	7.464	622	84.45
9,580,979	0.95	6.790	645	81.15
9,503,073	0.94	7.794	605	85.19
9,480,199	0.94	6.503	627	78.39
7,951,318	0.79	6.860	628	77.72
7,224,624	0.71	7.561	629	80.95
6,253,530	0.62	6.979	615	83.99
5,974,203	0.59	6.986	594	80.53
5,939,703	0.59	7.583	617	83.54
4,984,174	0.49	7.368	615	80.48
4,836,884	0.48	8.280	587	84.58
4,718,884	0.47	8.259	590	82.63
4,537,970	0.45	7.413	619	83.90
4,450,673	0.44	7.192	616	75.83
3,817,666	0.38	7.491	645	83.17
3,692,030	0.36	8.414	613	84.93
3,314,841	0.33	8.073	619	83.14
2,732,504	0.27	8.027	597	82.65
2,565,987	0.25	8.109	622	83.72
2,033,604	0.20	8.314	602	89.74
1,966,853	0.19	7.183	584	81.61
1,941,361	0.19	7.359	599	77.25
1,475,913	0.15	8.126	603	84.70
1,003,049	0.10	8.103	620	88.30
687,200	0.07	7.434	632	80.00
575,942	0.06	8.176	564	83.72
537,156	0.05	7.080	609	84.32
477,228	0.05	8.030	594	80.13
254,753	0.03	7.345	570	82.55
125,808	0.01	7.375	643	100.00
114,739	0.01	7.999	586	84.99
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
908,235,486	89.74	6.915	624	80.41
99,788,332	9.86	7.683	656	83.38
4,093,058	0.40	7.717	641	79.75
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
604,833,176	59.76	6.900	620	81.31
364,175,976	35.98	7.180	640	79.79
41,343,693	4.08	6.782	613	80.33
1,764,030	0.17	5.963	683	70.02
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
517,295,680	51.11	6.960	647	82.91
435,612,602	43.04	7.045	605	78.17
59,208,594	5.85	6.917	617	80.01
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
715,428,758	70.69	6.996	623	80.49
149,218,461	14.74	6.907	622	81.15

81,572,294	8.06	7.226	651	81.45
65,584,092	6.48	6.879	649	80.99
313,271	0.03	7.575	629	95.00
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
153,600	0.02	7.500	586	80.00
415,300	0.04	4.766	638	83.28
382,439	0.04	5.600	666	95.00
548,000	0.06	5.532	651	80.00
110,000	0.01	5.000	739	80.00
173,720	0.02	7.250	615	68.63
74,113	0.01	7.600	690	78.84
288,121	0.03	6.000	714	80.00
1,405,761	0.15	7.058	634	83.70
5,916,095	0.64	6.409	626	76.90
19,828,798	2.15	6.579	634	82.84
88,555,993	9.59	6.803	638	82.25
605,412,569	65.57	7.026	624	81.01
120,773,146	13.08	7.255	615	81.93
306,489	0.03	5.500	777	80.00
281,849	0.03	7.855	600	91.35
3,199,884	0.35	6.100	661	81.14
7,927,015	0.86	6.256	656	80.56
35,895,865	3.89	6.553	640	79.97
4,399,144	0.48	6.994	627	83.65
326,222	0.04	6.125	652	80.00
288,734	0.03	6.526	641	80.00
1,542,754	0.17	6.465	651	75.47
2,727,327	0.30	6.147	678	77.89
17,364,864	1.88	6.608	651	80.79
5,029,856	0.54	6.876	652	81.99
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate	% of Aggregate			

Remaining Principal Balance	Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
125,502	0.01	7.245	609	80.00
659,342	0.07	6.196	750	70.23
3,527,545	0.38	5.675	674	78.53
2,712,845	0.29	5.007	716	78.95
8,409,029	0.91	5.551	700	77.88
18,465,098	2.00	5.760	679	79.12
87,309,788	9.46	6.275	646	80.48
107,577,267	11.65	6.581	646	80.57
301,649,555	32.67	6.772	637	80.18
241,512,100	26.16	7.167	608	81.21
126,171,830	13.66	7.960	598	83.95
19,741,714	2.14	8.471	594	87.22
3,918,599	0.42	8.834	610	95.37
976,429	0.11	9.417	587	95.43
571,015	0.06	9.780	589	97.06
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,411,847	0.15	4.287	718	80.96
2,022,632	0.22	4.969	713	78.51
17,751,824	1.92	5.286	673	76.87
95,669,328	10.36	5.802	663	78.27
137,493,782	14.89	6.207	641	79.42
216,073,158	23.40	6.657	634	80.49
136,865,194	14.82	7.047	623	81.68
140,813,862	15.25	7.513	610	82.41
66,177,205	7.17	7.885	604	83.75
61,495,302	6.66	8.263	597	84.33
21,720,485	2.35	8.748	595	86.30
16,976,530	1.84	9.198	583	85.31
4,513,557	0.49	9.630	575	82.21
3,277,773	0.35	9.927	580	84.05
517,329	0.06	10.586	548	77.53
253,036	0.03	10.645	532	65.34
122,457	0.01	11.100	509	70.00
172,356	0.02	6.950	586	75.00
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,411,847	0.15	4.287	718	80.96
2,284,286	0.25	4.884	685	74.15
25,637,165	2.78	5.325	671	76.52
116,151,917	12.58	5.806	660	78.58
157,249,254	17.03	6.255	641	79.80
228,521,975	24.75	6.751	632	80.58
135,046,447	14.63	7.251	615	81.79
136,868,471	14.82	7.737	604	82.75
52,210,268	5.65	8.261	601	85.35
41,102,861	4.45	8.776	586	85.51
13,563,093	1.47	9.268	589	87.40
10,155,682	1.10	9.756	583	87.09
2,092,360	0.23	10.280	560	79.41
758,741	0.08	10.688	556	79.07
273,291	0.03	11.216	528	75.20
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,845,235	0.20	6.709	615	77.84
148,359,231	16.07	7.019	619	80.71
762,768	0.08	6.478	730	81.57
384,000	0.04	6.625	670	80.00
771,056,822	83.51	6.971	628	81.32
919,600	0.10	6.115	706	85.58
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
774,858,425	83.92	6.969	628	81.32
148,359,231	16.07	7.019	619	80.71
110,000	0.01	5.000	739	80.00
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,756,250	0.19	6.862	648	80.23
749,972,124	81.22	6.962	627	81.30
153,877	0.02	7.138	641	83.70
171,273,049	18.55	7.044	623	80.90
172,356	0.02	6.950	586	75.00
923,327,657	**100.00**	**6.977**	**627**	**81.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
197,703,900	19.53	7.422	624	81.15
1,313,634	0.13	7.740	604	91.62
59,124,348	5.84	6.931	628	80.68
608,741,986	60.15	6.927	625	80.98
145,233,009	14.35	6.711	641	78.83
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
542,326	0.05	6.604	712	66.44
5,825,201	0.58	6.277	673	67.77
5,600,179	0.55	6.767	629	80.32
13,089,242	1.29	7.386	631	81.92
25,587,639	2.53	7.334	630	80.37
46,937,253	4.64	7.346	615	80.20
76,175,928	7.53	7.104	626	80.88
135,379,718	13.38	7.075	621	80.51
178,992,780	17.68	7.019	624	80.77
226,152,447	22.34	7.002	624	80.91
217,344,058	21.47	6.894	637	81.28
80,141,575	7.92	6.629	630	79.80
348,531	0.03	8.519	589	85.79
1,012,116,876	**100.00**	**6.994**	**627**	**80.70**

ace2005-HE3 2nd Liens

3. Collateral Type

Collateral Type	Number of Mortgage Loans
Fixed - 15 Year	25
Fixed - 20 Year	55
Fixed - 30 Year	487
Balloon - 15/30	876
Balloon - 20/30	18
Total:	**1,461**

4. IO Terms

IO Terms	Number of Mortgage Loans
0	1,461
Total:	**1,461**

5. Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans
0.01 - 50,000.00	839
50,000.01 - 100,000.00	477
100,000.01 - 150,000.00	140
150,000.01 - 200,000.00	5
Total:	**1,461**

6. Remaining Principal Balance ($)

	Number of

Remaining Principal Balance ($)	Mortgage Loans
0.01 - 50,000.00	839
50,000.01 - 100,000.00	477
100,000.01 - 150,000.00	140
150,000.01 - 200,000.00	5
Total:	**1,461**

7. Months Remaining

Months Remaining	Number of Mortgage Loans
121 - 180	901
181 - 240	73
301 - 360	487
Total:	**1,461**

8. Mortgage Rate (%)

Mortgage Rate (%)	Number of Mortgage Loans
6.500 - 6.999	1
7.000 - 7.499	3
7.500 - 7.999	47
8.000 - 8.499	62
8.500 - 8.999	205
9.000 - 9.499	113
9.500 - 9.999	261
10.000 - 10.499	125
10.500 - 10.999	316
11.000 - 11.499	235
11.500 - 11.999	63
12.000 - 12.499	15
12.500 - 12.999	15
Total:	**1,461**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans
75.01 - 80.00	1
80.01 - 85.00	3
85.01 - 90.00	20
90.01 - 95.00	44
95.01 - 100.00	1,393
Total:	**1,461**

10. FICO Score at Origination

FICO Score at Origination	Number of Mortgage Loans
525 - 549	1
550 - 574	3
575 - 599	98
600 - 624	309
625 - 649	301
650 - 674	278
675 - 699	222
700 - 724	134
725 - 749	66
750 - 774	37
775 - 799	11
800 - 824	1
Total:	**1,461**

11. State

State	Number of Mortgage Loans
California	520
Colorado	118
Florida	94
Texas	115
Arizona	84
Washington	73
Oregon	56
Georgia	48
Utah	40

Ohio	38
Illinois	27
Nevada	19
North Carolina	31
Michigan	18
Idaho	25
Maryland	11
New Jersey	10
Kentucky	18
Tennessee	20
Virginia	9
Wisconsin	15
New York	5
Massachusetts	7
Hawaii	5
Minnesota	7
New Mexico	6
South Carolina	8
Alabama	4
Rhode Island	4
Missouri	4
Mississippi	3
Indiana	4
Connecticut	3
New Hampshire	1
Delaware	1
Oklahoma	3
Wyoming	2
District of Columbia	1
Louisiana	2
Pennsylvania	1
Montana	1
Total:	**1,461**

12. Occupancy Status

Occupancy Status	**Number of Mortgage Loans**
Primary	1,460
Second Home	1
Total:	**1,461**

13. Documentation Type

Documentation Type	Number of Mortgage Loans
Full	1,089
Stated Documentation	356
Limited	16
Total:	**1,461**

14. Loan Purpose

Loan Purpose	Number of Mortgage Loans
Purchase	1,258
Refinance - Cashout	173
Refinance - Rate Term	30
Total:	**1,461**

15. Property Type

Property Type	Number of Mortgage Loans
Single Family Residence	966
PUD	304
Condo	139
2-4 Family	52
Total:	**1,461**

23. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans
0	604
12	33
24	777

36	47
Total:	**1,461**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
993,085	1.26	10.398	665	99.92
1,878,310	2.39	10.257	649	99.58
24,550,241	31.20	9.969	657	99.46
50,477,386	64.15	9.954	666	99.66
789,298	1.00	9.686	643	99.28
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
78,688,321	100.00	9.969	662	99.59
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
27,088,167	34.42	10.211	647	99.64
34,113,319	43.35	9.902	669	99.60
16,649,508	21.16	9.744	674	99.67
837,326	1.06	9.318	665	96.54
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining	% of Aggregate Remaining	Mortgage		CLTV

Principal Balance	Principal Balance	Rates(%)	FICO	(%)
27,088,167	34.42	10.211	647	99.64
34,113,319	43.35	9.902	669	99.60
16,649,508	21.16	9.744	674	99.67
837,326	1.06	9.318	665	96.54
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
51,470,472	65.41	9.962	666	99.66
2,667,608	3.39	10.088	647	99.49
24,550,241	31.20	9.969	657	99.46
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
16,422	0.02	6.875	704	83.41
342,277	0.43	7.262	738	94.97
2,223,332	2.83	7.875	702	98.85
3,384,470	4.30	8.202	711	99.03
14,028,537	17.83	8.845	703	99.76
5,848,135	7.43	9.230	685	99.54
14,960,281	19.01	9.778	666	99.68
6,686,148	8.50	10.251	649	99.53
16,619,814	21.12	10.749	640	99.66
10,751,053	13.66	11.146	627	99.69
2,687,164	3.41	11.627	612	99.54
663,158	0.84	12.024	601	100.00
477,531	0.61	12.500	585	100.00
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
94,098	0.12	9.750	617	78.76
56,404	0.07	8.226	697	83.51
1,195,440	1.52	9.324	660	89.52
2,304,790	2.93	9.528	661	94.88
75,037,588	95.36	9.994	662	99.94
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
42,922	0.05	12.500	548	100.00
86,149	0.11	11.159	565	100.00
3,755,560	4.77	11.349	589	99.70
13,605,000	17.29	10.805	613	99.33
15,298,373	19.44	10.533	637	99.62
16,248,288	20.65	9.932	662	99.66
14,272,801	18.14	9.259	686	99.72
8,253,175	10.49	9.047	710	99.38
3,934,388	5.00	8.968	735	99.88
2,269,884	2.88	9.034	761	99.94
899,795	1.14	8.876	783	99.13
21,986	0.03	8.250	802	100.00
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
41,371,316	52.58	9.747	672	99.50
5,175,870	6.58	10.194	647	99.57
4,139,890	5.26	10.041	667	99.74
3,763,773	4.78	10.244	649	99.89
3,318,502	4.22	9.889	651	99.54
3,311,682	4.21	10.359	649	99.70
2,159,377	2.74	9.618	652	99.51
1,775,648	2.26	10.858	635	99.99
1,419,934	1.80	10.484	653	99.90

1,299,230	1.65	10.652	634	100.00
1,208,560	1.54	10.557	669	99.79
1,010,897	1.28	9.607	673	99.33
914,835	1.16	10.639	626	99.58
730,241	0.93	10.219	657	100.00
664,183	0.84	10.169	631	99.37
610,674	0.78	10.278	662	99.11
606,146	0.77	10.517	695	100.00
498,359	0.63	10.568	626	100.00
496,618	0.63	8.435	622	99.82
474,435	0.60	10.726	634	99.97
452,382	0.57	10.982	623	99.54
407,198	0.52	10.538	668	99.35
396,103	0.50	10.230	671	98.88
382,073	0.49	9.601	695	100.00
273,109	0.35	9.183	660	100.00
244,214	0.31	10.679	636	100.00
243,171	0.31	10.673	613	100.00
192,509	0.24	9.727	659	100.00
184,389	0.23	10.778	670	100.00
120,925	0.15	11.043	625	100.00
118,896	0.15	11.589	627	100.00
112,394	0.14	10.037	669	100.00
101,899	0.13	10.295	671	100.00
89,935	0.11	10.990	664	95.00
67,771	0.09	10.250	625	100.00
64,924	0.08	10.452	630	100.00
61,412	0.08	10.456	646	100.00
59,967	0.08	8.990	685	100.00
58,414	0.07	10.744	637	100.00
54,981	0.07	11.200	613	100.00
51,481	0.07	10.500	681	100.00
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
78,616,620	99.91	9.969	662	99.59
71,701	0.09	9.375	693	100.00
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
55,479,481	70.51	9.906	654	99.55
22,548,350	28.66	10.126	683	99.68
660,489	0.84	9.853	666	100.00
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
67,402,508	85.66	9.936	664	99.75
9,818,217	12.48	10.126	650	98.78
1,467,596	1.87	10.408	642	97.96
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
52,301,704	66.47	9.958	662	99.70
14,910,304	18.95	10.019	652	99.26
7,637,549	9.71	9.979	675	99.61
3,838,763	4.88	9.896	686	99.37
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
27,098,362	34.44	10.334	654	99.74
2,577,328	3.28	10.341	659	98.74
46,499,323	59.09	9.729	667	99.58

2,513,307	3.19	10.081	667	99.27
78,688,321	**100.00**	**9.969**	**662**	**99.59**

Deal Name: ace2005-HE3

The percentages per table should add up to 100%

1st Liens Only

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
< 450											
451-500	0.06	0.02	-	0.08	0.02	0.03	7.266	164306	66.87	-	-
501-550	6.37	3.24	0.64	10.25	1.72	7.90	7.759	171,492	75.38	0.19	0.81
551-600	15.72	6.23	0.94	22.90	9.38	12.05	7.376	164,522	79.82	3.53	5.94
601-650	21.29	9.95	1.49	32.74	16.25	14.31	6.873	183,867	81.74	12.70	13.31
651-700	11.94	10.53	0.91	23.39	15.39	6.77	6.682	215,198	81.78	11.31	13.25
701-750	3.23	4.88	0.22	8.34	6.33	1.77	6.515	231,941	81.67	4.03	5.04
751-800	1.03	1.10	0.05	2.18	1.92	0.18	6.416	237,105	82.80	1.19	1.41
801-850	0.11	0.01	-	0.12	0.10	0.02	6.120	241,725	76.34	-	0.06
Total	59.76	35.98	4.26	100	51.11	43.04	6.994	188,021	80.65	32.97	39.83

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Avg Prin Bal ($)	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
10.01 - 20.00	-	-	-	0.01	-	-	-	-	-	0.01	49,914	7.706	6.000	-	-	-	-
20.01 - 30.00	-	-	0.03	0.02	0.04	-	-	-	-	0.09	92,095	7.463	6.021	0.03	0.03	-	-
30.01 - 40.00	-	-	0.20	0.10	0.12	0.07	0.02	-	0.02	0.53	133,625	6.808	6.163	0.03	0.25	0.01	0.02
40.01 - 50.00	-	0.01	0.19	0.34	0.33	0.09	0.04	-	-	1.00	160,573	6.759	5.703	0.06	0.43	0.07	-
50.01 - 60.00	-	0.02	0.55	0.89	0.44	0.44	0.24	-	-	2.58	199,070	6.666	5.760	0.18	1.24	0.22	-
60.01 - 70.00	-	0.02	1.63	2.04	1.76	0.76	0.21	0.03	-	6.45	176,892	6.917	5.838	0.36	2.75	0.89	0.54
70.01 - 80.00	-	0.03	5.10	10.31	17.76	14.61	5.40	1.44	0.07	54.73	199,457	6.698	5.580	1.55	20.16	24.62	36.27
80.01 - 90.00	-	-	2.54	8.18	8.72	5.58	1.73	0.67	0.04	27.47	176,736	7.486	6.019	1.43	9.11	5.14	2.91
90.01 - 100.00	-	-	0.02	1.00	3.56	1.84	0.70	0.04	-	7.15	173,175	7.597	6.115	0.44	2.03	2.01	0.09
100+																	
Total	-	0.08	10.25	22.9	32.74	23.39	8.34	2.18	0.12	100	188,021	6.994	5.762	4.08	35.98	32.97	39.83

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
0.01 - 50,000.00	-	-	0.16	0.38	0.26	0.10	0.02	0.01	-	0.93	78.12	8.639	6.254	0.03	0.17	-	0.26
50,000.01 - 100,000.00	-	0.01	1.06	2.82	2.93	1.36	0.35	0.11	0.01	8.65	81.48	7.842	6.054	0.37	1.95	0.70	3.63
100,000.01 - 150,000.00	-	0.01	1.85	4.26	5.74	2.96	0.90	0.17	-	15.89	80.92	7.216	5.823	0.74	3.76	3.13	7.34
150,000.01 - 200,000.00	-	0.04	1.61	3.73	5.76	2.80	0.87	0.25	0.02	15.07	80.05	7.066	5.808	0.61	4.70	3.89	5.53
200,000.01 - 250,000.00	-	0.02	1.51	2.66	3.77	3.33	1.06	0.20	-	12.56	79.90	6.967	5.748	0.51	4.92	4.00	4.82
250,000.01 - 300,000.00	-	-	0.81	2.51	3.13	2.47	1.08	0.27	-	10.27	80.21	6.811	5.710	0.30	4.69	4.09	4.07
300,000.01 - 350,000.00	-	-	1.03	1.66	2.20	2.13	0.93	0.26	-	8.21	80.74	6.825	5.650	0.39	3.77	3.16	3.17
350,000.01 - 400,000.00	-	-	0.78	1.44	2.51	2.44	1.12	0.25	0.04	8.58	81.13	6.567	5.607	0.19	4.21	4.29	4.05
400,000.01 - 450,000.00	-	-	0.42	1.10	1.77	1.55	0.72	0.13	-	5.69	83.01	6.723	5.731	0.08	2.08	2.95	1.73
450,000.01 - 500,000.00	-	-	0.18	0.77	1.83	1.56	0.57	0.09	-	5.00	80.68	6.636	5.600	0.24	2.32	2.92	2.27
500,000.01 - 550,000.00	-	-	0.10	0.62	1.03	0.87	0.26	0.26	0.05	3.20	80.24	6.524	5.608	0.21	1.29	1.65	1.65
550,000.01 - 600,000.00	-	-	0.34	0.34	0.91	0.84	0.05	0.12	-	2.60	81.19	6.687	5.905	0.23	0.91	1.13	0.68
600,000.01 - 650,000.00	-	-	0.25	0.19	0.25	0.69	0.06	-	-	1.44	81.56	6.725	5.730	0.06	0.44	0.69	0.38
650,000.01 - 700,000.00	-	-	0.07	0.20	0.13	0.07	0.13	0.07	-	0.67	77.68	6.427	5.658	0.07	0.13	0.13	0.07
700,000.01 - 750,000.00	-	-	0.07	0.22	0.43	0.22	-	-	-	0.94	81.37	7.371	5.985	0.07	0.43	0.15	0.07
850,000.01 - 900,000.00	-	-	-	-	0.09	-	0.09	-	-	0.18	73.56	6.704	3.875	-	0.09	0.09	0.09
1,000,000.01 >=	-	-	-	-	-	-	0.11	-	-	0.11	54.37	5.875	-	-	0.11	-	-
Total:	-	0.08	10.25	22.90	32.74	23.39	8.34	2.18	0.12	100.00	80.65	6.994	5.762	4.08	35.98	32.97	39.83

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
4.001 - 4.500	-	-	-	-	0.03	-	0.04	0.07	-	0.14	80.90	4.287	3.184	470,616	-	0.04	0.07	0.11
4.501 - 5.000	-	-	-	-	0.09	0.17	0.10	0.05	-	0.41	76.64	4.937	4.059	261,798	0.04	0.10	0.24	0.24
5.001 - 5.500	-	-	0.03	0.13	0.76	1.46	0.70	0.26	-	3.33	76.93	5.371	4.777	278,797	0.17	0.43	2.12	2.38
5.501 - 6.000	-	0.01	0.32	1.03	4.71	4.37	1.73	0.54	0.06	12.77	77.69	5.855	5.205	254,010	0.81	2.49	6.88	7.54
6.001 - 6.500	-	-	0.78	2.97	7.86	5.39	2.05	0.46	0.05	19.56	79.19	6.319	5.533	224,245	0.77	6.43	9.22	10.19
6.501 - 7.000	-	0.04	1.39	5.54	7.83	5.47	1.93	0.36	-	22.55	79.82	6.809	5.808	204,005	0.80	9.01	8.72	9.63
7.001 - 7.500	-	-	1.86	4.40	4.76	2.87	0.85	0.17	-	14.91	81.51	7.310	5.977	186,270	0.65	5.92	3.23	4.71
7.501 - 8.000	-	-	2.56	4.34	3.66	1.92	0.60	0.12	0.01	13.21	82.50	7.789	6.062	173,150	0.59	5.90	1.69	2.27
8.001 - 8.500	-	0.02	1.10	2.01	1.42	0.93	0.22	0.13	-	5.83	85.71	8.306	6.341	137,012	0.13	2.82	0.46	1.11
8.501 - 9.000	-	0.01	1.27	1.39	1.03	0.52	0.07	0.02	-	4.31	85.04	8.814	6.378	115,652	0.09	1.71	0.21	0.86
9.001 - 9.500	-	-	0.39	0.59	0.31	0.15	0.04	0.01	-	1.50	87.02	9.315	6.589	94,741	0.02	0.55	0.06	0.36
9.501 - 10.000	-	-	0.37	0.35	0.22	0.13	-	-	-	1.07	84.86	9.781	6.481	86,262	0.01	0.46	0.05	0.27
10.001 - 10.500	-	-	0.10	0.10	0.04	-	-	-	-	0.24	79.70	10.280	6.776	71,995	-	0.07	-	0.09
10.501 - 11.000	-	-	0.04	0.04	0.02	-	-	-	-	0.10	84.28	10.742	7.084	67,609	-	0.02	-	0.04
11.001 - 11.500	-	-	0.03	-	-	-	-	-	-	0.04	76.36	11.225	6.978	72,338	-	0.01	-	0.01
11.501 >=	-	-	0.01	-	-	-	-	-	-	0.01	79.97	11.567	-	73,177	-	0.01	-	-
Total:	-	0.08	10.25	22.90	32.74	23.39	8.34	2.18	0.12	100.00	80.65	6.994	5.762	188,021	4.08	35.98	32.97	39.83

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	> 100	total LTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
4.001 - 4.500	-	-	-	0.11	0.03	-		0.14	718	3.184	470,616	-	0.04	0.07	0.11
4.501 - 5.000	0.02	0.01	0.02	0.36	-	-		0.41	691	4.059	261,798	0.04	0.10	0.24	0.24
5.001 - 5.500	0.07	0.12	0.32	2.60	0.22	-		3.33	675	4.777	278,797	0.17	0.43	2.12	2.38
5.501 - 6.000	0.10	0.53	0.89	9.58	1.29	0.23		12.77	657	5.205	254,010	0.81	2.49	6.88	7.54
6.001 - 6.500	0.20	0.50	1.44	13.14	3.50	0.71		19.56	641	5.533	224,245	0.77	6.43	9.22	10.19
6.501 - 7.000	0.35	0.75	1.19	13.62	5.06	1.41		22.55	630	5.808	204,005	0.80	9.01	8.72	9.63
7.001 - 7.500	0.14	0.31	1.02	7.18	4.91	1.31		14.91	615	5.977	186,270	0.65	5.92	3.23	4.71
7.501 - 8.000	0.06	0.26	1.00	4.80	5.43	1.53		13.21	603	6.062	173,150	0.59	5.90	1.69	2.27
8.001 - 8.500	-	0.04	0.29	1.56	3.02	0.92		5.83	605	6.341	137,012	0.13	2.82	0.46	1.11
8.501 - 9.000	0.01	0.03	0.13	1.12	2.50	0.48		4.31	587	6.378	115,652	0.09	1.71	0.21	0.86
9.001 - 9.500	0.01	0.01	0.04	0.34	0.76	0.34		1.50	588	6.589	94,741	0.02	0.55	0.06	0.36
9.501 - 10.000	0.03	0.02	0.05	0.21	0.56	0.21		1.07	580	6.481	86,262	0.01	0.46	0.05	0.27
10.001 - 10.500	0.01	-	0.05	0.06	0.12	0.01		0.24	563	6.776	71,995	-	0.07	-	0.09
10.501 - 11.000	-	-	0.02	0.01	0.05	0.01		0.10	564	7.084	67,609	-	0.02	-	0.04
11.001 - 11.500	-	-	0.01	0.02	-	-		0.04	524	6.978	72,338	-	0.01	-	0.01
11.501 >=	-	-	-	0.01	-	-		0.01	522	-	73,177	-	0.01	-	-
Total:	1.00	2.58	6.43	54.73	27.47	7.15		100.00	627	5.762	188,021	4.08	35.98	32.97	39.83

Deal Name: Ace2005-HE3

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been f

	aggregate pool	group: ___1___	group: ___2___
gross WAC (%)	7.209%	7.467%	6.902%
wtd avg FICO	630	617	644
FICO < 600 (%)	30.48%	38.03%	21.54%
FICO 600-650 (%)	33.84%	35.20%	32.22%
wtd avg LTV (%)	82.07%	81.72%	82.47%
LTV = 80 (%)	37.11%	25.69%	50.64%
LTV > 80.01 (%) (include only 2nd liens in pool)	99.88%	100.00%	99.71%
LTV 95.01 -100 (%)	8.50%	9.45%	7.38%
Full Doc (%)	60.53%	65.11%	55.11%
Stated Doc (%)	35.45%	30.37%	41.47%
purch (%)	53.60%	39.00%	70.89%
CO refi (%)	40.84%	53.29%	26.09%
Own Occ (%)	90.47%	84.71%	97.29%
Prepay Penalty (%)	79.39%	76.85%	82.41%
wtd avg DTI (%)	39.23%	38.04%	40.65%
ARM ? (%)	2.65%	2.96%	2.28%
2/28 (%)	77.23%	74.94%	79.95%
3/27 (%)	4.77%	4.89%	4.62%
1st Lien (%)	92.79%	92.12%	93.58%
Avg Loan Balance	159381	121389	253244
# of Loans	6844	4872	1972
Loan Bal < $100k (%)	14.45%	22.48%	4.93%
Mtg Rates > 12% (%)	0.06%	0.08%	0.02%
Manuf Housing (%)	0.00%	0.00%	0.00%
(%) & largest state code	CA(38.54%)	CA(23.47%)	CA(56.39%)
silent 2nd (%)	36.95%	25.11%	50.97%
IO loans (%)	30.59%	16.30%	47.51%
5yr IO (%)	26.48%	13.56%	41.78%
2 yr IO (%)	3.50%	2.39%	4.82%
IO: FICO	654	640	660
IO LTV (%)	81.34%	81.63%	81.23%
IO DTI (%)	41.91%	40.63%	42.43%
IO full doc (%)	64.17%	76.01%	59.36%
IO: purch (%)	67.09%	38.25%	78.80%

ormatted in column B, C, D, E)

al Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s),
's legal, tax, financial and/or accounting advisors for the purposes
ctus supplement (the "Final Prospectus") related to the securities
bed herein, particularly with respect to the risk and special considerations
change. Any information contained herein will be more fully described
ontained in the material is based on sources the Underwriter(s) believe(s)
ıld not be viewed as projections, forecasts, predictions, or opinions
THING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION
:s or perform for or solicit investment banking services from, any company

ace2005-HE3 Loans w/ Sim. Seconds

10. FICO Score at Origination

FICO Score at Origination	Number of Mortgage Loans
500 - 524	23
525 - 549	49
550 - 574	84
575 - 599	344
600 - 624	411
625 - 649	371
650 - 674	359
675 - 699	253
700 - 724	138
725 - 749	80
750 - 774	47
775 - 799	14
800 - 824	2
Total:	**2,175**

11. State

State	Number of Mortgage Loans
California	528
Colorado	151
Florida	144
Texas	211
Arizona	133
Washington	96
Georgia	73
Oregon	66
Illinois	64
Michigan	71
Ohio	62
Utah	48
Missouri	66
Nevada	26
North Carolina	45
Minnesota	26
New Jersey	18

Tennessee	37
Idaho	32
Hawaii	11
Mississippi	32
Wisconsin	23
Kentucky	25
Virginia	14
New Mexico	14
Maryland	10
New York	6
Massachusetts	8
Indiana	21
South Carolina	15
Rhode Island	7
Alabama	15
Oklahoma	17
Louisiana	12
Pennsylvania	9
District of Columbia	2
New Hampshire	2
Kansas	7
Connecticut	4
Arkansas	6
Iowa	6
West Virginia	4
Maine	2
Montana	2
Nebraska	2
Wyoming	1
Delaware	1
Total:	**2,175**

13. Documentation Type

Documentation Type	**Number of Mortgage Loans**
Full	1,542
Stated Documentation	599
Limited	34
Total:	**2,175**

24. DTI Back

DTI Back	Number of Mortgage Loans
0.01 - 5.00	5
5.01 - 10.00	14
10.01 - 15.00	22
15.01 - 20.00	26
20.01 - 25.00	81
25.01 - 30.00	152
30.01 - 35.00	257
35.01 - 40.00	337
40.01 - 45.00	505
45.01 - 50.00	564
50.01 - 55.00	212
Total:	**2,175**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1,966,853	0.49	8.926	514	78.58
6,059,818	1.50	8.299	540	82.51
8,781,031	2.18	8.478	563	84.98
47,105,824	11.69	7.206	589	79.90
65,024,165	16.13	6.676	611	80.30
69,470,901	17.23	6.643	637	80.14
77,555,538	19.24	6.482	661	79.93
57,870,517	14.36	6.323	685	79.94
34,992,012	8.68	6.401	710	80.47
18,827,344	4.67	6.152	736	79.79
10,728,374	2.66	6.105	761	80.23
4,087,404	1.01	5.973	785	80.15
627,363	0.16	5.900	802	80.00
403,097,143	**100.00**	**6.647**	**651**	**80.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
168,150,089	41.71	6.293	671	79.83
26,780,376	6.64	6.415	643	79.94
24,379,101	6.05	6.757	644	80.44
24,215,675	6.01	7.087	626	80.48
20,309,036	5.04	6.868	637	80.15
17,193,394	4.27	6.421	650	80.03
10,810,469	2.68	6.998	628	79.49
10,199,587	2.53	6.494	641	79.97
9,749,466	2.42	6.767	638	80.69
8,195,970	2.03	7.572	621	81.67
7,013,119	1.74	7.031	633	81.01
6,887,028	1.71	6.542	659	79.89
6,081,654	1.51	8.105	605	81.23
6,068,234	1.51	6.599	670	80.82
5,827,940	1.45	7.007	630	81.37
4,719,652	1.17	7.063	646	82.64
4,555,953	1.13	6.881	685	80.53

3,892,178	0.97	7.516	613	82.40
3,434,599	0.85	6.826	625	79.89
2,862,367	0.71	6.171	651	80.00
2,732,717	0.68	7.820	598	80.43
2,526,507	0.63	7.378	620	80.51
2,520,665	0.63	6.974	621	79.75
2,060,935	0.51	7.536	619	80.29
2,005,629	0.50	6.908	633	80.31
1,955,614	0.49	6.643	637	79.89
1,904,656	0.47	6.918	655	80.59
1,863,011	0.46	6.627	644	80.00
1,821,479	0.45	7.282	632	79.98
1,569,026	0.39	7.387	602	81.11
1,508,438	0.37	7.427	649	80.00
1,288,242	0.32	8.218	610	83.35
1,203,691	0.30	7.327	621	78.69
1,090,889	0.27	7.675	617	82.46
763,389	0.19	7.368	602	81.64
725,681	0.18	6.656	694	80.00
687,200	0.17	7.434	632	80.00
663,301	0.16	9.204	591	83.83
583,806	0.14	7.704	664	90.00
494,053	0.12	8.309	613	83.41
449,004	0.11	9.227	582	82.00
334,534	0.08	8.324	629	83.58
303,710	0.08	6.227	710	80.00
249,900	0.06	6.564	623	82.55
203,799	0.05	8.935	606	85.00
136,577	0.03	6.000	636	79.98
124,800	0.03	7.188	602	80.00
403,097,143	**100.00**	**6.647**	**651**	**80.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
260,500,037	64.62	6.567	638	80.25
135,505,426	33.62	6.821	676	80.16
7,091,680	1.76	6.257	647	80.27
403,097,143	**100.00**	**6.647**	**651**	**80.22**

Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
932,733	0.23	6.615	656	80.34
2,491,044	0.62	6.628	641	79.69
3,553,906	0.88	6.885	642	80.40
3,062,619	0.76	7.159	650	81.46
11,352,260	2.82	7.194	634	80.93
25,121,672	6.23	6.740	646	80.50
42,177,569	10.46	6.730	647	80.27
62,342,182	15.47	6.731	650	80.54
95,231,747	23.63	6.639	651	80.27
113,277,023	28.10	6.608	656	79.91
43,554,387	10.80	6.316	655	79.97
403,097,143	**100.00**	**6.647**	**651**	**80.22**

Deal Name: ACE 2005-HE3

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
Aggregate	6,844	1,090,805,196.69	159,381.24	100.00	7.209	349	630	76.32	82.04	39.23	60.53	90.47	70.38	30.59	40.84
0-$10k	1	9,981.70	9,981.70	0.00%	8.500	177.00	661	5.26	84.21	22.09	100.00	100.00	100.00	-	100.00
10-20k	51	926,364.85	18,164.02	0.08%	10.567	240.00	626	20.80	98.86	40.85	83.65	100.00	77.62	-	10.03
20-30k	340	8,799,563.46	25,881.07	0.81%	10.121	247.00	645	23.00	98.47	39.63	85.60	97.65	68.14	-	10.46
30-40k	359	12,639,834.21	35,208.45	1.16%	9.934	270.00	640	30.53	95.73	40.19	80.94	92.98	68.80	-	19.05
40-50k	313	14,168,039.21	45,265.30	1.30%	9.443	298.00	623	47.65	89.59	38.12	77.40	84.07	75.15	-	25.21
FICO															
NA	-														
<=600	2,135	340,828,865.84	159,638.81	31.25%	7.543	357.00	564	77.71	78.74	38.44	67.06	94.90	75.63	11.07	59.40
601-619	981	140,681,768.34	143,406.49	12.90%	7.204	349.00	610	77.29	82.98	39.45	75.54	94.35	74.34	33.75	44.54
620-639	898	134,596,101.69	149,884.30	12.34%	7.214	347.00	630	76.94	83.75	39.54	63.40	91.86	70.11	35.94	41.95
640-659	900	144,090,333.56	160,100.37	13.21%	7.096	347.00	649	75.76	83.13	39.84	55.82	87.48	69.34	40.42	33.28
660 - 679	697	119,056,136.74	170,812.25	10.91%	6.993	344.00	669	75.13	83.32	39.00	51.48	87.85	63.25	41.41	30.48
680-699	507	84,161,107.88	165,998.24	7.72%	6.954	341.00	688	73.57	84.51	40.89	53.30	84.85	65.37	44.37	21.67
700-719	331	56,537,167.66	170,807.15	5.18%	6.914	343.00	708	74.43	84.43	38.92	42.05	81.76	61.02	41.44	19.92
720+	395	70,853,714.98	179,376.49	6.50%	6.724	344.00	746	74.41	83.59	39.41	42.06	82.93	65.31	44.85	14.29
LTV															
85.01-90	1,024	179,863,937.42	175,648.38	16.49%	7.536	358.00	634	89.22	89.67	37.40	60.64	73.06	66.96	19.74	39.33
90.01-95	329	56,980,206.39	173,192.12	5.22%	7.510	355.00	641	91.48	94.46	38.23	61.47	97.68	73.53	25.34	43.82
95.01-100	1,526	92,749,349.11	60,779.39	8.50%	9.637	259.00	658	35.38	99.94	41.52	71.89	99.92	70.44	6.42	12.77
Cash Out	2,316	445,430,819.28	192,327.64	40.84%	7.113	355.00	606	76.88	78.62	38.33	57.66	91.64	75.66	22.05	100.00
2-4 family	404	85,411,057.48	211,413.51	7.83%	7.346	352.00	652	78.67	82.26	36.88	47.53	61.17	-	15.27	38.42
investment & 2nd home	681	103,953,090.94	152,647.71	9.53%	7.686	358.00	655	83.20	83.23	32.82	58.46	-	51.39	8.25	35.82
Stated Doc	2,013	386,724,326.29	192,113.43	35.45%	7.351	351.00	643	76.30	80.90	39.42	-	89.22	69.86	28.20	42.04
Lite Doc	238	42,004,182.24	176,488.16	3.85%	6.830	355.00	614	79.38	80.64	38.42	-	97.61	69.73	23.63	60.00
IO	1,307	333,654,219.14	255,282.49	30.59%	6.495	359.00	654	81.34	81.28	41.91	64.17	97.43	72.65	100.00	29.43
Silent Seconds	2,175	403,097,142.89	185,332.02	36.95%	6.647	359.00	651	80.22	80.22	41.28	64.62	96.75	67.55	54.90	10.39

LTV:	Fixed $	Fixed %	2/28 $	2/28 %	3/27 $	3/27 %	5/25 $	5/25 %	Other ARM $	Other ARM %
Below 70.01	26,343,827	15.73%	73,971,390	8.78%	4,974,621	9.56%	2,188,567	8.02%	0	0.00%
70.01 to 75	9,092,747	5.43%	58,325,859	6.92%	1,958,776	3.77%	1,933,442	7.09%	0	0.00%
75.01 to 80	27,936,743	16.68%	408,460,640	48.49%	30,808,227	59.23%	14,889,317	54.58%	934,000	58.04%
80.01 to 85	9,496,989	5.67%	81,009,508	9.62%	6,157,898	11.84%	2,436,252	8.93%	292,900	18.20%
85.01 to 90	10,216,014	6.10%	160,083,019	19.00%	4,902,144	9.43%	4,662,762	17.09%	0	0.00%
90.01 to 95	7,907,866	4.72%	45,656,971	5.42%	2,028,513	3.90%	1,004,418	3.68%	382,439	23.76%
95.01 to 100	76,483,354	45.67%	14,920,927	1.77%	1,180,067	2.27%	165,000	0.60%	0	0.00%
100.01 plus										
FICO										
below 550	8,326,489	4.97%	92,188,812	10.94%	3,352,405	6.45%	749,106	2.75%	0	0.00%
550 to 574	7,884,657	4.71%	79,964,106	9.49%	2,678,305	5.15%	794,669	2.91%	0	0.00%
575 to 599	15,683,820	9.36%	123,376,483	14.65%	4,941,547	9.50%	734,866	2.69%	153,600	9.54%
600 to 624	29,703,081	17.74%	137,976,788	16.38%	6,884,557	13.24%	4,331,629	15.88%	0	0.00%
625 to 649	28,492,075	17.01%	135,487,196	16.08%	12,193,471	23.44%	5,148,028	18.87%	532,900	33.11%
650 to 674	28,931,156	17.27%	113,412,792	13.46%	8,007,759	15.40%	6,356,736	23.30%	812,839	50.51%
675 to 699	22,282,065	13.30%	75,075,341	8.91%	5,589,344	10.75%	6,550,893	24.01%	0	0.00%
700 plus	26,174,197	15.63%	84,946,797	10.08%	8,362,857	16.08%	2,613,830	9.58%	110,000	6.84%
Property Type:										
Single-Family	119,508,569	71.36%	594,144,947	70.53%	36,190,103	69.58%	16,659,943	61.07%	1,226,900	76.24%
PUD	23,819,141	14.22%	127,294,964	15.11%	8,521,698	16.38%	4,492,962	16.47%	0	0.00%
Condo.	12,011,698	7.17%	55,884,930	6.63%	3,244,100	6.24%	2,080,913	7.63%	0	0.00%
2-4 Family Det.	12,138,132	7.25%	64,790,203	7.69%	4,054,346	7.80%	4,045,939	14.83%	382,439	23.76%
Town House			313,271	0.04%						
Purpose:										
Purchase	89,774,621	53.60%	453,306,451	53.81%	28,150,506	54.12%	12,686,209	46.50%	780,400	48.49%
Refinance rate/term	14,466,021	8.64%	42,374,806	5.03%	1,619,726	3.11%	2,060,036	7.55%	153,600	9.54%
Cash Out Refi (COF) Below 70.01 LTV	21,240,764	12.68%	62,514,131	7.42%	4,029,724	7.75%	1,715,580	6.29%	0	0.00%
COF with LTV 70.01 to 75	6,131,444	3.66%	45,344,632	5.38%	1,888,482	3.63%	1,082,646	3.97%	0	0.00%
COF with LTV 75.01 to 80	12,067,715	7.21%	104,914,120	12.45%	8,920,491	17.15%	4,619,758	16.93%	0	0.00%
COF with LTV 80.01 to 85	6,302,626	3.76%	51,028,322	6.06%	3,845,332	7.39%	1,934,911	7.09%	292,900	18.20%
COF with LTV '85.01 to 90	5,200,733	3.11%	60,740,609	7.21%	1,804,498	3.47%	3,001,272	11.00%	0	0.00%
COF with LTV '90.01 to 95	3,432,674	2.05%	19,425,289	2.31%	1,548,820	2.98%	179,345	0.66%	382,439	23.76%
COF with LTV 95.01 to 100	8,858,941	5.29%	2,779,953	0.33%	202,666	0.39%	0	0.00%	0	0.00%
COF with LTV 100.01 plus										
Occupancy Status:										
Owner Occupied	159,356,485	95.15%	754,713,659	89.59%	47,830,604	91.96%	23,342,019	85.57%	1,609,339	100.00%
Investment	7,858,354	4.69%	83,812,598	9.95%	4,179,642	8.04%	3,937,739	14.43%	0	0.00%
2nd Home	262,701	0.16%	3,902,058	0.46%	0	0.00%	0	0.00%	0	0.00%
Loan Balance										
Below 50,000	29,509,022	17.62%	6,958,810	0.83%	75,951	0.15%	0	0.00%	0	0.00%
50,000.01 to 100,000	48,481,440	28.95%	69,076,294	8.20%	3,222,528	6.20%	875,477	3.21%	0	0.00%
100,000.01 to 150,000	36,988,409	22.09%	126,126,461	14.97%	9,955,311	19.14%	4,205,852	15.42%	232,400	14.44%
150,000.01 to 200,000	14,803,828	8.84%	124,959,828	14.83%	8,659,632	16.65%	4,796,929	17.58%	153,600	9.54%
200,000.01 to 400,000	25,897,174	15.46%	340,435,704	40.41%	20,542,130	39.50%	12,904,902	47.31%	1,223,339	76.01%
400,000.01 to 500,000	5,832,688	3.48%	94,324,599	11.20%	6,639,819	12.77%	1,403,131	5.14%	0	0.00%
500,000.01 to 600,000	3,263,158	1.95%	53,250,962	6.32%	1,656,370	3.18%	535,538	1.96%	0	0.00%
600,000.01 to 1,000,000	1,559,986	0.93%	27,295,657	3.24%	1,258,506	2.42%	2,557,929	9.38%	0	0.00%
1,000,000.01 and above	1,141,835	0.68%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Loan Term										
>30 Years										
30 Years	107,279,481	64.06%	842,428,315	100.00%	52,010,245	100.00%	27,279,758	100.00%	1,609,339	100.00%
20 Years	3,456,658	2.06%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
15 Years	56,641,935	33.82%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Other	99,465	0.06%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Documentation Type										
Full Documentation	104,370,955	62.32%	497,846,663	59.10%	35,930,549	69.08%	21,595,591	79.16%	568,900	35.35%
Limited Documentation	8,629,584	5.15%	29,934,359	3.55%	3,440,239	6.61%	0	0.00%	0	0.00%
No Documnentation	963,386	0.58%	492,644	0.06%	0	0.00%	0	0.00%	308,000	19.14%
Stated Docs with LTV below 70	12,235,850	7.31%	33,399,026	3.96%	1,705,634	3.28%	106,000	0.39%	0	0.00%
Stated Docs with LTV 70.01 to 75	3,046,855	1.82%	27,877,823	3.31%	127,900	0.25%	618,034	2.27%	0	0.00%
Stated Docs with LTV 75.01 to 80	9,973,155	5.95%	150,850,729	17.91%	7,933,632	15.25%	3,233,807	11.85%	350,000	21.75%
Stated Docs with LTV 80.01 to 85	1,205,094	0.72%	27,438,223	3.26%	830,797	1.60%	934,618	3.43%	0	0.00%
Stated Docs with LTV 85.01 to 90	3,695,423	2.21%	56,238,896	6.68%	1,704,438	3.28%	449,707	1.65%	0	0.00%
Stated Docs with LTV 90.01 to 95	1,583,054	0.95%	15,365,280	1.82%	142,321	0.27%	342,000	1.25%	382,439	23.76%
Stated Docs with LTV 95.01 to 100	21,774,185	13.00%	2,984,672	0.35%	194,736	0.37%	0	0.00%	0	0.00%
Stated Docs with LTV above 100.01										
Lien Status										
1st Lien	88,789,219	53.02%	842,428,315	100.00%	52,010,245	100.00%	27,279,758	100.00%	1,609,339	100.00%
Second Liens with LTV below 85	150,502	0.09%								
Second Liens with LTV 85.01 to 90	1,195,440	0.71%								
Second Liens with LTV 90.01 to 95	2,304,790	1.38%								
Second Liens with LTV 95.01 to 100	75,037,588	44.80%								
Second Liens with LTV above 100.01										
Interest Only										
% of Mortgage Type	1,603,865	100.00%	291,867,574	100.00%	26,250,798	100.00%	12,815,083	100.00%	1,116,900	100.00%
Ave. FICO	671		653		659		667		637	
Ave. LTV	75.95		81.58		80.03		79.35		81.22	
% Stated Docs	0.21		30.18		1.56		0.65		0.07	
% Full Docs	*0.27*		*54.48*		*6.06*		*3.19*		*0.17*	

MH Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
Ave. LTV	
% Full Docs	

Silent Seconds Stratification:	
Total Balance	403,097,142.89
% Pool Balance	36.95
Ave. FICO	651
Ave. LTV	80.22
% Full Docs	64.62

2nd Lien Stratification:	
Total Balance	78,688,320.59
% Pool Balance	7.21
Ave. FICO	662
% Full Docs	70.51

LTV Above 90 Stratification:	
Total Balance	149,729,555.50
% Pool Balance	13.73
Ave. FICO	652
Ave. LTV	97.94
% Full Docs	67.92

Deal Info	
Deal Name	ace2005-HE3
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	
Trustee:	
Lead Manager(s)	
Month:	
To Roll	25
Remaining Term	349
Remaining IO Term	55
% Interest Only	30.59

Cells in red font are calculations and should be left alone.
Please put averages in gray cells at the bottom of each bucket.

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name	Originator (s):	%	Name	% IO
1			1	44.11%	FINANCE AMERICA	11.96
2			2	21.13%	OWNIT	64.84
3			3	16.78%	NEW CENTURY	18.35
4			4			
5			5			
6			6			
7			7			
8			8			
9			9			
10			10			

Please fill out complete list of servicers and originators even if it is greater then ten

FICO BUCKET															
FICO	Deal Size			WA Loan Balance	Collateral Characteristics										
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%	
NA			0.00%												
=<500	5	821,531	0.08%	183,740	7.266	500	66.90	42.91	-	-	42.34	75.90	-	-	
>500 =<520	150	25,276,157	2.32%	241,362	7.936	512.7444	72.38	39.45	3.92	9.62	83.87	55.03	-	-	
>520 =<540	276	46,882,810	4.30%	251,100	7.829	531.2142	75.71	37.80	4.48	10.48	76.29	63.99	0.91	-	
>540 =<560	387	67,390,928	6.18%	254,276	7.547	551.0865	77.97	38.40	2.89	9.58	71.46	63.34	4.09	-	
>560 =<580	491	81,584,065	7.48%	252,729	7.423	571.2914	78.73	38.49	8.08	6.19	61.49	63.14	9.08	-	
>580 =<600	826	118,873,375	10.90%	226,577	7.429	590.385	81.82	38.44	4.85	7.18	39.38	75.57	22.82	-	
>600 =<620	1,024	147,327,141	13.51%	243,205	7.192	610.236	83.00	39.44	5.52	9.44	44.66	74.93	33.58	-	
>620 =<640	911	137,013,092	12.56%	252,424	7.217	630.6944	83.61	39.41	8.19	14.86	41.27	63.33	36.04	0.21	
>640 =<660	886	141,264,243	12.95%	257,684	7.095	649.9765	83.18	40.02	13.05	16.86	32.86	55.50	41.02	-	
>660 =<680	683	117,370,864	10.76%	285,517	6.983	669.7417	83.51	39.16	11.61	20.57	30.38	50.85	41.84	0.29	
>680 =<700	506	84,793,311	7.77%	263,207	6.983	689.5795	84.68	40.76	16.82	23.39	20.58	52.26	43.86	-	
>700 =<750	554	95,886,861	8.79%	288,106	6.816	719.9183	83.85	39.29	16.21	22.69	19.92	40.42	42.56	0.40	
>750	145	26,320,819	2.41%	303,619	6.698	769.1798	84.50	38.29	20.32	29.43	7.62	50.98	45.71	0.40	
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59	0.10	

FICO Mean: 628.16 Median: 626 Standard Deviation: 5.97

LTV BUCKET															
LTV	Deal Size			WA Loan Balance	Collateral Characteristics										
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only	MI%	
=<50	115	16,481,872	1.51%	204,791	6.820	595.4332	41.85	35.47	10.70	17.40	83.34	49.71	5.31	-	
>50 =<55	53	9,868,234	0.90%	310,791	6.541	623.9157	52.77	31.60	10.64	8.90	89.02	42.60	7.71	-	
>55 =<60	77	15,832,639	1.45%	270,635	6.780	586.1785	58.02	37.92	6.05	13.73	88.73	44.03	9.39	-	
>60 =<65	149	26,142,977	2.40%	265,058	6.883	588.9146	63.50	35.76	7.25	18.95	87.06	46.21	10.08	-	
>65 =<70	219	39,152,683	3.59%	292,694	6.917	596.7077	68.85	37.56	8.57	10.84	77.06	53.59	15.49	-	
>70 =<75	353	71,310,823	6.54%	303,405	6.976	596.9831	73.98	37.38	12.31	12.92	76.35	51.86	19.05	-	
>75 =<80	2,427	483,028,928	44.28%	272,091	6.658	639.2458	79.81	40.90	3.78	12.66	27.02	61.51	48.83	-	
>80 =<85	572	99,393,548	9.11%	257,495	7.417	600.2218	84.55	37.32	18.16	16.45	63.79	63.40	16.58	0.29	
>85 =<90	1,024	179,863,937	16.49%	278,619	7.536	634.3777	89.73	37.40	26.94	20.77	39.33	60.64	19.74	0.21	
>90 =<95	329	56,980,206	5.22%	250,719	7.510	640.7223	94.68	38.23	2.32	13.98	43.82	61.47	25.34	0.79	
>95 <100	1,526	92,749,349	8.50%	94,918	9.637	658.4559	99.94	41.52	0.08	12.70	12.77	71.89	6.42	-	
=>100			0.00%												
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59	0.10	

LTV Mean: 84.76 Median 82 Standard Deviation: 11.99 LTV =80: 37.11 % Silent Seconds: 36.95

DTI BUCKET													
DTI	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	374	52,947,007	4.85%	251,407	7.270	636.4044	80.01	13.75	31.67	20.07	43.77	64.13	16.04
>20 =<25	366	48,670,338	4.46%	223,440	7.450	615.8813	80.89	23.16	24.22	14.59	49.49	67.57	16.07
>25 =<30	536	79,594,028	7.30%	234,579	7.234	627.4097	81.66	27.96	17.75	18.08	46.06	63.44	19.46
>30 =<35	923	143,924,502	13.19%	259,180	7.246	623.2421	81.64	33.05	11.33	13.64	45.89	62.30	25.07
>35 =<40	1,151	192,865,690	17.68%	266,321	7.231	627.3324	82.14	38.00	6.64	15.25	42.99	55.31	26.28
>40 =<45	1,450	244,013,131	22.37%	263,751	7.224	626.7158	82.28	42.76	6.12	11.93	41.16	56.46	30.27
>45 =<50	1,453	239,112,791	21.92%	261,856	7.171	638.9285	82.96	47.94	5.52	15.90	32.62	55.19	39.65
>50 =<55	588	89,329,179	8.19%	251,159	6.963	632.357	81.83	52.58	4.49	11.91	38.08	85.70	51.86
>55 =<60	3	348,531	0.03%	129,902	8.519	588.566	85.79	56.11	-	-	30.05	100.00	21.23
>60			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

DTI Mean: 38.81 Median: 40.6 Standard Deviation: 10

PURPOSE BUCKET													
Purpose	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Purchase	4,164	584,698,188	53.60%	239,113	7.303	648.7562	84.85	40.08	10.35	16.80		61.85	38.28
Refi (Cash out)	2,316	445,430,819	40.84%	282,972	7.113	605.9597	78.63	38.33	8.36	12.19	100.00	57.66	22.05
Refi (no Cash)			0.00%										
Refi (Rate Term)	364	60,676,190	5.56%	249,251	7.002	617.3069	80.45	37.62	10.20	10.61		68.96	19.14
Consolidation			0.00%										
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

OCCUPANCY BUCKET													
Occ Type	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	6,163	986,852,106	90.47%	258,751	7.158	626.8058	81.94	39.90		11.83	41.36	60.75	32.94
Investment	652	99,788,332	9.15%	249,295	7.683	655.9519	83.38	32.48	100.00	41.93	35.32	59.15	7.76
2nd / Vacation	29	4,164,759	0.38%	180,300	7.745	642.1905	80.10	40.99	100.00	9.70	47.86	41.98	19.81
Rental			0.00%										
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

DOCUMENTATION BUCKET													
Doc Type	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	4,584	660,312,658	60.53%	239,677	7.152	622.5652	82.84	39.24	9.20	12.19	38.90	100.00	32.43
Alternative			0.00%										
Limited	238	42,004,182	3.85%	276,871	6.830	613.9513	80.64	38.42	2.39	16.02	60.00		23.63
Stated	2,013	386,724,326	35.45%	286,184	7.351	642.8713	80.95	39.42	10.78	18.46	42.04		28.20
No Ratio			0.00%										
NINA			0.00%										
No Doc	9	1,764,030	0.16%	232,820	5.963	683.2808	70.02	0.13	27.50	18.12	45.79	-	32.77
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

PROPERTY BUCKET													
Property Type	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	4,939	767,730,462	70.38%	249,361	7.198	625.8303	81.80	39.22	6.96		43.89	60.83	31.57
PUD	1,027	164,128,765	15.05%	266,883	7.190	624.9733	82.79	40.12	5.05		32.98	68.73	30.19
2-4 Unit	404	85,411,057	7.83%	324,449	7.346	652.3732	82.26	36.88	38.83	100.00	38.42	47.53	15.27
Townhouse	1	313,271	0.03%	313,271	7.575	629	95.00	28.27	-	100.00	-	-	-
Condo	473	73,221,641	6.71%	244,758	7.202	651.9044	82.93	40.19	12.40	100.00	29.34	54.49	39.12
MH			0.00%										
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

PRINCIPAL BUCKET													
UPB	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	1,064	36,543,783	3.35%	36,648	9.804	634.3319	94.08	39.27	9.17	9.79	19.16	80.76	-
>50 =<75	821	50,925,929	4.67%	62,886	8.808	627.8219	87.76	36.79	16.74	14.29	24.49	69.99	3.15
>75 =<100	804	70,729,811	6.48%	88,597	8.140	625.6669	85.77	38.30	9.27	11.20	25.11	69.68	7.75
>100 =<125	789	88,877,874	8.15%	113,078	7.640	624.559	83.69	38.16	8.59	9.70	30.81	71.28	14.69
>125 =<150	647	88,630,559	8.13%	137,353	7.266	620.0949	81.76	39.02	7.38	10.69	36.55	71.55	21.01
>150 =<200	885	153,373,817	14.06%	174,547	7.078	619.7475	80.19	38.72	11.13	12.70	47.62	64.62	25.70
>200 =<250	568	127,124,071	11.65%	224,729	6.967	627.1255	79.95	39.49	10.61	15.64	44.82	56.60	31.82
>250 =<300	380	103,927,826	9.53%	274,266	6.811	632.6722	80.27	40.02	9.20	16.71	48.69	51.16	39.81
>300 =<350	256	83,130,376	7.62%	325,344	6.825	632.2794	80.78	40.61	8.60	18.38	43.11	48.64	38.49
>350 =<400	232	86,820,975	7.96%	374,847	6.567	639.6322	81.17	41.06	7.24	16.36	38.10	48.77	50.04
>400 =<450	135	57,594,762	5.28%	427,186	6.723	636.9271	83.05	39.15	11.22	16.46	53.38	62.05	51.82
>450 =<500	106	50,605,475	4.64%	477,867	6.636	642.1086	80.71	40.85	3.83	12.21	48.01	48.76	58.38
>500 =<600	108	58,706,027	5.38%	545,121	6.597	641.4377	80.71	38.73	8.19	20.52	41.13	54.57	47.93
>600 =<700	33	21,399,431	1.96%	649,590	6.630	630.6622	80.36	39.45	18.04	23.94	48.51	66.93	38.86
=>700	16	12,414,480	1.14%	791,143	7.138	633.6953	77.81	34.51	5.80	24.41	75.05	42.79	19.05
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

*In $1,000

Min 9,982 Max 1,141,835

State Concentration Bucket *													
State*	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
California	1,765	420,397,815	38.54%	332,744	6.867	644.0245	80.86	40.33	6.46	16.68	43.57	52.53	50.64
Florida	560	82,595,394	7.57%	217,915	7.387	622.2239	81.86	38.33	11.68	15.83	39.62	54.61	10.40
Arizona	366	50,530,207	4.63%	204,193	7.266	620.6868	82.83	38.42	8.70	4.51	39.04	78.21	23.79
Texas	517	49,164,623	4.51%	141,320	7.758	614.3582	83.29	37.87	6.87	2.78	14.25	65.59	8.93
Illinois	276	46,939,491	4.30%	240,477	7.404	618.5745	83.15	37.89	14.44	27.96	49.57	57.49	5.35
Colorado	337	44,653,179	4.09%	203,972	7.090	627.9238	83.24	41.19	5.94	9.56	34.42	85.93	46.38
Washington	240	34,432,174	3.16%	211,730	6.977	639.8529	83.25	41.99	8.94	8.87	28.32	76.59	43.64
New Jersey	116	25,931,494	2.38%	300,997	7.465	630.1463	80.24	38.76	18.18	40.29	50.50	38.85	8.73
Nevada	124	25,613,699	2.35%	279,547	7.068	620.7991	81.51	40.30	11.64	12.82	45.68	59.99	29.98
Georgia	214	23,906,363	2.19%	160,193	7.637	619.1711	83.65	38.74	10.92	0.55	38.29	73.69	31.93
Oregon	179	22,842,796	2.09%	183,657	7.078	634.0057	83.28	40.14	5.64	4.37	42.06	78.05	26.61
Ohio	221	22,161,637	2.03%	150,643	7.552	627.5592	87.82	38.42	9.82	5.94	35.78	81.35	23.83
New York	68	20,868,535	1.91%	401,180	7.269	625.3197	80.25	38.17	19.09	42.78	55.48	36.03	7.14
Virginia	111	19,417,752	1.78%	267,972	7.354	601.4122	80.23	37.77	9.55	5.11	69.77	51.93	11.56
Michigan	181	19,046,111	1.75%	150,739	7.792	612.7611	84.01	37.72	11.62	10.81	38.47	64.18	19.83
Other	1,569	182,303,929	16.71%	193,994	7.593	614.6329	83.08	37.44	13.75	12.89	38.66	66.99	11.57
Total:	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

California Breakdown	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	634	151,021,370	35.92%	335,313	6.861	637.1238	82.06	40.11	7.25	10.20	47.34	66.14	52.15
CA South	1,131	269,376,444	64.08%	331,303	6.869	647.8932	80.19	40.45	6.01	20.31	41.46	44.91	49.79
	1,765	420,397,815	100.00%	332,744	6.867	644	80.86	40.33	6.46	16.68	43.57	52.53	50.64

FIXED / FLOATING (ii)

	Deal Size			WA Loan Balance	Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed - 10 Year	1	99,465	0.01%	99,465	8.400	573	80.00	45.96	-	-	-	-	-
Fixed - 15 Year	82	6,164,549	0.57%	108,953	8.024	619.8879	75.02	34.32	8.55	16.15	70.80	57.23	-
Fixed - 20 Year	63	2,667,361	0.24%	61,763	9.228	638.6752	92.45	37.44	-	16.03	24.09	64.80	-
Fixed - 30 Year	1,024	105,675,616	9.69%	199,473	7.810	637.1996	81.14	38.15	7.19	14.18	49.34	58.90	-
Fixed - 30 Year IO	10	1,603,865	0.15%	195,029	6.704	671.3592	75.95	43.43	-	17.05	28.66	55.67	100.00
Balloon - 15/30	876	50,477,386	4.63%	75,895	9.954	665.5143	99.66	40.56	-	14.57	11.06	69.80	-
Balloon - 20/30	18	789,298	0.07%	58,119	9.686	643.0879	99.28	43.71	-	14.69	6.32	93.82	-
ARM - 6 Month	1	382,439	0.04%	382,439	5.600	666	95.00	50.30	-	100.00	100.00	-	-
ARM - 6 Month IO	5	1,116,900	0.10%	247,855	5.518	637.4213	81.22	28.43	-	-	26.22	50.94	100.00
ARM - 1 Year/6 Month	1	110,000	0.01%	110,000	5.000	739	80.00	37.56	-	-	-	-	-
ARM - 2 Year/6 Month	3,260	550,560,741	50.47%	247,405	7.280	609.598	81.13	37.80	14.64	15.55	47.50	57.41	-
ARM - 2 Year/6 Month IO	1,111	291,867,574	26.76%	331,130	6.531	653.1785	81.58	42.02	2.43	12.12	29.21	62.28	100.00
ARM - 3 Year/6 Month	149	25,759,447	2.36%	247,493	6.901	627.1754	80.99	38.05	14.33	17.29	52.07	61.04	-
ARM - 3 Year/6 Month IO	119	26,250,798	2.41%	282,567	6.143	658.5381	80.03	42.27	1.86	10.84	33.62	76.98	100.00
ARM - 5 Year/6 Month	62	14,464,675	1.33%	301,679	6.724	643.1358	81.33	39.25	20.43	20.16	63.29	75.66	-
ARM - 5 Year/6 Month IO	62	12,815,083	1.17%	266,263	6.453	666.6748	79.35	39.67	7.67	25.05	26.36	83.11	100.00
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

	Deal Size			WA Loan Balance	Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
First	5,383	1,012,116,876	92.79%	272,059	6.994	626.9898	80.70	39.06	10.26	14.57	43.04	59.76	32.97
Second	1,461	78,688,321	7.21%	71,440	9.969	662.2151	99.59	41.47	0.09	14.58	12.48	70.51	-
Third			0.00%										
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

PREPAYMENT BUCKET

	Deal Size			WA Loan Balance	Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	1,714	224,802,262	20.61%	243,437	7.773	627.5007	83.39	38.61	14.20	19.80	40.82	55.52	16.71
6 Months	9	1,313,634	0.12%	315,198	7.740	604.2466	91.62	32.46	8.22	4.11	24.67	95.89	-
1 Year	263	61,701,676	5.66%	317,948	7.073	629.7604	81.44	38.30	11.84	17.15	45.78	62.17	36.73
2 Year	3,991	655,241,309	60.07%	257,149	7.126	627.498	82.30	39.67	8.16	12.88	38.37	61.41	34.00
3 Year	867	147,746,316	13.54%	255,335	6.769	641.7644	79.18	38.66	7.54	13.13	49.86	63.30	34.29
5 Year			0.00%										
Other			0.00%										
TOTAL	6,844	1,090,805,197	100.00%	257,586	7.209	630	82.07	39.23	9.53	14.57	40.84	60.53	30.59

INDEX BUCKET

	Deal Size			WA Loan Balance	Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Libor - 6 Month	4,770	923,327,657	100.00%	276,025	6.977	626.6458	81.22	39.31	10.38	14.60	41.39	60.21	35.96
Libor - 1 Year			0.00%										
Treasury - 1 Year			0.00%										
CMT - 1 Year			0.00%										
			0.00%										
			0.00%										

			0.00%										
Other			0.00%										
TOTAL	4,770	923,327,657	100.00%	276,025	6.977	627	81.22	39.31	10.38	14.60	41.39	60.21	35.96

List all reset rates

Deal Coverage

Percentage of the deal based on FICO

FICO	Loan-to-Value (LTV) =<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
NA											
=<500	0.01	0.02	-	0.02	-	0.03	-	-	-	-	-
>500 =<550	0.49	0.40	0.74	0.74	1.59	3.17	1.70	0.66	0.02	-	0.00
>550 =<600	0.70	0.57	0.67	1.23	1.90	7.67	3.31	4.29	0.71	0.05	0.57
>600 =<625	0.35	0.13	0.34	0.48	1.00	7.01	1.29	2.69	1.37	0.21	1.54
>625 =<650	0.30	0.09	0.33	0.49	0.90	7.58	1.25	2.91	1.21	0.14	1.49
>650 =<675	0.21	0.14	0.24	0.35	0.50	7.33	0.73	2.35	1.03	0.09	1.47
>675 =<700	0.15	0.05	0.02	0.10	0.25	5.47	0.51	1.63	0.40	0.11	1.34
>700 =<725	0.05	0.06	0.02	0.15	0.29	3.04	0.22	0.90	0.29	0.02	0.83
>725 =<750	0.13	-	0.04	0.02	0.05	1.63	0.04	0.48	0.19	0.03	0.33
>750 <800	-	-	0.02	0.01	0.05	1.29	0.06	0.57	0.02	0.02	0.28
=>800	0.02	-	-	-	0.01	0.06	-	0.03	-	-	0.00

* This table should be filled out with the percentage of the deal corresponding to each cross LTV and FICO buckets

MI Coverage

Percentage of MI coverage based Loan-to-Value (LTV)

FICO											
NA											
=<500											
>500 =<550											
>550 =<600											
>600 =<625											
>625 =<650	-	-	-	-	-	-	26.11	-	-	-	-
>650 =<675	-	-	-	-	-	-	-	-	30.48	-	-
>675 =<700											
>700 =<725	-	-	-	-	-	-	-	33.93	-	-	-
>725 =<750											
>750 <800	-	-	-	-	-	-	-	-	9.48	-	-
=>800											

* This table should be filled out with the percentage of MI corresponding to each cross LTV and FICO buckets

IO ONLY FICO BUCKET													
	Deal Size			WA Loan Balance	Collateral Characteristics								
Type	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
NA			0.00%										
=<500			0.00%										
>500 =<520			0.00%										
>520 =<540	1	427,500	0.13%	427,500	6.625	536	90.00	54.33	-	-	100.00	100.00	100.00
>540 =<560	12	2,755,502	0.83%	275,285	7.325	550.178	79.12	46.09	-	-	87.25	100.00	20.85
>560 =<580	32	7,406,780	2.22%	294,723	7.108	573.1744	76.58	43.54	-	2.11	54.61	91.07	34.82
>580 =<600	131	27,129,497	8.13%	281,563	6.935	591.4746	81.50	40.61	0.33	4.69	31.77	93.98	25.63
>600 =<620	210	49,465,813	14.83%	306,896	6.582	610.2612	81.94	40.75	2.27	5.30	44.04	85.35	29.04
>620 =<640	204	49,377,540	14.80%	311,308	6.591	630.8188	81.86	41.75	0.63	14.35	35.56	68.22	25.88
>640 =<660	224	57,949,442	17.37%	322,423	6.557	650.2975	81.42	42.47	2.57	10.94	28.19	55.51	22.63
>660 =<680	168	49,109,869	14.72%	358,379	6.330	669.7808	81.18	40.53	2.46	15.37	31.17	55.65	19.77
>680 =<700	132	37,188,495	11.15%	340,851	6.212	689.6645	80.39	43.31	6.13	18.49	15.78	55.52	10.82
>700 =<750	149	40,812,854	12.23%	338,458	6.320	720.9809	81.86	43.06	4.21	15.87	12.92	41.81	16.51
>750	44	12,030,928	3.61%	330,539	6.017	767.9036	81.01	42.54	2.93	27.54	4.85	46.33	9.26
TOTAL	1,307	333,654,219	100.00%	323,884	6.495	654	81.34	41.91	2.57	12.50	29.43	64.17	21.69

IO ONLY PRINCIPAL BUCKET													
UPB	Deal Size			WA Loan Balance	Collateral Characteristics								
	# Loans	Balance	%		WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	LTV =>80
=<50			0.00%										
>50 =<75	24	1,606,072	0.48%	67,577	7.275	611.3562	78.83	41.78	4.08	20.69	26.21	92.56	16.28
>75 =<100	62	5,481,587	1.64%	88,973	7.044	639.5603	82.16	42.01	9.39	16.37	18.00	82.10	20.25
>100 =<500	1,153	287,748,132	86.24%	295,395	6.506	654.0388	81.59	42.13	2.33	12.04	29.00	63.55	21.76
>500 =<600	52	28,137,128	8.43%	542,627	6.303	656.9186	79.57	40.70	-	11.50	31.27	65.77	15.79
>600 =<700	13	8,316,500	2.49%	640,479	6.321	658.5171	79.89	41.48	15.33	31.08	45.74	61.71	38.47
=>700	3	2,364,800	0.71%	793,059	6.284	682.7158	77.86	31.03	-	-	31.29	68.29	31.71
TOTAL	1,307	333,654,219	100.00%	323,884	6.495	654	81.34	41.91	2.57	12.50	29.43	64.17	21.69

*In $1,000

ace2005-HE3 Investment and Secondary Homes

3. Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Fixed - 15 Year	7	526,925	0.51	8.733	649	84.20
Fixed - 30 Year	65	7,594,130	7.31	7.887	680	78.52
ARM - 2 Year/6 Month	540	80,612,726	77.55	7.752	650	83.85
ARM - 2 Year/6 Month IO	33	7,101,930	6.83	7.170	676	84.18
ARM - 3 Year/6 Month	21	3,692,092	3.55	7.360	660	82.75
ARM - 3 Year/6 Month IO	2	487,550	0.47	6.986	658	74.86
ARM - 5 Year/6 Month	10	2,954,939	2.84	7.253	673	80.44
ARM - 5 Year/6 Month IO	3	982,800	0.95	6.741	689	77.72
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

4. IO Terms

IO Terms	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0	643	95,380,811	91.75	7.737	653	83.28
24	1	202,500	0.19	8.800	687	90.00
60	37	8,369,780	8.05	7.069	677	82.73
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

5. Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0.01 - 50,000.00	81	3,301,694	3.18	8.969	622	83.46
50,000.01 - 100,000.00	218	15,131,767	14.56	8.409	647	84.97
100,000.01 - 150,000.00	115	14,180,516	13.64	7.838	649	82.98
150,000.01 - 200,000.00	98	17,077,860	16.43	7.529	652	80.75
200,000.01 - 250,000.00	60	13,491,344	12.98	7.538	654	82.86
250,000.01 - 300,000.00	35	9,559,754	9.20	7.570	664	84.52
300,000.01 - 350,000.00	22	7,145,403	6.87	7.413	674	79.88
350,000.01 - 400,000.00	17	6,281,898	6.04	7.046	672	85.70
400,000.01 - 450,000.00	15	6,459,834	6.21	7.171	683	84.35
450,000.01 - 500,000.00	4	1,936,728	1.86	7.576	647	86.17
500,000.01 - 550,000.00	6	3,063,381	2.95	7.462	674	88.32
550,000.01 - 600,000.00	3	1,742,272	1.68	7.208	650	81.69
600,000.01 - 650,000.00	5	3,204,616	3.08	7.472	662	84.58
650,000.01 - 700,000.00	1	656,460	0.63	6.990	569	74.66
700,000.01 - 750,000.00	1	719,563	0.69	8.495	529	80.00
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

6. Remaining Principal Balance ($)

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0.01 - 50,000.00	82	3,351,620	3.22	8.973	623	83.39
50,000.01 - 100,000.00	217	15,081,840	14.51	8.406	647	84.99
100,000.01 - 150,000.00	115	14,180,516	13.64	7.838	649	82.98
150,000.01 - 200,000.00	98	17,077,860	16.43	7.529	652	80.75

200,000.01 - 250,000.00	60	13,491,344	12.98	7.538	654	82.86
250,000.01 - 300,000.00	35	9,559,754	9.20	7.570	664	84.52
300,000.01 - 350,000.00	22	7,145,403	6.87	7.413	674	79.88
350,000.01 - 400,000.00	17	6,281,898	6.04	7.046	672	85.70
400,000.01 - 450,000.00	15	6,459,834	6.21	7.171	683	84.35
450,000.01 - 500,000.00	4	1,936,728	1.86	7.576	647	86.17
500,000.01 - 550,000.00	6	3,063,381	2.95	7.462	674	88.32
550,000.01 - 600,000.00	3	1,742,272	1.68	7.208	650	81.69
600,000.01 - 650,000.00	5	3,204,616	3.08	7.472	662	84.58
650,000.01 - 700,000.00	1	656,460	0.63	6.990	569	74.66
700,000.01 - 750,000.00	1	719,563	0.69	8.495	529	80.00
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

7. Months Remaining

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
121 - 180	7	526,925	0.51	8.733	649	84.20
301 - 360	674	103,426,166	99.49	7.680	655	83.25
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

8. Mortgage Rate (%)

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
5.000 - 5.499	2	555,338	0.53	5.341	709	62.72
5.500 - 5.999	15	3,443,551	3.31	5.867	670	71.13

6.000 - 6.499	28	6,435,103	6.19	6.303	663	76.83
6.500 - 6.999	72	16,133,316	15.52	6.756	653	79.66
7.000 - 7.499	93	18,267,030	17.57	7.271	662	83.68
7.500 - 7.999	161	25,721,829	24.74	7.776	661	85.34
8.000 - 8.499	89	13,541,808	13.03	8.317	657	86.54
8.500 - 8.999	118	12,316,562	11.85	8.789	641	84.75
9.000 - 9.499	46	3,844,964	3.70	9.296	643	87.01
9.500 - 9.999	42	2,901,731	2.79	9.805	618	87.03
10.000 - 10.499	11	584,856	0.56	10.409	599	86.11
10.500 - 10.999	3	161,984	0.16	10.765	616	87.28
11.000 - 11.499	1	45,019	0.04	11.115	563	85.00
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

9. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
<= 50.00	13	1,763,024	1.70	6.952	624	39.28
50.01 - 55.00	4	1,049,937	1.01	6.829	650	52.29
55.01 - 60.00	6	957,566	0.92	6.905	654	57.95
60.01 - 65.00	14	1,896,530	1.82	7.230	623	64.11
65.01 - 70.00	21	3,355,394	3.23	7.086	637	68.73
70.01 - 75.00	45	8,778,388	8.44	6.967	631	74.01
75.01 - 80.00	122	18,248,128	17.55	7.417	632	79.68
80.01 - 85.00	114	18,050,976	17.36	7.826	643	84.85
85.01 - 90.00	333	48,461,872	46.62	7.970	676	89.86
90.01 - 95.00	8	1,319,575	1.27	8.135	681	94.75
95.01 - 100.00	1	71,701	0.07	9.375	693	100.00
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

10. FICO Score at Origination

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
500 - 524	12	1,176,727	1.13	7.972	516	73.40
525 - 549	19	2,965,484	2.85	8.258	535	71.36
550 - 574	39	4,715,473	4.54	7.901	565	75.68
575 - 599	62	8,493,136	8.17	7.742	587	81.06
600 - 624	76	9,569,192	9.21	8.024	612	84.73
625 - 649	118	17,342,263	16.68	7.735	638	83.73
650 - 674	131	21,458,081	20.64	7.651	661	83.30
675 - 699	99	15,826,343	15.22	7.628	687	85.85
700 - 724	73	12,789,251	12.30	7.319	710	83.89
725 - 749	27	4,269,629	4.11	7.627	735	84.32
750 - 774	21	4,229,850	4.07	7.301	760	87.21
775 - 799	4	1,117,662	1.08	8.221	782	89.45
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

11. State

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
California	93	27,142,107	26.11	7.104	662	78.79
Florida	67	9,648,337	9.28	7.971	677	86.25
Illinois	35	6,778,360	6.52	7.552	655	85.22
New Jersey	22	4,715,470	4.54	7.836	658	82.46
Arizona	23	4,394,526	4.23	7.846	657	85.24
New York	11	3,982,832	3.83	8.077	654	85.45
Texas	36	3,377,503	3.25	8.458	629	84.44

Washington	18	3,079,122	2.96	6.892	665	82.57
Nevada	13	2,980,837	2.87	7.385	656	85.40
Missouri	31	2,663,231	2.56	8.432	634	83.46
Colorado	17	2,652,128	2.55	7.311	626	84.42
Georgia	24	2,609,587	2.51	7.989	630	83.55
Minnesota	10	2,243,876	2.16	7.344	672	87.09
Michigan	31	2,213,924	2.13	8.676	647	86.09
Ohio	26	2,176,097	2.09	8.328	635	85.95
Wisconsin	11	1,915,973	1.84	7.748	682	81.56
Virginia	16	1,854,462	1.78	8.162	652	87.33
Pennsylvania	25	1,518,935	1.46	8.425	642	86.41
Indiana	23	1,477,309	1.42	7.941	668	86.62
Massachusetts	4	1,427,061	1.37	6.716	651	80.65
Tennessee	18	1,309,580	1.26	8.411	610	83.81
Alabama	14	1,304,612	1.26	8.658	645	87.04
Oregon	8	1,288,436	1.24	7.804	678	84.23
North Carolina	16	1,271,198	1.22	8.400	663	87.56
District of Columbia	6	1,193,780	1.15	7.836	636	80.72
Maryland	9	1,161,874	1.12	7.747	629	81.82
Rhode Island	4	962,315	0.93	7.714	668	84.77
Connecticut	6	912,331	0.88	8.023	652	88.84
Hawaii	2	746,291	0.72	6.254	662	79.10
Oklahoma	11	700,196	0.67	8.096	693	86.50
South Carolina	6	681,654	0.66	8.256	620	84.72
New Mexico	3	541,169	0.52	7.787	573	77.89
Louisiana	6	535,709	0.52	8.870	647	85.24
Mississippi	9	513,975	0.49	8.621	635	84.99
Idaho	4	345,142	0.33	7.398	617	87.97
Kentucky	3	294,512	0.28	8.742	627	83.49
Utah	3	270,728	0.26	7.774	693	90.00
Montana	2	230,317	0.22	7.251	600	88.69
Arkansas	4	201,451	0.19	9.608	641	88.84
Kansas	3	160,597	0.15	8.296	717	88.36
Nebraska	2	128,679	0.12	10.266	620	86.57
Vermont	1	114,739	0.11	7.999	586	84.99
Maine	2	92,649	0.09	8.934	702	90.00
Iowa	2	87,508	0.08	9.330	625	79.16

West Virginia	1	51,972	0.05	9.120	625	80.00
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

12. Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Investment	652	99,788,332	95.99	7.683	656	83.38
Second Home	29	4,164,759	4.01	7.745	642	80.10
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

13. Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Full	419	60,772,562	58.46	7.582	646	83.85
Stated Documentation	253	41,692,400	40.11	7.865	668	82.63
Limited	7	1,003,089	0.96	7.371	672	85.82
No Documentation	2	485,039	0.47	5.957	664	56.12
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

14. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Purchase	412	60,522,908	58.22	7.877	665	86.74
Refinance - Cashout	235	37,238,911	35.82	7.473	641	78.39
Refinance - Rate Term	34	6,191,272	5.96	7.091	644	78.35
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

15. Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Single Family Residence	419	53,424,219	51.39	7.779	649	82.79
2-4 Family	165	33,162,113	31.90	7.571	663	83.78
Condo	55	9,080,002	8.73	7.596	671	81.75
PUD	42	8,286,757	7.97	7.645	647	85.74
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

16. Next Adjustment Date for Arm Loans

Next Adjustment Date for Arm Loans	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
2006-08	1	173,720	0.18	7.250	615	68.63
2006-12	1	67,772	0.07	7.500	618	80.00
2007-01	6	1,129,347	1.18	7.898	631	89.13
2007-02	22	4,815,633	5.03	7.632	669	83.72

2007-03	391	62,261,003	64.97	7.672	652	83.83
2007-04	152	19,267,181	20.11	7.822	650	83.93
2008-02	2	418,739	0.44	7.749	668	67.50
2008-03	14	2,807,503	2.93	7.396	655	82.69
2008-04	7	953,400	0.99	6.891	672	85.57
2010-01	1	305,742	0.32	7.000	704	58.94
2010-03	9	2,916,697	3.04	7.102	672	81.24
2010-04	3	715,300	0.75	7.273	688	82.67
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

17. Gross Margin (%)

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
2.000 - 2.499	1	305,742	0.32	7.000	704	58.94
2.500 - 2.999	1	150,000	0.16	5.250	705	42.61
4.000 - 4.499	2	532,647	0.56	7.548	666	67.40
4.500 - 4.999	21	4,576,767	4.78	7.209	663	83.71
5.000 - 5.499	36	6,277,645	6.55	7.372	663	83.99
5.500 - 5.999	78	15,251,870	15.92	7.196	672	82.02
6.000 - 6.499	200	31,208,943	32.57	7.357	646	81.00
6.500 - 6.999	224	30,966,587	32.31	8.158	653	87.22
7.000 - 7.499	44	6,423,929	6.70	8.566	627	86.05
7.500 - 7.999	2	137,905	0.14	8.791	644	73.25
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

18. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
11.000 - 11.499	1	150,000	0.16	5.250	705	42.61
11.500 - 11.999	10	2,651,116	2.77	5.895	666	76.51
12.000 - 12.499	24	5,604,818	5.85	6.251	653	77.17
12.500 - 12.999	65	14,586,991	15.22	6.727	651	78.97
13.000 - 13.499	82	16,550,144	17.27	7.244	663	84.46
13.500 - 13.999	133	22,322,125	23.29	7.721	658	85.41
14.000 - 14.499	83	13,270,791	13.85	8.185	652	85.76
14.500 - 14.999	104	11,462,586	11.96	8.534	644	85.25
15.000 - 15.499	47	4,073,412	4.25	9.108	657	87.61
15.500 - 15.999	45	4,103,917	4.28	9.357	623	85.22
16.000 - 16.499	11	702,897	0.73	10.072	615	86.58
16.500 - 16.999	3	308,220	0.32	10.111	681	93.80
17.000 - 17.499	1	45,019	0.05	11.115	563	85.00
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

19. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
5.000 - 5.499	2	555,338	0.58	5.341	709	62.72
5.500 - 5.999	11	2,846,325	2.97	5.885	669	76.62
6.000 - 6.499	25	5,734,978	5.98	6.319	657	78.72
6.500 - 6.999	70	15,942,616	16.64	6.759	653	79.66

7.000 - 7.499	89	17,549,426	18.31	7.266	660	84.01
7.500 - 7.999	144	23,778,929	24.81	7.775	660	85.40
8.000 - 8.499	81	12,511,822	13.06	8.312	654	86.62
8.500 - 8.999	97	10,196,115	10.64	8.805	631	84.60
9.000 - 9.499	42	3,504,856	3.66	9.308	644	87.12
9.500 - 9.999	36	2,597,184	2.71	9.809	620	88.15
10.000 - 10.499	9	495,643	0.52	10.427	598	86.31
10.500 - 10.999	2	73,786	0.08	10.939	631	90.00
11.000 - 11.499	1	45,019	0.05	11.115	563	85.00
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

20. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1.500	46	8,209,835	8.57	7.558	681	85.60
3.000	563	87,622,201	91.43	7.674	651	83.43
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

21. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)

1.000	563	87,622,201	91.43	7.674	651	83.43
1.500	46	8,209,835	8.57	7.558	681	85.60
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

22. Lifecap

Lifecap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
6.000 - 6.499	553	85,644,073	89.37	7.670	650	83.54
7.000 - 7.499	56	10,187,963	10.63	7.614	679	84.33
Total:	**609**	**95,832,036**	**100.00**	**7.664**	**653**	**83.62**

****

The above table is based on Adjustable Mortgage Loans only

23. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0	181	31,926,870	30.71	7.822	657	84.23
6	2	107,937	0.10	8.743	710	90.00
12	30	7,303,099	7.03	7.499	649	85.13
24	399	53,481,542	51.45	7.696	652	83.33
36	69	11,133,644	10.71	7.359	669	78.74
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

24. DTI Back

DTI Back	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
<= 0.00	1	319,681	0.31	6.000	677	51.61
0.01 - 5.00	10	1,799,160	1.73	6.704	656	66.50
5.01 - 10.00	8	1,476,350	1.42	6.793	645	80.53
10.01 - 15.00	34	4,644,897	4.47	7.780	672	84.22
15.01 - 20.00	62	8,530,650	8.21	7.748	666	84.05
20.01 - 25.00	88	11,788,197	11.34	7.855	644	82.26
25.01 - 30.00	80	14,127,055	13.59	7.576	668	84.93
30.01 - 35.00	115	16,306,339	15.69	7.787	659	85.43
35.01 - 40.00	88	12,809,367	12.32	7.754	654	83.43
40.01 - 45.00	93	14,938,574	14.37	7.791	632	83.20
45.01 - 50.00	74	13,202,652	12.70	7.601	666	84.65
50.01 - 55.00	28	4,010,169	3.86	7.491	647	74.64
Total:	**681**	**103,953,091**	**100.00**	**7.686**	**655**	**83.25**

ace2005-HE3 IO's by Originator

IO Term (Months)	Number of Loans	Current Principal Balance	% of Current Principal Balance	% Finance America	% Ownit	% New Century	% Other Originators
0	5,537	757,150,978	69.41	55.95	10.70	19.74	13.60
24	155	38,207,302	3.50	-	-	78.87	21.13
36	10	2,040,380	0.19	-	-	100.00	-
60	1,125	288,874,798	26.48	19.92	51.58	0.49	28.02
84	1	298,000	0.03	-	-	-	100.00
120	16	4,233,740	0.39	-	10.40	-	89.60
Total:	**6,844**	**1,090,805,197**	**100.00**	**44.11**	**21.13**	**16.78**	**17.98**

ace2005-HE3 IO Only Loans

2. Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Fixed - 30 Year IO	10	1,603,865	0.48	6.704	671	75.95
ARM - 6 Month IO	5	1,116,900	0.33	5.518	637	81.22
ARM - 2 Year/6 Month IO	1,111	291,867,574	87.48	6.531	653	81.58
ARM - 3 Year/6 Month IO	119	26,250,798	7.87	6.143	659	80.03
ARM - 5 Year/6 Month IO	62	12,815,083	3.84	6.453	667	79.35
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

3. IO Terms

IO Terms	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
24	155	38,207,302	11.45	6.589	650	82.77
36	10	2,040,380	0.61	5.963	656	80.74
60	1,125	288,874,798	86.58	6.494	654	81.16
84	1	298,000	0.09	7.550	625	93.13
120	16	4,233,740	1.27	5.863	688	80.25
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

4. Principal Balance at Origination ($)

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
50,000.01 - 100,000.00	86	7,087,659	2.12	7.096	633	81.40

100,000.01 - 150,000.00	250	31,679,441	9.49	6.712	642	81.27
150,000.01 - 200,000.00	225	39,410,137	11.81	6.752	643	81.85
200,000.01 - 250,000.00	180	40,448,254	12.12	6.532	654	80.73
250,000.01 - 300,000.00	150	41,082,078	12.31	6.405	662	80.69
300,000.01 - 350,000.00	100	32,295,204	9.68	6.406	656	81.13
350,000.01 - 400,000.00	115	43,049,746	12.90	6.370	664	81.41
400,000.01 - 450,000.00	71	30,241,365	9.06	6.493	648	84.50
450,000.01 - 500,000.00	62	29,541,906	8.85	6.382	659	81.77
500,000.01 - 550,000.00	32	16,679,576	5.00	6.308	660	78.80
550,000.01 - 600,000.00	20	11,457,552	3.43	6.295	652	80.69
600,000.01 - 650,000.00	11	6,963,500	2.09	6.244	661	78.87
650,000.01 - 700,000.00	2	1,353,000	0.41	6.717	646	85.12
700,000.01 - 750,000.00	2	1,489,800	0.45	6.744	666	77.77
850,000.01 - 900,000.00	1	875,000	0.26	5.500	712	78.01
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

5. Remaining Principal Balance ($)

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
50,000.01 - 100,000.00	86	7,087,659	2.12	7.096	633	81.40
100,000.01 - 150,000.00	250	31,679,441	9.49	6.712	642	81.27
150,000.01 - 200,000.00	225	39,410,137	11.81	6.752	643	81.85
200,000.01 - 250,000.00	180	40,448,254	12.12	6.532	654	80.73
250,000.01 - 300,000.00	151	41,378,364	12.40	6.414	661	80.64
300,000.01 - 350,000.00	99	31,998,918	9.59	6.394	657	81.19
350,000.01 - 400,000.00	116	43,448,311	13.02	6.370	664	81.49
400,000.01 - 450,000.00	70	29,842,800	8.94	6.495	648	84.43
450,000.01 - 500,000.00	62	29,541,906	8.85	6.382	659	81.77
500,000.01 - 550,000.00	32	16,679,576	5.00	6.308	660	78.80
550,000.01 - 600,000.00	20	11,457,552	3.43	6.295	652	80.69
600,000.01 - 650,000.00	11	6,963,500	2.09	6.244	661	78.87

650,000.01 - 700,000.00	2	1,353,000	0.41	6.717	646	85.12
700,000.01 - 750,000.00	2	1,489,800	0.45	6.744	666	77.77
850,000.01 - 900,000.00	1	875,000	0.26	5.500	712	78.01
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

6. Months Remaining

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
301 - 360	1,307	333,654,219	100.00	6.495	654	81.34
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

7. Mortgage Rate (%)

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
4.000 - 4.499	2	714,270	0.21	4.324	673	81.91
4.500 - 4.999	4	1,199,182	0.36	4.836	697	80.00
5.000 - 5.499	46	15,059,222	4.51	5.286	677	78.26
5.500 - 5.999	244	72,225,358	21.65	5.789	670	79.94
6.000 - 6.499	306	77,803,784	23.32	6.251	655	80.95
6.500 - 6.999	406	103,148,386	30.91	6.728	653	81.56
7.000 - 7.499	151	33,227,248	9.96	7.221	632	82.51
7.500 - 7.999	99	22,101,679	6.62	7.691	627	83.04
8.000 - 8.499	24	3,875,723	1.16	8.237	634	87.61
8.500 - 8.999	15	3,067,800	0.92	8.714	620	93.88
9.000 - 9.499	5	663,316	0.20	9.225	593	97.97

9.500 - 9.999	5	568,250	0.17	9.626	604	94.95
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

8. Combined Original Loan-to-Value Ratio (%)

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
<= 50.00	6	875,000	0.26	6.533	620	42.62
50.01 - 55.00	4	760,800	0.23	6.225	636	53.33
55.01 - 60.00	5	1,487,000	0.45	6.249	599	57.35
60.01 - 65.00	9	2,634,000	0.79	6.665	631	63.88
65.01 - 70.00	18	6,066,178	1.82	6.234	631	68.45
70.01 - 75.00	44	13,581,725	4.07	6.452	638	74.12
75.01 - 80.00	952	235,871,813	70.69	6.371	660	79.93
80.01 - 85.00	63	16,477,612	4.94	6.743	629	84.37
85.01 - 90.00	120	35,509,794	10.64	6.811	646	89.66
90.01 - 95.00	50	14,440,175	4.33	7.039	644	94.53
95.01 - 100.00	36	5,950,123	1.78	7.915	648	99.78
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

9. FICO Score at Origination

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
525 - 549	7	1,959,602	0.59	7.193	543	80.42
550 - 574	22	4,517,795	1.35	7.244	564	77.79
575 - 599	131	27,857,872	8.35	7.014	589	80.81

600 - 624	256	59,411,411	17.81	6.568	611	81.92
625 - 649	274	68,265,984	20.46	6.603	637	81.77
650 - 674	244	67,631,586	20.27	6.420	661	81.48
675 - 699	172	48,805,168	14.63	6.231	686	80.24
700 - 724	98	27,929,136	8.37	6.367	710	82.05
725 - 749	57	14,723,316	4.41	6.257	737	81.31
750 - 774	34	8,880,952	2.66	6.069	760	81.37
775 - 799	12	3,671,396	1.10	5.928	785	80.00
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

10. State

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
California	647	212,875,790	63.80	6.380	659	80.98
Colorado	111	20,710,822	6.21	6.430	647	80.56
Washington	77	15,026,746	4.50	6.468	649	81.44
Arizona	68	12,018,872	3.60	6.569	638	79.86
Florida	41	8,589,476	2.57	6.623	652	82.66
Nevada	31	7,678,440	2.30	6.791	652	82.15
Georgia	44	7,633,507	2.29	7.074	631	82.47
Oregon	36	6,077,728	1.82	6.503	652	80.36
Ohio	36	5,281,007	1.58	6.880	639	88.43
Utah	30	4,428,656	1.33	6.655	648	80.96
Texas	27	4,391,107	1.32	6.548	651	80.69
Michigan	24	3,776,355	1.13	6.859	638	83.42
Idaho	24	2,876,613	0.86	6.819	632	82.20
North Carolina	16	2,741,794	0.82	7.032	641	84.96
Illinois	11	2,510,818	0.75	7.057	664	87.47
Maryland	9	2,300,170	0.69	7.760	645	86.90
New Jersey	7	2,263,742	0.68	7.253	658	80.35
Virginia	7	2,244,105	0.67	6.983	630	81.19

Minnesota	9	1,650,646	0.49	6.766	643	82.91
New York	3	1,490,000	0.45	6.435	634	83.57
Wisconsin	10	1,210,055	0.36	7.240	649	80.29
Kentucky	10	1,076,501	0.32	6.747	631	82.94
Tennessee	6	762,950	0.23	6.455	624	79.39
New Hampshire	2	687,200	0.21	7.434	632	80.00
Connecticut	1	571,500	0.17	6.615	601	90.00
Missouri	4	499,900	0.15	7.375	617	83.42
Hawaii	1	370,144	0.11	6.250	618	80.00
Indiana	3	295,500	0.09	7.829	678	86.08
Massachusetts	1	290,000	0.09	6.500	676	78.38
New Mexico	2	278,980	0.08	6.495	674	88.68
South Carolina	2	217,240	0.07	6.602	646	87.27
Montana	2	182,400	0.05	6.679	672	67.30
West Virginia	1	162,880	0.05	7.600	672	80.00
Mississippi	1	140,000	0.04	7.600	608	80.00
Oklahoma	1	136,000	0.04	6.725	681	80.00
Pennsylvania	1	120,175	0.04	7.825	636	95.00
Iowa	1	86,400	0.03	7.750	633	80.00
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

11. Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Primary	1,269	325,081,939	97.43	6.479	654	81.30
Investment	33	7,747,320	2.32	7.091	678	82.51
Second Home	5	824,960	0.25	7.290	667	86.67
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

12. Documentation Type

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Full	895	214,109,928	64.17	6.371	643	81.37
Stated Documentation	378	109,039,850	32.68	6.755	676	81.27
Limited	32	9,926,442	2.98	6.395	648	82.14
No Documentation	2	578,000	0.17	4.992	673	69.75
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

13. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
Purchase	904	223,832,468	67.09	6.446	663	81.15
Refinance - Cashout	354	98,206,270	29.43	6.574	636	81.57
Refinance - Rate Term	49	11,615,481	3.48	6.778	629	83.07
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

14. Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)

Single Family Residence	949	242,408,854	72.65	6.504	652	81.53
PUD	198	49,554,948	14.85	6.456	649	80.92
Condo	122	28,644,512	8.59	6.488	668	80.99
2-4 Family	38	13,045,905	3.91	6.497	685	80.21
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

15. Next Adjustment Date for Arm Loans

Next Adjustment Date for Arm Loans	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
2005-07	1	153,600	0.05	7.500	586	80.00
2005-08	2	415,300	0.13	4.766	638	83.28
2005-10	2	548,000	0.17	5.532	651	80.00
2006-11	3	547,170	0.16	7.343	625	84.06
2006-12	15	4,233,364	1.27	6.262	619	77.11
2007-01	36	10,179,902	3.07	6.357	634	82.29
2007-02	186	53,079,102	15.99	6.584	649	82.53
2007-03	759	200,508,359	60.38	6.507	657	81.42
2007-04	112	23,319,677	7.02	6.723	649	81.20
2007-09	1	306,489	0.09	5.500	777	80.00
2007-12	1	133,798	0.04	7.625	545	85.00
2008-01	9	2,560,659	0.77	5.975	673	79.80
2008-02	22	5,003,517	1.51	6.052	657	81.82
2008-03	80	17,174,036	5.17	6.180	657	79.47
2008-04	6	1,072,300	0.32	6.378	633	80.63
2010-01	6	1,101,421	0.33	6.373	627	79.50
2010-02	11	2,142,062	0.65	6.140	677	77.32
2010-03	37	7,361,950	2.22	6.538	667	80.35
2010-04	8	2,209,650	0.67	6.514	674	77.91
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

16. Gross Margin (%)

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
2.000 - 2.499	1	353,600	0.11	5.500	789	80.00
2.500 - 2.999	11	3,156,340	0.95	5.648	673	80.18
3.000 - 3.499	5	1,275,119	0.38	4.906	720	78.20
3.500 - 3.999	18	5,635,248	1.70	5.560	695	77.78
4.000 - 4.499	54	15,745,516	4.74	5.729	681	79.85
4.500 - 4.999	199	51,419,123	15.49	5.902	663	79.71
5.000 - 5.499	220	53,074,899	15.98	6.326	652	80.31
5.500 - 5.999	490	129,216,256	38.91	6.581	657	81.10
6.000 - 6.499	198	51,923,983	15.64	6.921	636	84.31
6.500 - 6.999	73	16,166,871	4.87	7.714	624	83.12
7.000 - 7.499	18	2,762,850	0.83	8.573	618	91.18
7.500 - 7.999	8	1,190,550	0.36	8.578	611	97.12
8.000 - 8.499	1	51,000	0.02	9.125	604	100.00
8.500 - 8.999	1	79,000	0.02	9.625	584	100.00
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)

10.000 - 10.499	2	714,270	0.22	4.324	673	81.91
10.500 - 10.999	5	1,552,782	0.47	4.987	718	80.00
11.000 - 11.499	36	12,278,375	3.70	5.272	682	78.25
11.500 - 11.999	215	63,831,430	19.22	5.797	671	79.61
12.000 - 12.499	270	69,809,475	21.02	6.215	654	80.64
12.500 - 12.999	380	98,057,940	29.53	6.645	654	81.43
13.000 - 13.499	173	39,586,251	11.92	6.955	641	82.54
13.500 - 13.999	133	31,030,406	9.35	7.335	634	83.32
14.000 - 14.499	38	6,580,789	1.98	7.707	635	85.38
14.500 - 14.999	27	6,167,402	1.86	8.064	631	88.43
15.000 - 15.499	11	1,591,284	0.48	8.727	614	88.34
15.500 - 15.999	6	747,450	0.23	9.307	627	93.80
16.500 - 16.999	1	102,500	0.03	9.600	635	82.00
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
4.000 - 4.499	2	714,270	0.22	4.324	673	81.91
4.500 - 4.999	4	1,199,182	0.36	4.836	697	80.00
5.000 - 5.499	46	15,059,222	4.54	5.286	677	78.26
5.500 - 5.999	244	72,512,714	21.84	5.794	670	79.83
6.000 - 6.499	304	77,462,263	23.33	6.250	655	80.96
6.500 - 6.999	401	102,115,286	30.75	6.729	653	81.70
7.000 - 7.499	150	33,202,298	10.00	7.239	631	82.64
7.500 - 7.999	98	22,026,679	6.63	7.690	627	83.11
8.000 - 8.499	24	3,875,723	1.17	8.237	634	87.61
8.500 - 8.999	14	2,651,150	0.80	8.708	625	94.49
9.000 - 9.499	5	663,316	0.20	9.225	593	97.97

9.500 - 9.999	5	568,250	0.17	9.626	604	94.95
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

19. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1.000	1	153,600	0.05	7.500	586	80.00
1.500	127	33,589,067	10.12	6.463	647	82.96
2.640	1	384,000	0.12	6.625	670	80.00
3.000	1,165	297,004,088	89.45	6.498	655	81.18
5.000	3	919,600	0.28	6.115	706	85.58
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

20. Subsequent Periodic Cap (%)

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
1.000	1,170	298,461,288	89.88	6.498	655	81.19
1.500	127	33,589,067	10.12	6.463	647	82.96
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

21. Lifecap

Lifecap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
5.000 - 5.499	5	1,756,250	0.53	6.862	648	80.23
6.000 - 6.499	1,115	287,057,757	86.45	6.486	654	81.20
7.000 - 7.499	177	43,236,348	13.02	6.533	652	82.55
Total:	**1,297**	**332,050,354**	**100.00**	**6.494**	**654**	**81.37**

****

The above table is based on Adjustable Mortgage Loans only

22. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0	159	37,568,243	11.26	7.026	651	82.06
12	74	22,660,289	6.79	6.578	649	81.00
24	855	222,762,492	66.76	6.450	654	81.38
36	219	50,663,196	15.18	6.262	660	80.81
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

24. DTI Back

DTI Back	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Mortgage Rates(%)	FICO	CLTV (%)
0.01 - 5.00	3	1,026,000	0.31	5.541	673	74.23
5.01 - 10.00	5	1,724,000	0.52	6.207	641	83.34
10.01 - 15.00	6	1,879,718	0.56	6.381	656	81.20
15.01 - 20.00	18	3,863,222	1.16	6.687	630	78.04
20.01 - 25.00	35	7,823,186	2.34	6.548	641	80.82
25.01 - 30.00	62	15,490,215	4.64	6.429	648	83.01
30.01 - 35.00	136	36,081,662	10.81	6.464	644	81.34
35.01 - 40.00	189	50,686,569	15.19	6.508	657	81.90
40.01 - 45.00	290	73,873,903	22.14	6.519	657	81.55
45.01 - 50.00	370	94,802,191	28.41	6.593	659	81.04
50.01 - 55.00	192	46,329,552	13.89	6.295	651	80.93
55.01 - 60.00	1	74,000	0.02	8.875	554	77.49
Total:	**1,307**	**333,654,219**	**100.00**	**6.495**	**654**	**81.34**

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High	LTV	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	2.33%	238,899.60	8.118	-	515	39.58	76.72	75.67	16.55	96.12	58.43	8.56	33.01	-
525	549	> 65%	5.41%	259,571.61	7.759	-	538	38.45	80.59	73.90	17.47	96.03	65.49	4.96	29.55	3.32
550	574	> 65%	7.28%	250,792.46	7.567	-	563	39.00	81.34	77.88	15.86	94.99	65.66	4.55	29.79	4.72
575	599	> 70%	11.45%	233,147.87	7.486	-	587	38.35	83.97	76.24	16.93	93.80	74.67	3.81	21.51	20.66
600	624	> 70%	15.03%	241,241.12	7.257	-	611	39.52	85.03	71.96	17.97	94.32	76.60	3.59	19.81	34.83
625	649	> 70%	15.42%	251,272.32	7.218	0.17	637	40.28	85.18	68.85	16.19	90.47	61.22	3.90	34.89	39.25
650	674	> 80%	5.76%	253,746.30	7.988	0.54	661	37.97	92.71	64.61	11.40	75.73	54.90	4.53	40.57	23.86
675	699	> 80%	3.96%	203,848.62	7.968	-	686	39.14	93.28	60.05	11.36	71.57	54.68	4.39	40.93	12.35
700	724	> 80%	2.44%	216,510.30	7.809	1.43	710	37.59	93.65	53.22	19.04	66.64	44.01	2.67	53.33	18.69
725	749	> 85%	1.03%	221,461.19	7.728	-	737	38.85	94.42	58.34	3.82	74.02	41.69	0.33	57.99	17.77
750	774	> 85%	0.63%	232,328.79	7.840	1.54	761	35.49	93.65	45.92	18.82	56.40	48.54	0.82	49.10	16.17
775	799	> 85%	0.26%	285,320.22	7.848	-	782	38.14	93.13	58.09	8.41	64.86	42.93	-	50.98	-
800	max	> 85%	0.04%	340,544.92	6.360	-	802	45.97	89.53	94.24	-	100.00	100.00	-	-	-
		Total:	774,830,302.42													

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.08%	221,356.08	7.220	-	547	51.53	63.24	82.02	-	100.00	61.72	5.79	32.49	-
65%	69%	> 50%	0.35%	513,740.79	7.121	-	621	52.79	67.19	54.42	2.17	90.23	47.61	7.28	45.11	37.21
70%	74%	> 50%	0.34%	328,941.40	6.358	-	604	52.75	71.92	100.00	-	100.00	70.19	12.14	17.67	25.79
75%	79%	> 50%	0.95%	247,998.61	6.464	-	627	52.34	78.66	68.89	18.46	98.18	87.13	2.09	10.78	51.09
80%	84%	> 50%	3.68%	275,339.11	6.269	-	650	52.60	80.07	69.56	18.38	99.02	88.39	-	11.61	77.82
85%	89%	> 50%	0.54%	209,962.34	7.487	-	598	52.67	86.26	82.09	11.59	80.89	90.32	3.09	6.59	40.52
90%	94%	> 50%	0.74%	238,752.51	7.365	-	609	52.78	90.55	78.54	16.50	87.29	85.39	7.85	6.76	34.39
95%	99%	> 50%	0.30%	177,617.15	8.282	-	653	52.09	97.55	56.47	24.65	100.00	82.16	-	17.84	21.75
100%	max	> 50%	0.91%	89,024.07	9.414	-	645	52.67	100.00	75.02	16.98	100.00	94.77	-	5.23	10.92
		Total:	86,026,101.05													

DTI Low	DTI High	FICO	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.23%	313,961.56	7.469	-	514	21.89	72.56	64.48	27.48	87.24	74.60	8.04	17.36	-
25%	29%	< 550	0.85%	216,951.22	7.709	-	534	27.28	73.58	85.94	11.81	96.87	67.79	4.98	27.23	-
30%	34%	< 575	2.25%	243,826.41	7.721	-	544	32.41	75.42	81.97	14.38	95.97	57.03	5.08	37.89	4.07
35%	39%	< 600	5.87%	247,997.65	7.509	-	564	37.24	78.53	78.09	13.24	94.53	58.84	4.54	36.62	7.29
40%	44%	< 625	11.13%	265,239.69	7.421	-	579	42.31	80.04	72.77	19.58	95.41	66.07	2.24	31.68	16.99
45%	49%	< 650	13.25%	252,442.48	7.347	-	600	47.59	82.05	72.06	17.55	97.00	65.29	5.44	29.27	29.92
50%	54%	< 675	6.74%	239,079.74	7.159	-	609	52.46	81.68	72.81	16.47	95.19	86.37	2.64	10.99	44.68
55%	max	< 700	0.12%	142,934.98	7.762	-	568	55.30	82.15	75.26	24.74	100.00	100.00	-	-	5.72
		Total:	441,216,339.46													

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, ***PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE***

LIMITED AND STATED DOC

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	1.25%	236,470.71	8.077	-	514	38.55	71.75	68.39	15.15	99.67	-	22.89	77.11	-	27.09	-	21.23
525	549	2.27%	301,092.67	7.774	-	538	36.92	74.63	78.06	10.51	93.38	-	13.48	86.52	-	34.87	5.48	12.51
550	574	3.00%	266,874.49	7.515	-	562	38.22	74.77	75.31	14.47	97.69	-	13.41	86.59	0.18	30.47	5.04	15.47
575	599	3.60%	273,318.92	7.381	-	586	38.00	78.02	82.02	8.50	94.36	-	13.24	86.76	5.00	38.05	3.36	5.86
600	624	4.24%	295,258.55	7.170	-	612	38.50	80.50	72.46	12.50	94.13	-	14.61	85.39	18.62	35.67	1.54	13.21
625	649	6.50%	298,229.67	7.366	-	637	40.78	82.56	70.97	13.15	91.98	-	10.43	89.57	35.54	48.89	3.89	7.24
650	674	6.99%	280,348.75	7.330	0.45	661	39.65	83.07	64.99	12.83	85.83	-	7.99	92.01	38.54	48.35	3.74	4.54
675	699	4.71%	265,402.77	7.185	-	685	40.61	83.79	65.58	10.45	86.68	-	6.04	93.96	41.88	53.86	2.30	9.59
700	724	3.48%	290,836.27	6.997	1.00	710	39.63	84.45	64.02	13.77	84.25	-	3.78	96.22	41.50	57.41	2.86	5.27
725	749	2.04%	331,234.92	6.756	-	736	38.75	81.47	64.76	7.55	86.88	-	4.35	95.65	42.55	67.69	1.96	4.37
750	774	0.85%	292,571.68	7.042	-	761	40.16	84.38	59.35	12.65	78.89	-	2.32	97.68	53.53	54.25	-	11.28
775	799	0.36%	303,472.50	6.928	-	784	38.44	83.52	64.27	1.67	71.44	-	-	100.00	51.10	86.50	-	5.46
800	max	0.01%	61,886.93	7.600	-	806	16.50	70.40	100.00	-	100.00	-	-	100.00	-	-	-	-
	Total:	428,728,508.53																

IO LOANS

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549	0.18%	321,060.37	7.193	-	543	47.38	80.42	91.23	8.77	100.00	100.00	-	-	100.00	91.23	-	-
550	574	0.41%	267,191.03	7.244	-	564	44.70	77.79	88.05	11.95	100.00	98.68	-	1.32	100.00	61.24	-	-
575	599	2.55%	290,996.23	7.014	-	589	40.99	80.81	80.84	14.72	99.68	92.95	0.59	6.47	100.00	46.69	-	1.58
600	624	5.45%	302,798.30	6.568	-	611	40.86	81.92	71.20	22.43	97.97	85.51	3.26	11.23	100.00	55.54	-	2.91
625	649	6.26%	314,423.19	6.603	0.43	637	42.11	81.77	72.48	15.04	98.21	63.09	4.89	32.03	100.00	60.24	2.18	3.70
650	674	6.20%	343,219.40	6.420	0.51	661	40.79	81.48	74.30	10.56	97.70	56.10	3.18	40.26	100.00	70.47	-	1.70
675	699	4.47%	345,471.66	6.231	-	686	43.15	80.24	71.14	12.72	95.30	55.32	3.53	40.59	100.00	67.56	-	3.21
700	724	2.56%	351,939.20	6.367	1.02	710	42.45	82.05	70.08	17.13	96.14	43.58	1.69	54.73	100.00	74.91	-	2.08
725	749	1.35%	313,415.51	6.257	-	737	44.95	81.31	72.77	6.66	94.77	35.56	1.01	63.44	100.00	68.72	-	1.92
750	774	0.81%	333,423.55	6.069	-	760	41.97	81.37	52.86	19.43	96.04	43.94	-	56.06	100.00	65.90	-	3.51
775	799	0.34%	324,199.87	5.928	-	785	43.39	80.00	65.13	8.35	100.00	45.52	-	54.48	100.00	100.00	-	-
800	max																	
	Total:	333,654,219.14																

All Loans (if not otherwise broken out in marketing materials):

DTI Low	DTI High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
	<= 0.00	0.05%	247,901.81	6.604	-	712	-	66.44	9.26	31.79	41.05	-	-	-	-	58.95	-	-
0.01	5	0.51%	460,975.07	6.263	1.91	681	1.71	67.99	67.27	2.99	75.29	40.89	-	37.24	18.37	74.69	-	11.11
5.01	10	0.57%	303,456.17	7.038	-	628	7.44	81.89	59.07	18.57	69.71	98.70	-	1.30	27.55	59.21	-	2.65
10.01	15	1.11%	219,910.97	7.434	-	625	12.75	81.51	63.87	11.52	68.82	66.17	3.47	30.36	15.57	28.40	0.25	13.18

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

15.01	20	2.29%	221,145.49	7.447	-	636	17.63	81.63	74.43	10.12	66.34	60.50	5.69	33.81	15.46	27.32	3.34	6.56
20.01	25	3.94%	217,743.89	7.437	0.23	617	22.50	80.95	72.43	13.98	77.05	67.82	6.92	25.26	16.29	26.30	3.61	8.12
25.01	30	7.12%	231,373.28	7.251	-	625	27.32	81.26	73.19	9.37	80.26	64.73	4.98	30.28	17.11	29.74	3.01	7.96
30.01	35	12.12%	257,611.43	7.235	-	626	32.46	81.57	67.69	18.07	88.11	60.37	3.59	36.04	26.38	32.65	1.66	8.45
35.01	40	17.71%	264,011.32	7.231	0.15	627	37.41	82.29	71.85	12.67	93.11	56.29	4.60	39.10	27.05	37.54	1.91	7.75
40.01	45	22.78%	266,182.77	7.216	0.25	627	42.35	82.34	71.27	17.04	93.62	57.06	2.91	40.03	29.41	39.10	1.80	8.54
45.01	50	22.83%	260,959.29	7.187	-	637	47.66	82.76	68.66	15.90	94.74	55.13	4.23	40.64	38.49	42.97	1.86	7.56
50.01	55	8.86%	253,685.35	7.000	-	632	52.34	82.02	71.09	15.34	94.81	83.25	2.01	14.74	50.46	49.27	1.14	2.84
	55.01 >=	0.12%	142,934.98	7.762	-	568	55.30	82.15	75.26	24.74	100.00	100.00	-	-	5.72	10.58	-	-
Total:		1,090,805,196.69																

SECOND LIENS

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549	0.00%	42,921.67	12.500	-	548	52.86	100.00	-	100.00	100.00	100.00	-	-	-	-	-	-
550	574	0.01%	30,691.48	11.159	-	565	37.94	100.00	55.46	44.54	100.00	100.00	-	-	-	-	-	-
575	599	0.34%	49,906.71	11.349	-	589	40.22	99.70	65.92	30.22	100.00	97.13	0.64	2.24	-	21.53	-	1.43
600	624	1.25%	59,341.69	10.805	-	613	41.84	99.33	68.52	24.43	100.00	98.85	0.19	0.97	-	34.62	-	4.39
625	649	1.40%	67,236.16	10.533	-	637	41.79	99.62	66.00	21.15	100.00	75.38	1.27	23.35	-	46.15	0.71	5.86
650	674	1.49%	75,850.45	9.932	-	662	40.46	99.66	63.83	17.96	100.00	56.67	1.34	41.99	-	60.27	0.84	5.76
675	699	1.31%	80,991.23	9.259	-	686	41.84	99.72	69.89	15.21	99.50	64.51	0.49	35.01	-	63.09	0.68	6.27
700	724	0.76%	77,146.81	9.047	-	710	42.60	99.38	67.63	15.68	100.00	55.08	1.14	43.79	-	66.94	-	4.22
725	749	0.36%	73,989.87	8.968	-	735	42.75	99.88	66.51	9.38	100.00	47.57	0.94	51.49	-	69.33	1.64	2.45
750	774	0.21%	86,838.66	9.034	-	761	38.64	99.94	59.14	13.93	100.00	54.00	-	46.00	-	38.99	-	11.12
775	799	0.08%	88,692.17	8.876	-	783	38.98	99.13	52.44	7.27	100.00	71.44	-	28.56	-	92.73	-	7.27
800	max	0.00%	21,985.97	8.250	-	802	29.11	100.00	-	-	100.00	100.00	-	-	-	100.00	-	-
Total:		78,688,320.59																

ace2005-HE3 Originators

Originator	Number of Loans	Current Principal Balance	% of Current Principal Balance	% 1sts	% 2nds
FINANCE AMERICA	3,030	481,189,944	44.11	94.93	5.07
OWNIT	1,570	230,470,241	21.13	87.35	12.65
NEW CENTURY	1,046	183,065,233	16.78	97.45	2.55
DBASAP	530	69,884,461	6.41	85.88	14.12
MORTGAGE IT	305	53,322,092	4.89	86.93	13.07
FIRST STREET	108	23,587,483	2.16	91.90	8.10
AVARIS	94	22,201,733	2.04	95.28	4.72
MILA	129	20,357,769	1.87	100.00	-
RIGHT AWAY	32	6,726,241	0.62	89.84	10.16
Total:	**6,844**	**1,090,805,197**	**100.00**	**92.79**	**7.21**

		LTV			DTI			FICO			Doc	
		Avg LTV	Min LTV	Max LTV	Avg DTI	Min DTI	Max DTI	Avg FICO	Min FICO	Max FICO	Full Doc	Non-Full Doc
	IO Loans	81.34	32.53	100	41.91	0.01	55.44	654.15	536	795	64.17	35.83
Low Bal	< $50k	94.19	20	100	39.25	0.01	55	634.39	504	802	80.79	19.21
	$50k to $100k	86.64	17.74	100	37.7	1	55.44	626.62	500	806	69.75	30.25
High Coupon	8% to 9%	87.3	21.82	100	38.11	1	56.8	612.39	500	802	56.56	43.44
	9% to 10%	92.03	38.73	100	38.29	5	55	621.22	500	772	65.2	34.8
	> 10%	97.79	43.43	100	41.2	0.01	54.97	627.27	502	787	65.51	34.49
Occupancy	Non-Owner Occ	83.25	21.82	100	32.82	0.01	54.97	655.4	506	792	58.46	41.54
	2nd lien	99.59	78.76	100	41.47	0.01	54.97	662.22	548	802	70.51	29.49
Doc Type	Non-Full Doc	80.88	21.82	100	39.21	0.01	54.97	640.22	500	806	0	100
Property Type	Non SFR	82.7	17.74	100	39.27	0.01	55	638.32	502	802	59.83	40.17
Delinq	60+ days	0	0	0	0	0	0	0	0	0	0	0

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
500	524	> 65%	238,899.60	2.33%	8.118	0	514.5	39.58	76.72	75.67	16.55	96.12	58.43	8.56	33.01
525	549	> 65%	259,571.61	5.41%	7.759	0	538.0	38.45	80.59	73.90	17.47	96.03	65.49	4.96	29.55
550	574	> 65%	250,792.46	7.28%	7.567	0	562.7	39.00	81.34	77.88	15.86	94.99	65.66	4.55	29.79
575	599	> 70%	233,147.87	11.45%	7.486	0	587.4	38.35	83.97	76.24	16.93	93.80	74.67	3.81	21.51
600	624	> 70%	241,241.12	15.03%	7.257	0	611.3	39.52	85.03	71.96	17.97	94.32	76.60	3.59	19.81
625	649	> 70%	251,272.32	15.42%	7.218	0.17	636.9	40.28	85.18	68.85	16.19	90.47	61.22	3.90	34.89
650	674	> 80%	253,746.30	5.76%	7.988	0.54	661.4	37.97	92.71	64.61	11.40	75.73	54.90	4.53	40.57
675	699	> 80%	203,848.62	3.96%	7.968	0	686.3	39.14	93.28	60.05	11.36	71.57	54.68	4.39	40.93
700	724	> 80%	216,510.30	2.44%	7.809	1.43	709.9	37.59	93.65	53.22	19.04	66.64	44.01	2.67	53.33
725	749	> 85%	221,461.19	1.03%	7.728	0	736.8	38.85	94.42	58.34	3.82	74.02	41.69	0.33	57.99
750	774	> 85%	232,328.79	0.63%	7.840	1.54	760.7	35.49	93.65	45.92	18.82	56.40	48.54	0.82	49.10
775	799	> 85%	285,320.22	0.26%	7.848	0	782.3	38.14	93.13	58.09	8.41	64.86	42.93	-	50.98
800	max	> 85%	340,544.92	0.04%	6.360	0	802.0	45.97	89.53	94.24	-	100.00	100.00	-	-

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
60%	64%	> 50%	221,356.08	0.08%	7.220	0.000	547.3	51.53	63.24	82.02	-	100.00	61.72	5.79	32.49
65%	69%	> 50%	513,740.79	0.35%	7.121	0.000	621.1	52.79	67.19	54.42	2.17	90.23	47.61	7.28	45.11
70%	74%	> 50%	328,941.40	0.34%	6.358	0.000	603.8	52.75	71.92	100.00	-	100.00	70.19	12.14	17.67
75%	79%	> 50%	247,998.61	0.95%	6.464	0.000	626.9	52.34	78.66	68.89	18.46	98.18	87.13	2.09	10.78
80%	84%	> 50%	275,339.11	3.68%	6.269	0.000	649.7	52.60	80.07	69.56	18.38	99.02	88.39	-	11.61
85%	89%	> 50%	209,962.34	0.54%	7.487	0.000	597.6	52.67	86.26	82.09	11.59	80.89	90.32	3.09	6.59
90%	94%	> 50%	238,752.51	0.74%	7.365	0.000	609.0	52.78	90.55	78.54	16.50	87.29	85.39	7.85	6.76
95%	99%	> 50%	177,617.15	0.30%	8.282	0.000	652.9	52.09	97.55	56.47	24.65	100.00	82.16	-	17.84
100%	max	> 50%	89,024.07	0.91%	9.414	0.000	645.2	52.67	100.00	75.02	16.98	100.00	94.77	-	5.23

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
20%	24%	< 525	313,961.56	0.23%	7.469	0	514.4	21.89	72.56	64.48	27.48	87.24	74.60	8.04	17.36

25%	29%	< 550	216,951.22	0.85%	7.709	0	533.8	27.28	73.58	85.94	11.81	96.87	67.79	4.98	27.23
30%	34%	< 575	243,826.41	2.25%	7.721	0	543.8	32.41	75.42	81.97	14.38	95.97	57.03	5.08	37.89
35%	39%	< 600	247,997.65	5.87%	7.509	0	563.5	37.24	78.53	78.09	13.24	94.53	58.84	4.54	36.62
40%	44%	< 625	265,239.69	11.13%	7.421	0	579.2	42.31	80.04	72.77	19.58	95.41	66.07	2.24	31.68
45%	49%	< 650	252,442.48	13.25%	7.347	0	599.7	47.59	82.05	72.06	17.55	97.00	65.29	5.44	29.27
50%	54%	< 675	239,079.74	6.74%	7.159	0	608.6	52.46	81.68	72.81	16.47	95.19	86.37	2.64	10.99
55% max		< 700	142,934.98	0.12%	7.762	0	567.5	55.30	82.15	75.26	24.74	100.00	100.00	-	-

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
500	524	236,470.71	1.25%	8.077	0.000	514.0	38.55	71.75	68.39	15.15	99.67	-	22.89	77.11
525	549	301,092.67	2.27%	7.774	0.000	537.7	36.92	74.63	78.06	10.51	93.38	-	13.48	86.52
550	574	266,874.49	3.00%	7.515	0.000	562.1	38.22	74.77	75.31	14.47	97.69	-	13.41	86.59
575	599	273,318.92	3.60%	7.381	0.000	586.3	38.00	78.02	82.02	8.50	94.36	-	13.24	86.76
600	624	295,258.55	4.24%	7.170	0.000	612.1	38.50	80.50	72.46	12.50	94.13	-	14.61	85.39
625	649	298,229.67	6.50%	7.366	0.000	637.1	40.78	82.56	70.97	13.15	91.98	-	10.43	89.57
650	674	280,348.75	6.99%	7.330	0.450	661.3	39.65	83.07	64.99	12.83	85.83	-	7.99	92.01
675	699	265,402.77	4.71%	7.185	0.000	684.9	40.61	83.79	65.58	10.45	86.68	-	6.04	93.96
700	724	290,836.27	3.48%	6.997	1.000	709.6	39.63	84.45	64.02	13.77	84.25	-	3.78	96.22
725	749	331,234.92	2.04%	6.756	0.000	735.9	38.75	81.47	64.76	7.55	86.88	-	4.35	95.65
750	774	292,571.68	0.85%	7.042	0.000	760.6	40.16	84.38	59.35	12.65	78.89	-	2.32	97.68
775	799	303,472.50	0.36%	6.928	0.000	783.8	38.44	83.52	64.27	1.67	71.44	-	-	100.00
800 max		61,886.93	0.01%	7.600	0	806.0	16.50	70.40	100.00	-	100.00	-	-	100.00

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc
500	524													
525	549	321,060.37	0.18%	7.193	0	543.3	47.38	80.42	91.23	8.77	100.00	100.00	-	-
550	574	267,191.03	0.41%	7.244	0.000	563.8	44.70	77.79	88.05	11.95	100.00	98.68	-	1.32
575	599	290,996.23	2.55%	7.014	0.000	588.5	40.99	80.81	80.84	14.72	99.68	92.95	0.59	6.47
600	624	302,798.30	5.45%	6.568	0.000	611.0	40.86	81.92	71.20	22.43	97.97	85.51	3.26	11.23

625	649	314,423.19	6.26%	6.603	0.430	636.9	42.11	81.77	72.48	15.04	98.21	63.09	4.89	32.03
650	674	343,219.40	6.20%	6.420	0.510	660.9	40.79	81.48	74.30	10.56	97.70	56.10	3.18	40.26
675	699	345,471.66	4.47%	6.231	0.000	685.6	43.15	80.24	71.14	12.72	95.30	55.32	3.53	40.59
700	724	351,939.20	2.56%	6.367	1.020	710.3	42.45	82.05	70.08	17.13	96.14	43.58	1.69	54.73
725	749	313,415.51	1.35%	6.257	0.000	736.8	44.95	81.31	72.77	6.66	94.77	35.56	1.01	63.44
750	774	333,423.55	0.81%	6.069	0.000	759.7	41.97	81.37	52.86	19.43	96.04	43.94	-	56.06
775	799	324,199.87	0.34%	5.928	0.000	785.3	43.39	80.00	65.13	8.35	100.00	45.52	-	54.48
800 max														

% Int Only
-
3.32
4.72
20.66
34.83
39.25
23.86
12.35
18.69
17.77
16.17
-
-

% Int Only
-
37.21
25.79
51.09
77.82
40.52
34.39
21.75
10.92

% Int Only
-

-
4.07
7.29
16.99
29.92
44.68
5.72

% Int Only	% CA	% NY	% FL
-	27.09	-	21.23
-	34.87	5.48	12.51
0.18	30.47	5.04	15.47
5.00	38.05	3.36	5.86
18.62	35.67	1.54	13.21
35.54	48.89	3.89	7.24
38.54	48.35	3.74	4.54
41.88	53.86	2.30	9.59
41.50	57.41	2.86	5.27
42.55	67.69	1.96	4.37
53.53	54.25	-	11.28
51.10	86.50	-	5.46
-	-	-	-

% Int Only	% CA	% NY	% FL
100.00	91.23	-	-
100.00	61.24	-	-
100.00	46.69	-	1.58
100.00	55.54	-	2.91

100.00	60.24	2.18	3.70
100.00	70.47	-	1.70
100.00	67.56	-	3.21
100.00	74.91	-	2.08
100.00	68.72	-	1.92
100.00	65.90	-	3.51
100.00	100.00	-	-

Please fill in all values!
Thank You!

	ARM	FRM
Percentage Bal.	84.65%	15.35%
Deal Balance	923,327,656.81	167,477,539.88
Gross WAC	6.977	8.485
CLTV (incld. Sil. 2nds)	89.18	88.49
FICO	627	645
Loan Balance	193,569.74	80,750.98
Non-Full Doc %	39.79	37.68
DTI	39.31	38.81
IO %	35.96	0.96
Second Lien %	-	46.98
Silent Seconds %	41.93	9.51
Property Type		
Single Family %	70.20	71.36
PUD %	15.20	14.22
Condo %	6.63	7.17
2-4 Unit %	7.94	7.25
MH %	0.03	
Occupancy Type		
Owner Occupied	89.62	95.15
2nd Home	0.42	0.16
Investor Prop.	9.96	4.69
Loan Purpose		
Purchase	53.60	53.60
Cash-Out	41.39	37.76
Rate-Reduction	5.00	8.64

Deutsche Bank @
ace2005-HE3

Aggregate Pool

1. FICO

FICO	Loan Count	$ Avg Original Loan Amount	% of Pool
500	5	164,376	0.08
501 - 520	150	168,625	2.32
521 - 540	276	169,971	4.30
541 - 560	387	174,315	6.18
561 - 580	491	166,260	7.48
581 - 600	826	143,997	10.90
601 - 620	1024	143,971	13.51
621 - 640	911	150,485	12.56
641 - 660	886	159,531	12.95
661 - 680	683	171,940	10.76
681 - 700	506	167,662	7.77
701 - 720	318	170,720	4.97
721 - 740	180	171,637	2.83
741 - 760	101	192,783	1.78
761 - 780	78	166,874	1.19
781 - 800	16	210,863	0.31
801 >=	6	205,325	0.11

2. LTV

LTV	Loan Count	$ Avg Original Loan Amount	% of Pool
0.01 - 50.00	115	143,470	1.51
50.01 - 55.00	53	186,395	0.91
55.01 - 60.00	77	205,792	1.45
60.01 - 65.00	149	175,599	2.40
65.01 - 70.00	219	178,916	3.59
70.01 - 75.00	353	202,216	6.54
75.01 - 80.00	2,427	199,121	44.28
80.01 - 85.00	572	173,875	9.11
85.01 - 90.00	1,024	175,750	16.49
90.01 - 95.00	329	173,296	5.22
95.01 - 100.00	1,526	60,822	8.50

3. DTI

DTI	Loan Count	$ Avg Original Loan Amount	% of Pool
N/A	3	180,969	0.05
0.01 - 20.00	371	141,344	4.80
20.01 - 25.00	366	133,067	4.46
25.01 - 30.00	536	148,594	7.30
30.01 - 35.00	923	156,053	13.19
35.01 - 40.00	1151	167,663	17.68
40.01 - 45.00	1,450	168,390	22.37
45.01 - 50.00	1,453	164,655	21.92
50.01 - 55.00	588	151,989	8.19
55.01 - 60.00	3	116,333	0.03

4. OCCUPANCY TYPE

OCCUPANCY TYPE	Loan Count	$ Avg Original Loan Amount	% of Pool
Primary	6,163	160,223	90.47
Second Home	29	143,699	0.38
Investment	652	153,145	9.15

5. WAC

WAC	Loan Count	$ Avg Original Loan Amount	% of Pool
4.000 - 4.499	3	471,023	0.13
4.500 - 4.999	10	228,818	0.21
5.000 - 5.499	86	291,870	2.30
5.500 - 5.999	488	257,443	11.51
6.000 - 6.499	771	225,149	15.90
6.500 - 6.999	1209	207,366	22.97
7.000 - 7.499	766	189,682	13.31
7.500 - 7.999	913	168,276	14.07
8.000 - 8.499	490	126,645	5.69
8.500 - 8.999	609	100,698	5.62
9.000 - 9.499	276	77,958	1.97
9.500 - 9.999	397	67,972	2.47
10.000 - 10.499	159	57,318	0.84
10.500 - 10.999	332	53,373	1.62
11.000 - 11.499	240	46,327	1.02
11.500 - 11.999	65	43,611	0.26
12.000 - 12.499	15	44,246	0.06
12.500 - 12.999	15	31,898	0.04

6. IO Type

IO Type	Loan Count	$ Avg Original Loan Amount	% of Pool
0	5,537	136,859	69.41
24	155	246,501	3.50
36	10	204,038	0.19
60	1125	256,807	26.48
84	1	298,000	0.03
120	16	264,609	0.39

Others

OTHERS	Loan Count	$ Avg Original Loan Amount	% of Pool
3- Stated doc	1,938	191,084	33.93
5- Full doc 2yr W2/tax returr	453	160,775	6.67
1- Full doc 1yr W2*	4,137	140,617	53.30
4- Limited 12mos bk stmt*			
Modular Home			
2nd Lien	1,461	53,898	7.21
< 100,000.00	2,683	58,784	14.45
> 650,000.00	26	740,138	1.76
OH	221	100,347	2.03
NV	124	206,719	2.35
CA-N	634	238,295	13.85
CA-S	1,131	238,321	24.70
TOP 10 LOANS	10	812,520	0.75

*We do not track difference of W2 and bk stmt

	FICO				Outstanding Balar
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
821,531	100.00	-	-	-	-
25,276,157	100.00	-	-	-	2.44
46,882,810	-	100.00	-	-	1.29
67,390,928	-	-	100.00	-	1.29
81,584,065	-	-	-	100.00	1.83
118,873,375	-	-	-	-	4.10
147,327,141	-	-	-	-	4.79
137,013,092	-	-	-	-	4.57
141,264,243	-	-	-	-	3.51
117,370,864	-	-	-	-	3.07
84,793,311	-	-	-	-	2.80
54,259,200	-	-	-	-	2.99
30,873,243	-	-	-	-	3.67
19,463,146	-	-	-	-	2.90
13,008,753	-	-	-	-	3.59
3,372,729	-	-	-	-	1.31
1,230,609	-	-	-	-	1.79

	FICO				Outstanding Balar
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
16,481,872	6.48	12.06	12.20	12.34	2.80
9,868,234	6.68	3.40	11.78	12.74	1.29
15,832,639	8.50	11.72	17.55	19.35	0.25
26,142,977	7.94	18.85	9.57	11.66	4.17
39,152,683	6.82	7.23	12.65	18.40	2.29
71,310,823	10.75	8.65	11.94	12.08	0.90
483,028,928	2.12	3.17	3.85	4.40	0.34
99,393,548	0.34	9.75	16.07	16.42	1.45
179,863,937	0.03	2.01	5.88	9.76	1.75
56,980,206	-	0.30	0.43	1.34	1.88
92,749,349	-	-	0.09	0.53	28.01

	FICO			Outstanding Balar	
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
542,326	-	-	-	-	-
52,404,682	1.09	4.25	5.50	8.56	4.40
48,670,338	4.35	4.78	7.50	10.73	4.39
79,594,028	1.29	6.89	6.46	6.30	3.01
143,924,502	3.40	5.33	7.32	6.26	3.33
192,865,690	1.49	4.84	7.17	9.12	2.66
244,013,131	3.66	3.68	6.98	8.55	2.99
239,112,791	1.19	3.03	4.16	5.56	3.24
89,329,179	3.18	4.03	4.83	6.75	5.31
348,531	-	-	21.23	30.05	-

	FICO			Outstanding Balar	
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
986,852,106	2.54	4.54	6.63	7.60	3.36
4,164,759	-	8.02	4.19	7.95	2.83
99,788,332	0.99	1.77	1.78	6.28	3.24

	FICO			Outstanding Balar	
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
1,411,847	-	-	-	-	-
2,284,286	-	-	-	-	-
25,086,282	-	-	2.43	1.51	-
125,563,822	0.43	1.33	1.00	2.65	0.07
173,479,138	1.28	0.72	2.80	6.18	0.19
250,573,017	1.21	2.86	5.86	6.66	0.28
145,207,506	2.22	5.17	6.85	11.08	0.44
153,519,017	4.05	8.02	12.23	10.50	1.26
62,018,817	4.36	8.94	11.02	12.47	3.21
61,284,403	7.30	10.42	10.49	9.30	7.80
21,502,714	4.74	10.90	8.60	11.40	16.80
26,969,468	6.82	6.54	6.41	4.77	20.31
9,108,006	3.76	6.84	2.19	4.83	33.56
17,709,923	0.95	1.27	0.57	2.04	36.10
11,112,744	2.29	-	0.56	1.18	47.92
2,833,517	1.78	3.39	-	2.72	50.16
663,158	-	-	-	6.27	47.93
477,531	-	-	17.02	5.85	100.00

	FICO			Outstanding Balar	
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
757,150,978	3.45	6.14	8.54	9.80	4.83
38,207,302	-	-	-	1.23	-
2,040,380	-	-	-	-	-
288,874,798	-	0.15	0.95	2.40	-
298,000	-	-	-	-	-
4,233,740	-	-	-	-	-

	FICO			Outstanding Balar	
Agg $ Balance	% =<520	% 521-540	% 541-560	% 561-580	% < 50,000
370,097,763	2.34	3.77	5.94	6.99	1.63
72,768,547	4.16	6.44	10.16	7.82	2.19
581,391,291	2.28	4.58	6.40	8.28	4.82
78,688,321	-	-	0.10	0.38	34.43
157,599,523	1.87	3.74	5.27	7.33	23.19
19,232,534	3.63	3.74	-	14.69	-
22,161,637	0.93	1.24	2.44	5.48	5.76
25,613,699	5.26	7.54	5.54	8.73	1.75
151,021,370	2.17	4.11	6.57	6.74	0.66
269,376,444	1.88	2.16	3.98	5.25	0.73
8,121,348	-	-	-	18.42	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
7.30	-	-
3.72	5.28	2.76
4.38	7.11	5.56
5.10	5.93	0.96
4.79	7.54	5.01
5.56	7.52	1.73
4.91	7.54	2.81
4.26	5.87	1.99
4.71	6.37	3.68
3.86	5.81	4.06
4.71	6.66	1.53
5.62	4.71	1.22
3.31	6.33	2.27
4.03	4.15	3.34
4.87	6.10	5.36
3.94	4.99	-
5.03	7.14	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
7.15	6.80	-
1.72	3.58	-
2.22	3.81	-
1.72	6.16	5.34
4.50	4.50	6.97
6.04	2.78	7.51
1.70	5.25	1.52
4.15	5.30	4.52
5.46	6.17	5.33
3.54	5.43	-
19.99	19.93	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
9.26	-	-
8.67	7.15	1.24
8.03	10.60	3.02
5.99	7.21	1.60
5.25	6.47	5.49
4.36	6.40	3.23
3.68	5.73	3.08
4.01	6.34	2.19
3.43	5.92	0.73
21.23	-	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
4.30	6.50	2.67
4.99	8.32	-
8.34	6.22	4.59

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
-	-	49.41
-	-	-
0.30	0.34	5.04
0.26	1.43	3.05
0.74	2.69	2.43
1.36	4.36	2.68
2.23	6.03	3.69
4.77	7.08	4.86
10.01	11.73	2.20
13.93	16.27	-
21.47	13.75	-
23.93	21.12	-
21.70	22.39	-
26.11	18.62	-
21.33	13.52	-
11.73	25.24	-
25.95	26.13	-
-	-	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
6.51	8.62	2.79
0.53	2.76	3.42
-	4.53	29.90
0.46	1.47	2.73
-	-	-
1.77	2.30	-

ıce		
% 50,000.01-75,000.00	% 75,000.01 - 100,000.00	% 600,000.01 - 750,000.00
3.56	4.96	2.56
3.93	7.01	1.73
5.66	7.46	2.77
22.52	20.83	-
32.31	44.50	-
-	-	84.83
15.58	15.42	3.13
1.69	0.73	-
2.91	3.27	5.76
2.40	3.69	2.96
-	-	64.09

		Prop Type	Doc		WA
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
-	-	-	24.10	-	7.266
-	-	3.92	34.63	10.34	7.936
-	-	3.77	30.00	6.01	7.829
-	-	2.63	32.63	4.03	7.547
-	-	7.68	32.19	4.67	7.423
-	-	4.69	20.99	3.44	7.429
-	-	5.52	21.29	3.78	7.192
0.66	-	7.89	32.00	4.55	7.217
-	-	12.56	40.23	3.90	7.095
-	-	10.68	44.83	3.91	6.983
-	-	16.13	45.67	1.70	6.983
1.61	-	17.41	54.92	2.52	6.882
-	3.70	16.59	55.94	3.36	6.759
-	-	17.68	58.86	0.29	6.728
-	-	16.87	48.63	1.22	6.677
-	-	9.59	65.80	-	6.628
-	-	-	5.03	-	6.158

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
-	-	8.98	43.17	7.12	6.820
-	11.57	10.64	46.68	7.48	6.541
-	-	5.29	50.00	4.27	6.780
-	-	6.26	43.78	8.60	6.883
2.30	-	8.32	41.79	4.62	6.917
-	-	11.50	44.41	3.73	6.976
0.18	-	3.60	35.68	2.70	6.658
-	-	17.78	30.59	6.00	7.417
-	-	26.50	34.52	4.74	7.536
-	-	1.02	31.27	7.08	7.510
-	-	-	26.90	1.21	9.637

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
-	-	58.95	-	-	6.604
-	2.18	30.72	29.36	3.51	7.277
-	-	24.22	26.32	6.11	7.450
-	-	17.75	31.70	4.86	7.234
0.61	-	10.85	34.40	3.30	7.246
-	-	6.24	40.08	4.61	7.231
-	-	5.73	40.59	2.96	7.224
-	-	5.32	40.41	4.40	7.171
1.01	-	3.47	12.13	2.17	6.963
-	-	-	-	-	8.519

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
0.18	0.12	-	34.96	4.16	7.158
-	-	-	55.34	2.68	7.745
-	-	100.00	39.47	0.89	7.683

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
-	-	-	29.85	-	4.287
-	-	-	40.83	9.45	4.884
-	-	2.21	11.61	7.44	5.289
0.70	0.91	2.60	17.82	5.89	5.809
-	-	3.66	31.99	4.08	6.252
-	-	6.21	39.74	3.63	6.748
-	-	12.28	39.00	4.73	7.245
0.59	-	15.68	43.54	4.01	7.741
-	-	21.35	45.83	2.24	8.260
-	-	18.92	37.26	1.49	8.788
-	-	17.19	33.10	2.09	9.257
-	-	10.52	32.92	1.57	9.767
-	-	6.42	36.01	0.37	10.255
-	-	0.92	42.86	0.21	10.748
-	-	0.41	23.01	0.30	11.148
-	-	-	29.51	-	11.624
-	-	-	4.31	8.07	12.024
-	-	-	-	-	12.500

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
0.12	0.15	12.16	36.68	4.24	7.523
-	-	0.53	36.54	20.88	6.589
-	-	-	17.37	40.68	5.963
0.30	-	2.61	31.78	0.39	6.494
-	-	-	-	-	7.550
-	-	-	69.03	-	5.863

		Prop Type	Doc		WAC
% 750,000.01 - 900,000.00	% > 900,000.00	Investment	Stated Doc	Limited Doc	Coupon
0.24	-	10.43	99.94	-	7.357
-	-	4.17	-	-	6.857
0.15	-	8.80	-	6.88	7.160
-	-	-	28.66	0.84	9.969
-	-	11.27	24.71	2.96	8.748
9.23	5.94	7.16	40.08	7.27	6.886
-	-	9.82	18.65	-	7.552
-	-	11.03	32.87	7.14	7.068
-	-	7.25	29.76	3.79	6.861
0.66	0.42	5.79	50.50	4.30	6.869
21.86	14.06	-	43.38	9.08	6.743

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
-	-	-	-	42.91	42.50	24.26	-
0.23	-	-	-	39.45	21.08	10.44	-
7.72	0.37	-	-	37.80	23.15	7.68	-
15.70	0.37	0.12	-	38.40	21.27	6.51	-
21.51	0.94	0.61	-	38.49	23.80	7.52	0.58
18.62	5.67	5.20	-	38.44	25.98	5.19	2.19
17.12	7.57	10.04	-	39.44	30.99	10.13	4.93
17.22	8.81	10.27	-	39.41	30.88	9.37	5.47
17.01	6.73	10.25	-	40.02	35.94	8.00	5.21
14.38	6.57	11.46	-	39.16	31.22	8.71	4.75
17.29	3.88	15.14	-	40.76	39.18	8.30	2.54
15.02	5.28	14.47	-	38.57	30.73	7.69	3.71
17.39	5.05	12.81	-	39.50	33.18	8.37	4.31
18.94	3.63	12.61	-	39.97	39.44	8.61	3.63
26.47	1.01	12.45	-	39.05	25.01	10.13	9.54
16.56	2.00	13.80	-	39.77	24.08	14.23	-
29.25	-	1.79	-	35.07	29.25	-	-

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
-	-	-	-	35.47	22.77	7.47	0.36
-	-	-	-	31.60	20.92	6.98	-
-	-	-	-	37.92	23.15	11.58	-
-	-	-	-	35.76	18.45	9.25	2.82
-	-	-	-	37.56	23.88	8.65	2.57
-	-	-	-	37.38	18.67	6.15	2.85
-	-	-	-	40.90	36.23	9.84	3.92
-	-	-	-	37.33	23.66	5.06	4.67
100.00	-	-	-	37.40	24.84	4.98	3.79
-	100.00	-	-	38.24	22.72	4.39	6.99
-	-	100.00	-	41.52	38.47	12.63	-

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
31.79	-	-	-	-	-	-	-
26.36	4.62	4.34	-	13.75	-	-	0.99
23.38	5.05	4.88	-	23.16	-	-	2.16
19.73	6.86	5.88	-	27.96	-	-	2.32
19.19	5.79	6.58	-	33.05	-	-	3.50
16.72	6.82	8.67	-	38.00	-	-	3.22
14.04	5.01	8.84	-	42.76	-	-	4.08
14.94	4.37	10.02	-	47.94	100.00	-	5.18
10.03	2.80	12.92	-	52.58	100.00	100.00	1.36
-	-	48.72	-	56.11	100.00	100.00	-

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
13.32	5.64	9.39	-	39.90	31.57	8.68	3.85
19.08	17.76	1.72	-	40.99	33.35	21.98	-
47.77	0.58	-	-	32.48	15.86	3.10	0.20

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
-	-	-	-	35.00	-	-	-
-	-	-	-	36.72	30.01	13.92	-
1.00	-	-	-	40.37	40.03	23.45	6.96
5.34	1.86	-	-	40.51	36.80	14.10	5.58
11.52	2.56	0.39	-	39.68	32.24	8.78	5.61
13.56	5.15	0.90	-	39.70	32.36	6.87	4.61
20.81	6.66	1.66	-	39.05	27.21	5.92	2.25
25.79	9.91	2.61	-	37.63	22.82	6.35	2.33
31.56	8.91	10.06	-	37.60	23.70	4.97	1.50
30.29	5.08	27.47	-	38.63	26.49	5.96	0.46
24.17	5.90	36.64	-	37.47	26.09	6.93	-
15.16	4.89	59.60	-	38.95	28.57	7.04	0.38
10.02	4.65	68.67	-	41.53	47.82	12.02	-
2.84	4.25	89.71	-	41.45	39.26	13.86	-
2.00	0.21	94.54	-	40.57	33.50	8.08	-
3.18	-	91.66	-	40.85	21.89	7.14	-
-	-	100.00	-	40.71	23.41	5.40	-
-	-	100.00	-	42.56	55.55	34.90	-

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
19.07	5.62	11.46	-	38.05	24.78	5.72	-
17.84	10.42	-	-	40.86	35.59	3.18	100.00
-	-	-	-	41.22	46.97	-	-
9.84	3.40	2.06	-	42.15	43.81	15.64	-
-	100.00	-	-	39.27	-	-	-
6.70	8.08	-	-	35.61	2.30	-	-

LTV				DTI			IO Term
% 85.01-90.00	% 90.01-95.00	% 95.01-100.00	% 100.00+	NZWA	% > 45	% > 50	% 2yr IO
16.63	4.59	6.18	-	39.56	27.63	2.64	3.77
13.76	9.35	3.98	-	40.95	43.94	8.54	20.95
16.90	4.88	9.76	-	39.26	31.62	12.44	1.55
1.52	2.93	95.36	-	41.47	39.34	11.68	-
15.20	3.92	39.98	-	38.06	28.97	8.35	0.80
29.99	-	-	-	36.09	12.08	4.68	3.43
21.06	11.01	20.70	-	38.42	31.07	9.49	0.79
15.87	6.32	4.26	-	40.30	31.29	13.14	8.00
13.09	3.45	10.76	-	40.11	32.95	10.70	6.61
10.65	3.58	9.13	-	40.45	36.79	10.04	5.25
36.55	-	-	-	33.39	20.08	11.08	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
-	-	-	-
-	-	-	-
-	0.91	-	-
-	4.09	-	-
-	8.50	-	-
0.22	20.42	-	-
0.06	28.53	-	0.05
0.58	29.19	0.22	0.59
0.07	35.19	-	0.55
-	36.55	-	0.54
0.53	40.35	-	0.43
0.41	36.79	-	0.52
-	34.69	-	1.85
0.63	47.04	-	-
-	29.75	-	2.92
-	57.16	-	10.48
-	-	-	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
-	4.95	-	-
-	7.71	-	-
-	7.69	-	1.71
-	6.97	-	0.29
0.47	12.21	-	0.25
-	16.20	-	-
0.17	44.15	-	0.60
1.06	10.56	-	0.30
-	15.80	-	0.16
-	17.23	0.52	0.60
-	6.42	-	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
-	-	-	-
-	13.97	-	1.25
0.48	13.44	-	-
0.23	16.61	-	0.30
-	21.57	-	-
0.11	22.64	0.16	0.15
0.18	24.81	-	1.21
0.40	34.03	-	0.04
-	50.50	-	-
-	21.23	-	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
0.21	28.42	0.03	0.43
-	19.81	-	-
-	7.56	-	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
-	29.85	-	20.75
-	39.01	-	13.48
0.88	49.09	-	3.10
1.08	50.04	-	0.83
-	38.93	-	0.30
0.19	35.99	-	0.38
-	20.45	-	0.19
-	11.82	0.19	0.05
-	4.75	-	-
-	4.55	-	-
-	3.09	-	-
-	1.73	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
-	-	-	-
-	-	-	-
100.00	-	-	-
-	100.00	-	-
-	-	100.00	-
-	-	-	100.00

% 3yr IO	% 5yr IO	% 7yr IO	% 10 year
0.10	22.20	-	0.79
1.18	3.94	0.41	0.40
0.14	30.93	-	0.08
-	-	-	-
0.06	3.47	-	0.11
-	15.90	-	-
-	22.71	-	0.34
-	21.98	-	-
0.40	44.74	-	0.40
0.32	42.89	0.11	1.21
-	29.12	-	-